Exhibit 99.2

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

WITH RESPECT TO A PLAN OF ARRANGEMENT

INVOLVING BROOKFIELD ASSET MANAGEMENT LTD.,

Brookfield Corporation AND OTHERS

Monday, January 27, 2025

at 10:00 a.m. (Toronto time)

The Board, on the recommendation of the Governance,
Nominating and Compensation Committee, recommends that
you vote FOR the Arrangement Resolution

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

A special meeting of shareholders of Brookfield Asset Management Ltd. (“BAM”) will be held on Monday, January 27, 2025 at 10:00 a.m. (Toronto time) in a virtual meeting format via live audio webcast at: https://meetings.lumiconnect.com/400-755-930-608, to:

1.	consider, pursuant to a varied interim order (the “Interim Order”) of the Supreme Court of British Columbia dated December 9, 2024, and, if deemed advisable, to pass a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular (the “Circular”), with or without variation, approving an arrangement (the “Arrangement”) involving BAM, Brookfield Corporation (“BN”) and others under the provisions of Division 5 Part 9 of the Business Corporations Act (British Columbia) and as more particularly described in the Circular;

2.	consider and, if deemed advisable, to pass a special resolution increasing the number of directors of BAM from 12 to 14; and

3.	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Specific details relating to the Arrangement are set forth in the Circular.

The board of directors of BAM (the “Board”), with Mr. Bruce Flatt, who serves as CEO of both BAM and BN, having abstained, based on, among other things, the recommendation of the Governance, Nominating and Compensation Committee of the Board, unanimously determined that the Arrangement is in the best interests of BAM and unanimously approved the Arrangement. Accordingly, the Board, with Mr. Bruce Flatt having abstained, unanimously recommends that shareholders vote FOR the Arrangement Resolution at the meeting.

The meeting will be held in a virtual meeting format only. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: https://meetings.lumiconnect.com/400-755-930-608, entering your control number and password “brookfield2025” (case sensitive). See “Q&A on Voting” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you are a shareholder of BAM at the close of business on November 12, 2024. Before casting your vote, we encourage you to review the meeting’s business in the section “Part Three – Business of the Meeting” of the Circular.

We are posting an electronic version of the Circular on our website for shareholder review – a process known as “Notice and Access”. An electronic copy of the Circular may be accessed at https://bam.brookfield.com under “Notice and Access 2025” and at www.sedarplus.ca and www.sec.gov/edgar.

Under Notice and Access, if you would like paper copies of the Circular, please contact us at 1-866-989-0311 or bam.enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof and mail service. See “Canada Post Disruption” below. In order to receive the Circular in advance of the deadline to submit your vote, we recommend that you contact us before 5:00 p.m. (Toronto time) on January 9, 2025. All shareholders who have signed up for electronic delivery of the Circular will continue to receive it by email.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the Internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Holders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. (Toronto time) on Thursday, January 23, 2025. You can cast your proxy vote in the following ways:

•	On the Internet at www.meeting-vote.com;

•	Fax your signed proxy to (416) 595-9593;

•	Mail your signed proxy using the business reply envelope accompanying your proxy;

•	Scan and send your signed proxy to proxyvote@tmx.com; or

•	Call by telephone at 1-888-489-5760.

Information for Non-Registered Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form. You may also vote by telephone or on the Internet prior to the meeting by following the instructions on the voting instruction form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder by calling our transfer agent, TSX Trust Company, at 1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Thursday, January 23, 2025.

Canada Post Disruption

On November 15, 2024, the Canadian Union of Postal Workers entered a legal strike position, which has resulted in the disruption or delay of the mail service of Canada Post (the “Canada Post Disruption”). If the Canada Post Disruption continues, or the mail service of Canada Post is delayed after the Canada Post Disruption has been resolved, BAM may obtain exemptive relief from the Canadian securities regulatory authorities that would allow the meeting to be held without completing the mailing of the Circular and related materials on timelines prescribed by Canadian securities laws to certain holders of Class A Shares affected by the Canada Post Disruption. If BAM obtains exemptive relief, BAM will issue a press release with additional information as to how affected holders of Class A Shares can access the Circular and related materials and vote in advance of the Meeting.

By Order of the Board

/s/ Justin B. Beber

Justin B. Beber Chief Operating Officer

December 1, 2024

LETTER TO SHAREHOLDERS

To our shareholders,

You are invited to attend a special meeting of holders of shares of Brookfield Asset Management Ltd. (“BAM”). The meeting will occur at 10:00 a.m. (Toronto time) on Monday, January 27, 2025 in a virtual meeting format via live audio webcast at: https://meetings.lumiconnect.com/400-755-930-608. At the meeting, you will be asked to consider the transaction described below. This management information circular (the “Circular”) also provides important information on voting your shares at the meeting. Additional details on how to access our live audio webcast and participate in the meeting can be found in the “Q&A on Voting” section of the Circular.

It has been nearly two years since we launched BAM as a pure-play, leading global alternative asset management business. Creating BAM has provided shareholders with direct access to our asset management franchise; increased operational and financial transparency, enabling our investors and analysts to compare and evaluate our business more easily against appropriate peers and benchmarks; and resulted in a significant expansion of our shareholder base.

We believe, however, that there is more we can do to broaden our shareholder base and gain access to the deepest pools of capital. The most common feedback that we hear from investors encourages us to position BAM for inclusion in some of the most widely followed global large cap stock indices, including in the U.S.

We have considered various means to deliver on these outcomes and believe that an important first step is to increase BAM’s market capitalization such that it reflects 100% of the value of our asset management business. To facilitate this, Brookfield Corporation (“BN”) has agreed to exchange its equity ownership of the asset management business, which it holds through common shares of our asset management company, Brookfield Asset Management ULC (the “Asset Management Company”), for newly-issued Class A Shares of BAM on a one-for-one basis. We are proposing to implement this transaction pursuant to an arrangement (the “Arrangement”) under the provisions of Division 5 Part 9 of the Business Corporations Act (British Columbia). Upon completion of the Arrangement, BAM would own, directly and indirectly, 100% of the common shares of the Asset Management Company and BN would own approximately 73% of our issued and outstanding Class A Shares. As part of the Arrangement, our articles would also be amended to ensure that BN maintains indirect control of our asset management business for so long as it holds a majority of the voting shares of BAM.

The accompanying Circular provides a detailed description of the Arrangement and the other matters to be considered at the meeting. You are urged to read this information carefully and, if you require assistance, to consult your own legal, financial or other professional advisors.

Shareholder Meeting

At the meeting, you will be asked to pass a special resolution approving the Arrangement, as described in detail in the accompanying Circular.

The Governance, Nominating and Compensation Committee (the “GNCC”) of the board of directors of BAM (the “Board”), comprised solely of independent directors of BAM, who are also independent of BN within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, being Olivia Garfield, Nili Gilbert, Diana Noble and Satish Rai, reviewed and considered the terms of the Arrangement and received independent advice, including obtaining a formal valuation and fairness opinion. Following this process, the GNCC unanimously determined that the Arrangement is in the best interests of BAM and unanimously recommended that the Board determine that the Arrangement is in the best interests of BAM, approve the Arrangement and recommend that the shareholders vote FOR the special resolution in respect of the Arrangement (the “Arrangement Resolution”).

The Board, based on, among other things, the recommendation of the GNCC, unanimously determined that the Arrangement is in the best interests of BAM and unanimously approved the Arrangement. Accordingly, the Board unanimously recommends that shareholders vote FOR the Arrangement Resolution at the meeting.

To become effective, the Arrangement Resolution must be approved by: (a) not less than 66 2/3% of the votes cast at the meeting by the holders of our Class A Shares, present in person or represented by proxy at the meeting; (b) not less than 66 2/3% of the votes cast at the meeting by the holder of our Class B Shares, present in person or represented by proxy at the meeting; and (c) not less than a majority of the votes cast at the meeting by the holders of our Class A Shares other than the votes attaching to our Class A Shares held, directly or indirectly, by an “interested party” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions or otherwise required to be excluded under the requirements of such instrument.

The Arrangement is also subject to the satisfaction of certain other conditions, including the receipt of the approval of the Supreme Court of British Columbia. Subject to the receipt of all required approvals and the satisfaction or waiver, as applicable, of the other conditions contained in the arrangement agreement between BAM and BN, it is anticipated that the Arrangement will be completed in early 2025.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the meeting, please take the time to vote by using the Internet or by telephone as described in the Circular or by completing the enclosed proxy card and mailing it in the enclosed envelope. Information about the meeting and the Arrangement is contained in the Circular. You are urged to read the Circular carefully.

If you are not registered as the holder of your shares but hold your shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your shares. See the section in the Circular entitled “Q&A on Voting – If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” for further information on how to vote your shares.

On behalf of the Board, I express our appreciation for your continued support. We look forward to having you join us on January 27, 2025.

Yours truly,

/s/ Mark Carney

Mark Carney

Chair

December 1, 2024

MANAGEMENT INFORMATION CIRCULAR

Part One – Q&A Regarding the Arrangement		1
Part Two – Voting Information		3
Who Can Vote		3
Notice and Access		4
Q&A on Voting		5
Principal Holders of Voting Shares		10
Part Three – Business of the Meeting		12
1.	The Arrangement	12
2.	Increase in Number of Directors	23
Part Four – Certain Legal and Regulatory Matters		24
Completion of the Arrangement		24
Timing		24
Shareholder Approval		24
Court Approval		25
Canadian Securities Law Matters		25
Part Five – Information Concerning BAM AND THE ASSET MANAGEMENT COMPANY		27
Overview and Documents Incorporated by Reference		27
Trading Price and Volume of Class A Shares		28
Prior Sales		28
Changes Resulting from the Arrangement		28
Part Six – Risk Factors		31
Risks Relating to the Arrangement		31
Part Seven – Other Information		33
Interest of Directors and Executives in Matters to be Acted Upon		33
Interest of Informed Persons in Material Transactions		33
Indebtedness of Directors, Officers and Employees		33
Auditor		33
Interests of Experts		33
Cautionary Statement Regarding the Use of Non-GAAP Measures and Forward-Looking Statements		33
Availability of Disclosure Documents		34
Other Business		34
Directors’ Approval		34
Part Eight – Consent of KPMG		35
Part Nine – Glossary of Terms		36

Part One – Q&A Regarding the Arrangement

The following briefly addresses some questions you may have regarding the Arrangement. The below information is only a summary of certain information contained elsewhere in this Circular and is qualified in its entirety by the more detailed information and statements contained in or referred to elsewhere in this Circular, including the Appendices and documents that are incorporated by reference herein, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth in the section entitled “Part Nine – Glossary of Terms” in this Circular.

Questions	Answers about the Arrangement
What am I being asked to vote on at the meeting?

At the meeting, you are asked to consider and, if thought advisable, pass the Arrangement Resolution approving the Arrangement. The Arrangement involves the issuance of Class A Shares to BN in exchange for Common Shares held by BN and its subsidiaries on a one-for-one basis. Upon completion of the Arrangement, BAM would own, directly and indirectly, 100% of the Common Shares and BN would own approximately 73% of the issued and outstanding Class A Shares.

As part of the Arrangement, BAM’s articles would also be amended to ensure that BN maintains indirect control of the Asset Management Company for so long as it holds a majority of the voting shares of BAM. See “Details of the Arrangement”.

Why is BAM pursuing the Arrangement?

The creation of BAM in 2022 helped to simplify BAM’s story and BAM has significantly expanded its shareholder base since. The Arrangement will continue to broaden BAM’s shareholder base and simplify the structure of the Asset Management Company further by having its ownership consolidated under BAM, rather than being split between BN and BAM. The Arrangement will also result in BAM’s market capitalization reflecting 100% of the value of the asset management business, which management believes will align BAM’s size and structure with its U.S.-based global alternative asset management business peers and position BAM for potential Index Admission in the future. In the view of management, the potential benefits of Index Admission include: (i) increased corporate profile with U.S. investors, analysts and media; (ii) an increased demand for shares given that there are significantly more index tracking funds in the U.S. than in Canada; (iii) a wider and more diversified shareholder base; and (iv) increased access to the deepest pools of public capital.

For more information, see “Details of the Arrangement”.

How does the Board recommend I vote on the Arrangement Resolution?

The Board, based on, among other things, the recommendation of the GNCC, has unanimously determined that the Arrangement is in the best interests of BAM and unanimously approved the Arrangement. Accordingly, the Board unanimously recommends that you vote FOR the Arrangement Resolution at the meeting. For more information, see “Recommendation of the Board”.

Why should I vote FOR the Arrangement Resolution?

The Board carefully evaluated the Arrangement and believes that the Arrangement is in the best interests of BAM and unanimously approved the Arrangement. In the course of its evaluation, the Board considered, among other things, the following factors:

•

The Arrangement will simplify the structure of the asset management business further by having its ownership consolidated under BAM, rather than being split between BN and BAM. The Arrangement will also result in BAM’s market capitalization reflecting 100% of the value of the asset management business, which management believes will help broaden BAM’s shareholder base and align BAM’s size and structure with its U.S.-based global alternative asset management business peers. Management believes that simplifying the structure of the asset management business in this way will make it easier for investors to understand and accurately value the Class A Shares.

•

Management believes that the Arrangement and BAM’s increased market capitalization resulting therefrom, together with other potential steps, will position BAM for potential Index Admission in the future.

•	KPMG, the independent valuator retained by the GNCC, delivered the Formal Valuation in accordance with MI 61-101 and the Fairness Opinion.
•	The GNCC considered the compensation arrangements of KPMG,

Questions	Answers about the Arrangement

was engaged to provide the Formal Valuation and the Fairness Opinion on a fixed fee basis that was not contingent on the conclusions reached in the Formal Valuation, the outcome of the Fairness Opinion or the completion of the Arrangement.

•

The process leading up to the Arrangement was conducted under the oversight of the GNCC, which is comprised solely of independent directors and was advised by experienced, qualified and independent advisors. In addition, the procedures by which the Arrangement will be approved, including both shareholder approval and approval of the Court, offers substantial protection to shareholders.

•

The Arrangement is intrinsically fair and treats all the stakeholders of BAM fairly, including shareholders, employees, lenders to and debtholders of BAM. Moreover, BAM will acquire control of the asset management business, there will be no change to BAM’s status as a Canadian-domiciled corporation in connection with the Arrangement and the Arrangement is not expected to have any material adverse Canadian or U.S. federal income tax consequences for holders of Class A Shares. There will be no change to the business and operations of BAM or the asset management business as a result of the Arrangement.

For a full description of these factors, among others, considered by the Board, see “Reasons for the Arrangement”.

When will the Arrangement be completed?	BAM expects to complete the Arrangement once all approvals have been obtained. It is currently expected that the Arrangement will be completed in early 2025.
What approvals are required of holders of Class A Shares and Class B Shares at the meeting?

To become effective, the Arrangement Resolution must be approved by: (i) not less than 66 2/3% of the votes cast at the meeting by the holders of Class A Shares present in person or represented by proxy at the meeting; (ii) not less than 66 2/3% of the votes cast at the meeting by the holders of Class B Shares present or in person or represented by proxy at the meeting, and (iii) not less than a majority of the votes cast by Minority Shareholders.

For more information see “Canadian Securities Law Matters”.

What other approvals are required for the Arrangement to become effective?

The Arrangement is also subject to the satisfaction of certain other conditions, including the receipt of the Final Order, the approvals of NYSE and the TSX and no material adverse effect having occurred in respect of the Asset Management Company. On November 11, 2024, the TSX provided its conditional approval of the issuance of Class A Shares to BN pursuant to the Arrangement. For more information, see “Part Four – Certain Legal and Regulatory Matters” and “The Arrangement – Arrangement Agreement”.

Whom do I contact for information regarding BAM and the Arrangement?

Inquiries related to the Arrangement should be directed to:

Brookfield Asset Management Ltd.

Brookfield Place

250 Vesey Street, 15th Floor

New York, New York

10281-0221

United States

The transfer agent and registrar for the Class A Shares is:

TSX Trust Company
301–100 Adelaide Street West
Toronto, Ontario M5H 4H1

Part Two – Voting Information

This management information circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Asset Management Ltd. (“BAM”) of proxies for the special meeting of shareholders of BAM (the “meeting”) referred to in BAM’s notice of special meeting of shareholders dated December 1, 2024 (the “Notice”) to be held in a virtual meeting format only on Monday, January 27, 2025 at 10:00 a.m. (Toronto time). The meeting will be broadcast live by audio webcast. See “Q&A on Voting” on page 5 of this Circular for further information.

All capitalized terms used in this Circular, including the Appendices hereto, but not otherwise defined have the meanings set forth under “Part Nine – Glossary of Terms”. References in this Circular to “BAM”, “we,” or “our” are to Brookfield Asset Management Ltd., and references to “Brookfield” include BAM and Brookfield Corporation (“BN”), collectively. All references in this Circular to the “Board” in respect of its determination regarding the Arrangement and its recommendation regarding the Arrangement Resolution should be read as the board of directors of BAM with Bruce Flatt, who serves as CEO of both BAM and BN, having abstained.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bam.brookfield.com under “Notice and Access 2025”, on our System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) profile at www.sedarplus.ca and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. Proxies may also be solicited personally or by telephone by regular employees of BAM at nominal cost. The cost of solicitation will be borne by BAM.

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the meeting other than those contained, or incorporated by reference, in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the matters contained in this Circular.

The information in this Circular is given as at December 1, 2024, unless otherwise indicated. As BAM operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to C$ are to Canadian dollars.

Canada Post Disruption

On November 15, 2024, the Canadian Union of Postal Workers entered a legal strike position, which has resulted in the disruption or delay of the mail service of Canada Post (the “Canada Post Disruption”). If the Canada Post Disruption continues, or the mail service of Canada Post is delayed after the Canada Post Disruption has been resolved, BAM may obtain exemptive relief from the Canadian securities regulatory authorities that would allow the meeting to be held without completing the mailing of the Circular and related materials on timelines prescribed by Canadian securities laws to certain holders of Class A Shares affected by the Canada Post Disruption. If BAM obtains exemptive relief, BAM will issue a press release with additional information as to how affected holders of Class A Shares can access the Circular and related materials and vote in advance of the Meeting.

Who Can Vote

As at December 1, 2024, BAM had 443,040,820 Class A Limited Voting Shares (“Class A Shares”) and 21,280 Class B Limited Voting Shares (“Class B Shares”) outstanding. The Class A Shares are co-listed on the New York Stock Exchange (“NYSE”)

and the Toronto Stock Exchange (“TSX”) under the symbol “BAM”. The Class B Shares are all privately held (see “Principal Holders of Voting Shares” on page 10 of this Circular for further information). Each registered holder of record of Class A Shares and Class B Shares as at the close of business on Tuesday, November 12, 2024 will be entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of a Class A Share or Class B Share on such date shall be entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy.

The share conditions for the Class A Shares and Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority, or in the case of matters that require approval by special resolution, at least two-thirds, of the votes cast by the holders of Class A Shares and by the holders of Class B Shares who vote in respect of the resolution, each voting as a separate class.

Notice and Access

BAM is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, BAM has posted this Circular and form of proxy on its website at https://bam.brookfield.com under “Notice and Access 2025”, in addition to posting it on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. BAM will send the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. See “Canada Post Disruption” above. BAM will not directly send the Notice Package to non-registered shareholders. Instead, BAM will pay Intermediaries (as defined on page 5 of this Circular) to forward the Notice Package to all non-registered shareholders.

BAM has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, and is therefore consistent with BAM’s philosophy towards sustainability. Additionally, adopting Notice and Access has significantly lowered printing and mailing costs associated with BAM’s shareholder meetings.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular will continue to receive it by email. No shareholders will receive a paper copy of this Circular unless they contact BAM at 1-866-989-0311 or bam.enquiries@brookfield.com, in which case BAM will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 5:00 p.m. (Toronto time) on January 9, 2025 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, BAM will mail this Circular within 10 calendar days of such request.

Q&A on Voting

What am I voting on?

Resolution	Who Votes
Arrangement Resolution	Class A Shareholders Class B Shareholders
Increase in Number of Directors	Class A Shareholders Class B Shareholders

Who is entitled to vote?

Holders of Class A Shares and holders of Class B Shares as at the close of business on November 12, 2024 will each be entitled to one vote per share on the items of business as identified above.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote in real time, provided they are connected to the Internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting the form of proxy or voting instruction form by calling TSX Trust at 1-866-751-6315 (within North America) or (416) 682-3860 (outside North America) or online at https://www.tsxtrust.com/control-number-request no later than 5:00 p.m. (Toronto time) on January 23, 2025 and providing TSX Trust with information on your appointee. TSX Trust will provide your appointee with a 13 digit control number which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a 13 digit control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Am I a registered shareholder or a non-registered shareholder?

Registered shareholders have a share certificate or Direct Registration System statement issued in their name or appear as the registered shareholder on the books of BAM.

Non-registered shareholders are beneficial owners of shares of BAM that are not registered shareholders. In many cases, Class A Shares that are beneficially owned by a non-registered shareholder are registered either:

•	in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary” and collectively, “Intermediaries”) with whom the non-registered shareholder maintains an account, or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository such as CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”), of which the Intermediary is a participant.

If you are a non-registered shareholder and your shares are held in the name of an Intermediary, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 9 of this Circular for voting instructions.

If you are not sure whether you are a registered or non-registered shareholder, please contact TSX Trust. See “How do I contact the transfer agent?” on page 9 of this Circular.

How do I vote?

Holders of Class A Shares and holders of Class B Shares of BAM can vote in one of two ways, as follows:

•	by submitting your voting instructions prior to the meeting, or

•	during the meeting by online ballot through the live webcast platform

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder (including non-registered shareholders who have duly appointed themselves as proxyholder by following the instructions under the heading “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 9 of this Circular), you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting. In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: https://meetings.lumiconnect.com/400-755-930-608

Step 2: Follow these instructions:

Registered shareholders: Click “I have a login” and then enter your 13 digit control number and password “brookfield2025” (case sensitive). The 13 digit control number located on the form of proxy or in the email notification you received from TSX Trust is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

Duly appointed proxyholders: Click “I have a login” and then enter your 13 digit control number and password “brookfield2025” (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust as described in this Circular will receive a 13 digit control number by email from TSX Trust after the proxy voting deadline has passed.

Guests: Click “I am a Guest” and then complete the online form.

The meeting website will be accessible 60 minutes prior to the start of the meeting. It is important that all attendees log in to the meeting website at least ten minutes prior to the start of the meeting to allow enough time to complete the log in process. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the meeting. If you are experiencing any difficulty connecting to or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

What if I plan to vote by proxy in advance of the meeting?

If you are a registered shareholder, you can vote by proxy up to 5:00 p.m. (Toronto time) on Thursday, January 23, 2025 (or 48 hours prior to the time of any adjourned meeting), as follows:

•	to vote by Internet, accessing www.meeting-vote.com and following the instructions for electronic voting. You will need your control number;

•	sign the form of proxy sent to you and vote your shares at the meeting and submit your executed proxy via any of the following options:

(i)	by mail: in the envelope provided or in one addressed to TSX Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1;

(ii)	by fax: to (416) 595-9593; or

(iii)	by email: scan and send the proxy to proxyvote@tmx.com.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of BAM) to represent you as proxyholder at the meeting by writing the name of this person (or company) in the blank space on the form of proxy. If you wish to appoint a person other than the management nominees identified in the form of proxy, you will need to complete the additional step of registering your proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Thursday, January 23, 2025.

•	to vote by telephone, call toll-free at 1-888-489-5760. You will be prompted to provide the control number printed on the form of proxy sent to you. The telephone voting service is not available on the day of the meeting.

If you are a non-registered shareholder and your shares are held in the name of an Intermediary, to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 9 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of BAM and the associated costs will be borne by BAM.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Marcel R. Coutu or Samuel J.B. Pollock, each of whom is a director of BAM, or another person you have appointed, to vote or withhold from voting your shares at the meeting.

Can I appoint someone other than these directors to vote my shares?

Yes, you may appoint another person or company other than the BAM directors named on the form of proxy or voting instruction form to be your proxyholder. Write the name of this person (or company) in the blank space on the form of proxy or voting instruction form. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with our transfer agent, TSX Trust, after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 9 of this Circular for instructions on registering your proxy with TSX Trust.

What do I do with my completed form of proxy?

Return it to TSX Trust in the envelope provided to you by mail, by fax at (416) 595-9593 or scan and send by email to proxyvote@tmx.com no later than 5:00 p.m. (Toronto time) on Thursday, January 23, 2025, which is two business days before the day of the meeting.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.meeting-vote.com and follow the instructions on this website. You will need your control number (located on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. (Toronto time) on Thursday, January 23, 2025, which is two business days before the day of the meeting.

If you are a non-registered shareholder and your Intermediary makes this option available, go to www.proxyvote.com and follow the instructions on this website. You will need your control number (located on the voting instruction form) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. (Toronto time) on Wednesday, January 22, 2025, which is one business day before the proxy deposit date of Thursday, January 23, 2025. Refer to the instructions on your voting instruction form for more details.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of BAM at the address below no later than 5:00 p.m. (Toronto time) on the last business day preceding the date of the meeting, Friday, January 24, 2025, or any adjournment of the meeting, or to the Chair of the Board (the “Chair”) prior to the start of the meeting on Monday, January 27, 2025, or the day of the adjourned meeting. You may also vote during the virtual meeting by submitting an online ballot, which will revoke your previous proxy.

Corporate Secretary
Brookfield Asset Management Ltd.
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York
10281-0221
United States

For non-registered shareholders, if you have provided your voting instructions and change your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the Internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary’s deadline.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favor of all resolutions put before shareholders of the meeting. See “Part Three – Business of the Meeting” on page 12 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of BAM is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

BAM’s transfer agent, TSX Trust, counts and tabulates the proxies.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact TSX Trust as follows:

Mail	Telephone/Fax	Online

TSX Trust Company 301–100 Adelaide Street West Toronto, Ontario M5H 4H1	Tel: (416) 682-3860 within Canada and the United States toll free at 1-800-387-0825 Fax: 1-888-249-6189 or (514) 985-8843	Email: shareholderinquiries@tmx.com Website: www.tsxtrust.com

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form. If your Intermediary makes these options available, you may also vote by telephone prior to the meeting by following the directions on the voting instruction form on the Internet prior to the meeting by going to www.proxyvote.com and following the instructions on this website. See “Can I vote by Internet in advance of the meeting?” on page 8 of this Circular.

Since BAM has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, BAM may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: you must complete the additional step of registering yourself (or your appointees other than if your appointees are the management nominees) as the proxyholder by calling TSX Trust at 1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Thursday, January 23, 2025.

Failing to register as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

Principal Holders of Voting Shares

Executives of Brookfield hold a substantial portion of their individual investments in Class A Shares in partnership with one another, and also have stewardship of the Class B Shares. We refer to this as the “Partnership”. The Partnership’s members include both current and former senior executives and directors of BAM and its predecessors (each, a “Partner” and collectively, the “Partners”). This ownership framework among the Partners has been an important tradition underpinning Brookfield’s culture for over 50 years.

The Partnership is instrumental in ensuring the orderly management succession of BAM, while fostering a culture of strong governance and mutual respect, a commitment to collective excellence and achievement, and a focus on long-term value creation for all stakeholders.

We believe that the Partnership promotes decision-making that is entrepreneurial, collaborative and aligned with the long-term interests of BAM. The financial strength and sustainability of the Partnership is characterized by a consistent focus on renewal—longstanding members mentoring new generations of leaders and financially supporting their admission as Partners. This is a critical component to preserving our culture and vision.

Consistent with the role that it has played within BN over many decades, the Partnership remains resolutely focused on the long-term success of BAM for the benefit of all stakeholders, through both future economic downturns and financial disruptions. This long-term focus is considered critical to the sustainability of BAM.

The Partners collectively own interests in approximately 96 million Class A Shares (on a fully diluted basis). These economic interests consist primarily of (i) the direct ownership of Class A Shares, as well as indirect ownership (such as Class A Shares that are held through holding companies and by foundations), by the Partners on an individual basis; and (ii) the Partners’ proportionate beneficial interests in Class A Shares held by Partners Value Investments L.P. (“PVI”). PVI is a publicly-listed investment partnership whose principal business activity is owning equity interests in Brookfield for the long-term. As of December 1, 2024, the Partners owned not less than 90% of PVI’s equity units. PVI owns approximately 31 million Class A Shares (on a fully diluted basis).

In order to foster the long-term stability and continuity of BAM, a group of longstanding senior leaders of the Partnership have been designated to oversee stewardship of the Class B Shares. Under these arrangements, the Class B Shares are held in a trust (the “BAM Partnership”). The beneficial interests in the BAM Partnership, and the voting interests in its trustee, are held as follows: one-third by Mr. Bruce Flatt, one-third by Mr. Jack L. Cockwell, and one-third jointly by Messrs. Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock and Sachin Shah in equal parts. As such, no single individual or entity controls the BAM Partnership. The BAM Partnership owns 21,280 Class B Shares, representing 100% of the Class B Shares.

In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of the BAM Partnership. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with Brookfield. The individuals, at the current time, none of whom are Partners, are Marcel R. Coutu, Frank J. McKenna and Lord O’Donnell.

Under these arrangements, the BAM Partnership has become a party to the trust agreement with Computershare Trust Company of Canada as trustee for the holders of Class A Shares, dated December 9, 2022 (the “2022 Trust Agreement”). The 2022 Trust Agreement provides, among other things, that the BAM Partnership not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares.

The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the BAM Partnership; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares. These provisions in the 2022 Trust Agreement also apply to any transaction that would be deemed an indirect offer for the Class B Shares under applicable takeover bid legislation in Canada. Additionally, the BAM Partnership will agree to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the 2022 Trust Agreement.

To the knowledge of the directors and officers of BAM, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of BAM carrying more than 10% of the votes attached to any class of outstanding voting securities of BAM.

Part Three – Business of the Meeting

We will address the following items at the meeting:

1.	to consider, pursuant to a varied interim order (the “Interim Order”) of the Supreme Court of British Columbia dated December 9, 2024, and, if deemed advisable, to pass a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Error! Reference source not found. to the accompanying Circular, with or without variation, approving an arrangement (the “Arrangement”) involving BAM, Brookfield Corporation and others under the provisions of Division 5 Part 9 of the Business Corporations Act (British Columbia) and as more particularly described in the Circular;

2.	to consider and, if deemed advisable, to pass a special resolution increasing the number of directors of BAM from 12 to 14; and

3.	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you or your proxyholder sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1.	The Arrangement

Background to the Arrangement

The following is a summary of certain relevant background information that informed the deliberations of the board of directors of BAM (the “Board”) and the Governance, Nominating and Compensation Committee of the Board (the “GNCC”), as well as the principal events leading up to the public announcement on October 31, 2024 of the arrangement agreement between BAM and BN (the “Arrangement Agreement”) and the meetings, discussions and actions that preceded the public announcement of the Arrangement.

BAM was created on December 9, 2022 to provide investors with access to Brookfield’s leading global alternative asset management business (the “asset management business”). While creating BAM helped simplify BAM’s story, and BAM has significantly expanded its shareholder base since, BAM believes there is more it can do to broaden its shareholder base and gain access to the deepest pools of capital. The most common feedback BAM has received from investors on how to broaden its shareholder base is to position BAM for inclusion in some of the most widely followed global large cap stock indices, including in the U.S. (“Index Admission”). Management believes that BAM would also benefit from more closely aligning its structure and size with what it considers to be its peers, namely, U.S.-based global alternative asset management businesses.

BAM is constantly evaluating opportunities for growth and considering the views and opinions of its investors, including assessing potential pathways to Index Admission. In April 2023, a significant barrier to Index Admission for BAM was removed when S&P Dow Jones Indices announced that it had updated its share class eligibility rule for additions to certain indices such that companies with multiple share class structures, which would have included BAM as a result of its Class A Shares and Class B Shares, may be considered eligible candidates. Since this announcement, several companies with multiple share class structures, including certain of BAM’s U.S.-based global alternative asset management business peers, have been admitted to the S&P 500 index. As a result of these developments, the prospects and rationale for positioning BAM for Index

Admission was discussed by the Board and management was tasked with undertaking a more thorough analysis of its viability and other potential structural changes to more closely align BAM with its peers.

In conducting its analysis, management determined that an important step in achieving these goals is to increase BAM’s market capitalization so that it reflects 100% of the value of the asset management business. Management identified an efficient means to effect this change by requesting that BN exchange its common shares of the Asset Management Company (the “Common Shares”) for newly issued Class A Shares on a one-for-one basis pursuant to the Arrangement. This structure has the benefit of simplifying the structure of the asset management business, as its ownership would be consolidated under BAM, rather than split between BN and BAM. Upon completion of the Arrangement, BAM would own, directly and indirectly, 100% of the Common Shares and BN would own approximately 73% of the Class A Shares. Management decided to explore this structure more closely with external advisors before making its final recommendation to the Board.

In July 2024, representatives of BAM met with BAM’s external counsel, Torys LLP (“Torys”), to discuss the proposed structure of the Arrangement. It was determined that the GNCC would review and oversee the Arrangement on behalf of BAM. The GNCC is comprised solely of independent BAM directors, being Olivia Garfield, Nili Gilbert, Diana Noble and Satish Rai, that are also independent of BN within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). On August 26, 2024, the GNCC retained Goodmans LLP (“Goodmans”) to act as independent legal counsel. The GNCC also reviewed the credentials of a number of investment banks and valuators to act as independent valuator and considered the independence requirements for valuators under MI 61-101. Also, on August 26, 2024, the GNCC engaged KPMG LLP (“KPMG”) to act as independent valuator and prepare a formal valuation in accordance with the requirements of MI 61-101 (the “Formal Valuation”). Following its engagement, KPMG commenced work on the Formal Valuation. During the course of its engagement, KPMG met several times with BAM management.

Prior to the first formal meeting of the GNCC on September 30, 2024, Ms. Garfield, as Chair of the GNCC, held an initial meeting with Goodmans, together with representatives of BAM management, to discuss, among other things, process and timeline and the anticipated manner in which the GNCC’s review would be conducted.

The GNCC held a meeting on September 30, 2024 with Goodmans to discuss, among other things, the Arrangement and next steps. During the meeting, the GNCC considered additional factors that may be relevant to the independence of its advisors and determined that, notwithstanding prior interactions with Brookfield and various of its affiliates, the GNCC was satisfied with their independence. The GNCC also received advice from Goodmans regarding the duties and responsibilities of the GNCC and the legal requirements applicable to the Arrangement, including the application of MI 61-101 and the requirement to obtain the Formal Valuation.

At the GNCC meeting held on October 16, 2024, management reviewed (i) the proposed changes to the BAM governance structure, including the proposed amendment to BAM’s articles that would entitle BN to elect a majority of the Board consistent with its economic interest in BAM, and (ii) the benefits to BAM in connection with the Arrangement. KPMG also reviewed with the GNCC its preliminary financial analysis of the Arrangement relating to both its analysis of the Asset Management Company and the Class A Shares. The GNCC also discussed various other matters, including the GNCC’s responsibilities with respect to the Arrangement and the Formal Valuation. Following discussion, the GNCC determined to instruct KPMG to prepare a fairness opinion in respect of the Arrangement (the “Fairness Opinion”).

On October 16, 2024, Torys provided an initial draft of the Arrangement Agreement. Thereafter, in parallel with the GNCC’s consideration of the Arrangement, Goodmans engaged in ongoing discussions and negotiations with Torys regarding the documentation and implementation of the Arrangement and exchanged drafts of the Arrangement Agreement and the other key documents necessary to give effect to the Arrangement.

At the GNCC meeting held on October 22, 2024, KPMG reviewed additional information and analysis relating to its findings, including in response to questions raised during the October 16th meeting. The GNCC also discussed and considered the factors and considerations relevant to its review, consideration and analysis of the Arrangement and sought advice and input from Goodmans and KPMG.

Between each of the formal meetings of the GNCC, there was informal consideration of relevant matters among various members of the GNCC and Goodmans. Each of the other independent directors of BAM were invited to attend each of the meetings of the GNCC.

On the afternoon of October 31, 2024, the GNCC met to review and consider the terms of the proposed Arrangement and the Arrangement Agreement. During the meeting, the GNCC received a presentation from KPMG regarding the conclusion of the Formal Valuation and KPMG provided its opinion to the GNCC that, as of October 31, 2024, and based on the scope of KPMG’s review and subject to the assumptions and limitations to be set forth in the Formal Valuation, the fair market value of the Common Shares was in the range of $75.8 billion to $84.5 billion, or $80.1 billion at midpoint (or $46.35 to $51.67, or $48.98 at midpoint, on a per share basis), and that the fair market value of the Class A Shares is in the range of $20.1 billion to $22.4 billion, or $21.2 billion at midpoint (or $46.43 to $51.63, or $49.01 at midpoint, on a per share basis). KPMG also provided its opinion that, based on the scope of KPMG’s review and subject to the assumptions and limitations to be set forth in the Fairness Opinion, the Arrangement is fair, from a financial point of view, to Minority Shareholders. At the meeting, Goodmans and management of BAM reviewed with the GNCC the terms of the Arrangement, including the material terms of the Arrangement Agreement, the benefits and risks of the Arrangement and the steps required for approval of the Arrangement.

Following the presentations provided by the GNCC’s advisors at the October 31st meeting, the GNCC met in camera with Goodmans to consider the Arrangement. After consideration and discussion of the advice and opinions provided to the GNCC, the GNCC unanimously determined, based on the factors set forth below under “Reasons for the Arrangement”, that the Arrangement is in the best interests of BAM. The GNCC also unanimously resolved to recommend that the Board: (i) determine that the Arrangement is in the best interests of BAM and approve the Arrangement; and (ii) recommend that shareholders of BAM vote in favor of the Arrangement Resolution.

The Board met late in the afternoon of October 31, 2024, following the conclusion of the GNCC’s meeting. After receiving the recommendation of the GNCC, the Board unanimously resolved, based on the recommendation of the GNCC and the factors set forth below under “Reasons for the Arrangement”, to: (i) determine that the Arrangement is in the best interests of BAM and approve the Arrangement; and (ii) recommend that shareholders of BAM vote in favor of the Arrangement Resolution.

The Arrangement Agreement was finalized and executed in the evening of October 31, 2024 and entry into the Arrangement Agreement was publicly announced promptly thereafter.

Recommendation of the GNCC

The GNCC is comprised of the following independent directors: Olivia Garfield, Nili Gilbert, Diana Noble and Satish Rai. Each member of the GNCC is independent of BN for purposes of MI 61-101. The review and assessment of the Arrangement was conducted under the supervision of the GNCC in accordance with its charter, which authorizes the GNCC to, among other things, review and conduct oversight of all significant proposed related party transactions and situations involving a potential conflict of interest that are not required to be dealt with by an “independent special committee” pursuant to applicable securities laws. The GNCC is also authorized, pursuant to its charter, to retain any outside advisor that it determines to be necessary to permit the GNCC to carry out its duties.

The GNCC, having undertaken a review of, and having considered the terms of, the Arrangement, the Arrangement Agreement and a number of other factors, including, without limitation, those listed under “Reasons for the Arrangement”, and after receiving independent advice, including the Formal Valuation and the Fairness Opinion (see “Formal Valuation and Fairness Opinion” below), has unanimously determined that the Arrangement is in the best interests of BAM and unanimously recommended that the Board determine that the Arrangement is in the best interests of BAM, approve the Arrangement and recommend that the shareholders of BAM vote for the Arrangement Resolution.

Recommendation of the Board

The Board, based on, among other things, the recommendation of the GNCC, unanimously determined that the Arrangement is in the best interests of BAM and unanimously approved the Arrangement. Accordingly, the Board unanimously recommends that shareholders of BAM vote for the Arrangement Resolution.

In forming its recommendation, the Board considered a number of factors, including, without limitation, the recommendation of the GNCC and the factors listed below under “Reasons for the Arrangement”. The Board based its recommendation upon the totality of the information presented to and considered by it in light of the knowledge of members of the Board of the business, financial condition and prospects of BAM and after taking into account the advice of BAM’s financial, legal and other advisors and the advice and input of management of BAM.

Reasons for the Arrangement

With the assistance of their advisors, each of the GNCC and the Board considered a number of substantive and procedural factors relating to the Arrangement, including, among others, the following:

•	Enhancing Corporate Structure and Expanding Shareholder Base: Creating BAM helped simplify BAM’s story and BAM has significantly expanded its shareholder base since. The Arrangement will simplify the structure of the asset management business further by having its ownership consolidated under BAM, rather than being split between BN and BAM. The Arrangement will also result in BAM’s market capitalization reflecting 100% of the value of the asset management business, which management believes will help broaden BAM’s shareholder base and align BAM’s size and structure with its U.S.-based global alternative asset management business peers. Management believes that simplifying the structure of the asset management business in this way will make it easier for investors to understand and accurately value the Class A Shares.

•	Positioning BAM for Index Admission: In April 2023, a significant barrier to Index Admission for BAM was removed when S&P Dow Jones Indices announced that it had updated its share class eligibility rule for additions to certain indices such that companies with multiple share class structures, which would have included BAM as a result of its Class A Shares and Class B Shares, may be considered eligible candidates. Since this announcement, several companies with multiple share class structures, including certain of BAM’s U.S.-based global alternative asset management business peers, have been admitted to the S&P 500 index. Management believes that the Arrangement and BAM’s increased market capitalization resulting therefrom, together with other potential steps, will position BAM for potential Index Admission in the future. In the view of management, the potential benefits of Index Admission include: (i) increased corporate profile with U.S. investors, analysts and media; (ii) an increased demand for shares given that there are significantly more index tracking funds in the U.S. than in Canada; (iii) a wider and more diversified shareholder base, and (iv) increased access to the deepest pools of public capital.

•	Formal Valuation and Fairness Opinion: KPMG, the independent valuator retained by the GNCC, delivered the Formal Valuation in accordance with MI 61-101, concluding that, as of October 31, 2024, and based upon the scope of KPMG’s review and subject to the assumptions and limitations set forth therein, the fair market value of the Common Shares was in the range of $75.8 billion to $84.5 billion, or $80.1 billion at midpoint (or $46.35 to $51.67, or $48.98 at midpoint, on a per share basis), and that the fair market value of the Class A Shares is in the range of $20.1 billion to $22.4 billion, or $21.2 billion at midpoint (or $46.43 to $51.63, or $49.01 at midpoint, on a per share basis). KPMG also provided its opinion that, based on the scope of its review and subject to the assumptions and limitations to be set forth in the Fairness Opinion, the Arrangement is fair, from a financial point of view, to Minority Shareholders.

•	KPMG’s Compensation Arrangements: The GNCC considered the compensation arrangements of KPMG, in particular that KPMG was engaged to provide the Formal Valuation and the Fairness Opinion on a fixed fee basis that was not contingent on the conclusions reached in the Formal Valuation, the outcome of the Fairness Opinion or the completion of the Arrangement.

•	Procedural Protections: The process leading up to the Arrangement was conducted under the oversight of the GNCC, which is comprised solely of independent directors and was advised by experienced, qualified and independent advisors. In addition, the procedures by which the Arrangement will be approved, including both shareholder approval and approval of the Court, offers substantial protection to shareholders. See “Part Four – Certain Legal and Regulatory Matters – Completion of the Arrangement”.

•	Fair Treatment of Stakeholders: The Arrangement is intrinsically fair and treats all the stakeholders of BAM fairly, including shareholders, employees, lenders to and debtholders of BAM. Moreover, BAM will acquire control of the asset management business, there will be no change to BAM’s status as a Canadian-domiciled corporation in connection with the Arrangement and the Arrangement is not expected to have any material adverse Canadian or U.S. federal income tax consequences for holders of Class A Shares. There will be no change to the business and operations of BAM or the asset management business as a result of the Arrangement.

•	Risks and Potentially Negative Factors. Each of the GNCC and the Board also considered a number of risks and other potentially negative factors concerning the Arrangement including the following:

o	BN currently exercises substantial influence over the asset management business, by virtue of the voting agreement in place that entitles BN to elect 50% of the board of the Asset Management Company, and will continue to exercise substantial influence over the asset management business following closing of the Arrangement through its approximate 73% ownership of the Class A Shares. As such, BN will be entitled to elect a majority of the Board so long as its ownership of Class A Shares exceeds 50%.

o	The ownership of BN may change and the control of BAM may be transferred to a third party without shareholder approval and BN is not required to maintain any ownership level in BAM and may sell the Class A Shares to a third party, without the consent of BAM shareholders. Any such change could result in, among other things, a new owner exercising substantial influence over BAM’s policies and procedures and exercising substantial influence over BAM’s management.

o	BAM will become solely liable for the debts and liabilities of the asset management business in the event of the liquidation or dissolution of the Asset Management Company since the Asset Management Company is an unlimited liability company formed under the laws of British Columbia.

For further detail regarding these and other risks, see “Risks Relating to the Arrangement”.

The foregoing summary of the information and factors considered by the GNCC and the Board is not intended to be exhaustive of the factors considered in reaching their conclusions and making their recommendations, but includes a summary of the material information, factors and analysis considered in reaching such conclusions and making such recommendations. The recommendation of each of the GNCC and the Board is based upon the totality of the information presented to and considered by it. In light of the numerous factors considered in connection with its evaluation of the Arrangement, neither the GNCC nor the Board found it practicable to, and did not attempt to, quantify or otherwise assign relative weight to the various factors considered in reaching its decision. In addition, individual members of the GNCC and the Board may have given different weights to different factors. The respective conclusions and unanimous recommendation of each of the GNCC and the Board were made after considering all of the information and factors involved.

Formal Valuation and Fairness Opinion

In determining that the Arrangement is in the best interests of BAM, the GNCC and the Board considered, among other things, the Formal Valuation and the Fairness Opinion prepared by KPMG.

The following summary of the Formal Valuation and the Fairness Opinion is qualified in its entirety by, and should be read in conjunction with, the full text of the Formal Valuation and the Fairness Opinion, which are attached as Appendix D to this Circular. Neither the Formal Valuation nor the Fairness Opinion is a recommendation as to how any shareholder should vote or act on any matter relating to the Arrangement. The full text of the Formal Valuation and the Fairness Opinion describes, among other things, the assumptions made, procedures followed, information reviewed, matters considered and limitations and qualifications on the review undertaken by KPMG in connection with the Formal Valuation and the Fairness Opinion. Shareholders are urged to read the Formal Valuation and the Fairness Opinion carefully and in their entirety.

The Formal Valuation and the Fairness Opinion were provided for the sole use of the GNCC and the Board and may not be used by any other person or relied upon by any other person other than the members of the GNCC and the Board, or used for any other purpose, without the express prior written consent of KPMG.

Background

A formal valuation is required by MI 61-101 since the Arrangement is a “related party transaction” within the meaning of MI 61-101. The GNCC determined that KPMG was a qualified and independent valuator for purposes of MI 61-101. As a result, the GNCC retained KPMG to provide it with a formal valuation in accordance with the requirements of MI 61-101.

Mandate and Professional Fees

KPMG was engaged by the GNCC to provide the Formal Valuation and Fairness Opinion pursuant to a letter dated September 30, 2024 and executed on October 2, 2024 (the “Engagement Agreement”). KPMG will be paid a fixed fee for rendering the Formal Valuation and Fairness Opinion and will be reimbursed for its reasonable out-of-pocket expenses to complete the Formal Valuation and Fairness Opinion. KPMG will also be indemnified by the GNCC in respect of certain liabilities which may be incurred by KPMG in connection with the provision of its services. No part of KPMG’s fees pursuant to the Engagement Agreement are contingent in whole or in part on the conclusions reached in the Formal Valuation, the outcome of the Fairness Opinion or completion of the Arrangement. KPMG understands that the Formal Valuation and Fairness Opinion are among other factors considered by the GNCC in assessing the Arrangement.

Independence and Credentials of KPMG

KPMG is one of the world’s largest professional services firms, offering a broad range of services. KPMG’s valuation professionals have significant experience in valuing a broad range of companies for various purposes, including securities law compliance, fairness opinions, solvency opinions, mergers and acquisitions, corporate income tax purposes and litigation matters, among other things. The Formal Valuation and Fairness Opinion are the opinions of KPMG as a firm, and the form and content thereof have been approved for release by a committee, each member of which is a member of the Canadian Institute of Chartered Business Valuators and experienced in merger, acquisition, divestiture and valuation matters.

Having regard to the provisions of section 6.1 of MI 61-101, KPMG has confirmed that KPMG, including its affiliates and the engagement team, is independent. KPMG is not the auditor of BAM, BN, the Asset Management Company or any of their respective affiliates (collectively, “Brookfield”). KPMG has not advised Brookfield or any other party in connection with the

Arrangement. Also, KPMG’s fees for its engagement are not contingent upon its findings and KPMG does not have any financial interest in the completion of the Arrangement.

In the ordinary course of business, KPMG (including its affiliates) have and continue to perform advisory and tax work for Brookfield. KPMG reviewed its records to determine whether it has entered into engagement agreements with, or has earned fees from, Brookfield in the past five years, and provided a disclosure letter to the GNCC on September 30, 2024 with respect to its findings. KPMG has determined that it is independent for the purpose of MI 61-101 (and will continue to be independent throughout its engagement), without any conflict of interest for its engagement and that it has the appropriate qualifications to prepare the Formal Valuation and Fairness Opinion.

Scope of Review and Restrictions, Assumptions and Limitations

The scope of review, matters considered, reviews undertaken and restrictions, assumptions and limitations of the Formal Valuation and Fairness Opinion are set forth in the Formal Valuation and Fairness Opinion, the full text of which is attached as Appendix D to this Circular.

In particular, KPMG has relied upon the completeness, accuracy and fair presentation of all the financial and other factual information, data, advice, opinions or representations obtained by it from public sources, obtained by or on behalf of BAM and/or the Asset Management Company, or otherwise obtained by KPMG, including those representations contained in a certificate of BAM (collectively, the “Information”). The Formal Valuation and Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, KPMG has not attempted to verify independently the completeness, accuracy or fair presentation of any of this Information. In preparing the Formal Valuation and Fairness Opinion, KPMG has made certain assumptions in addition to those noted therein which it considered to be reasonable and appropriate in the circumstances.

Approach to Value

The Formal Valuation is based upon methodologies and assumptions that KPMG considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market value of the Common Shares and the Class A Shares. Based on KPMG’s understanding of the ongoing nature of BAM’s and the Asset Management Company’s operations, KPMG concluded that BAM and the Asset Management Company should be valued using a going concern assumption.

Approach to Fairness

In considering the fairness of the Arrangement, from a financial point of view, to the Minority Shareholders, KPMG principally considered and relied upon the following:

(a)	a comparison between the fair market value of the Common Shares received by BAM to the fair market value of the Class A Shares issued to BN as determined by the Formal Valuation;

(b)	an analysis of the sensitivity between the fair market value of the Common Shares and the Class A Shares and any benefit or loss conferred to the holders of Class A Shares as a result of the Arrangement; and

(c)	a consideration of other financial factors arising from the Arrangement.

Valuation Conclusion

Based on the scope of KPMG’s review and subject to the assumptions and limitations as noted in the Formal Valuation, KPMG is of the opinion that, as at October 31, 2024, the fair market value of the Common Shares is in the range of $75.8 billion to

$84.5 billion, or $80.1 billion at midpoint (or $46.35 to $51.67, or $48.98 at midpoint, on a per share basis), and that the fair market value of the Class A Shares is in the range of $20.1 billion to $22.4 billion, or $21.2 billion at midpoint (or $46.43 to $51.63, or $49.01 at midpoint, on a per share basis), as at the Valuation Date.

Fairness Opinion Conclusion

Based on the scope of KPMG’s review and subject to the assumptions and limitations as noted in the Fairness Opinion, KPMG is of the opinion that the Arrangement is fair, from a financial point of view, to Minority Shareholders.

Details of the Arrangement

The Arrangement involves the issuance of Class A Shares to BN and its subsidiaries in exchange for Common Shares held by BN and its subsidiaries on a one-for-one basis. Upon completion of the Arrangement, BAM would own, directly and indirectly, 100% of the Common Shares and BN would own approximately 73% of the issued and outstanding Class A Shares. As part of the Arrangement, BAM’s articles would also be amended to ensure that BN maintains indirect control of the asset management business for so long as it holds a majority of the voting shares of BAM. Currently, holders of Class A Shares are entitled, as a class, to elect one-half of the Board and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board. Upon completion of the Arrangement, except as provided below, holders of Class A Shares will continue to be entitled to elect one-half of the Board and holders of Class B Shares will continue to be entitled to elect the other one-half of the Board. However, at any time that:

(a)	BN (or its successor) and its subsidiaries beneficially own a number of Class A Shares that exceeds 50% of the aggregate number of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders, holders of Class A Shares and holders of Class B Shares will vote together as a single class in the election of the Board at such meeting of shareholders; or

(b)	BN (or its successor) and its subsidiaries beneficially own a number of Class A Shares that is not less than 20% but does not exceed 50% of the sum of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders:

(i)	BN (or its successor) will be entitled to elect one of the directors who would otherwise be elected by other holders of the Class A Shares at such meeting of shareholders;

(ii)	holders of Class A Shares, including BN (or its successor) solely in respect of any Class A Shares that it and its subsidiaries beneficially own in number that exceeds 20% of the sum of all the issued and outstanding Class A Shares and Class B Shares, will be entitled to elect one-half of the Board less such number of directors to be elected by BN (or its successor) under (i) above at such meeting of shareholders; and

(iii)	holders of Class B Shares will be entitled to elect the other one-half of the Board at such meeting of shareholders.

Arrangement Agreement

The following is a summary of the material terms and conditions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to shareholders and is qualified in its entirety by the full text of the Arrangement Agreement, which is attached as Appendix B to this Circular. Shareholders are urged to read the Arrangement Agreement in its entirety.

BAM and BN have entered into the Arrangement Agreement to provide for the terms of the Arrangement and certain customary covenants.

Covenants Regarding the Arrangement

The Arrangement Agreement contains certain customary covenants of the parties that they will, subject to the terms of the Arrangement Agreement, (i) use their respective commercially reasonable efforts to implement the Arrangement, (ii) cooperate with and assist each other in dealing with transitional and other matters relating to or arising from the Arrangement or the Arrangement Agreement, and (iii) satisfy the conditions precedent to the completion of the Arrangement. BAM has also agreed to conduct its business in the ordinary course, consistent with past practice, from the date of the Arrangement Agreement until the Arrangement is completed.

Conditions Precedent

Completion of the Arrangement is subject to certain customary conditions precedent, including: (i) approval of the Arrangement Resolution by the shareholders of BAM; (ii) granting of exemptive relief or the approval of the Arrangement by shareholders of BN; (iii) obtaining the Interim Order and the Final Order; (iv) NYSE and TSX approval of the additional listing of the Class A Shares to be issued to BN under the Arrangement; and (v) there having not occurred a material adverse effect in respect of the Asset Management Company. On November 11, 2024, the TSX provided its conditional approval of the issuance of Class A Shares to BN pursuant to the Arrangement. The conditions precedent in the Arrangement Agreement for each of BAM and BN may be waived, in whole or in part, in BAM’s or BN’s respective sole discretion. Certain conditions precedent to the completion of the Arrangement in the Arrangement Agreement will be deemed to be satisfied, waived or released upon on the Plan of Arrangement becoming effective.

Amendments

The Arrangement Agreement provides that, subject to the provisions of the Interim Order, the Plan of Arrangement and applicable law, at any time and from time to time before the Effective Time of the Arrangement, the Arrangement Agreement and the Plan of Arrangement may be amended, modified or supplemented by written agreement of BAM and BN, without further notice to or authorization on the part of the shareholders of BAM.

Termination

The Arrangement Agreement may be terminated at any time before the implementation of the Arrangement (i) by mutual written agreement of BAM and BN; or (ii) by either BAM or BN if the implementation of the Arrangement has not occurred by March 31, 2025.

Plan of Arrangement

The following description of the steps of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Schedule A to the Arrangement Agreement, which is attached as Appendix B to this Circular. Shareholders are urged to read the Plan of Arrangement in its entirety.

If all of the conditions to the implementation of the Arrangement have been satisfied or waived in accordance with the Arrangement Agreement and the Arrangement Agreement has not been terminated, the Arrangement will become effective at the Effective Time, and the following steps will occur and be deemed to occur sequentially, in the following order, without any further act or formality required.

Amendments to BAM Articles

(a)	The special rights and restrictions of the Class A Shares and Class B Shares will be altered to delete references to “Special Common Shares” in paragraphs 26.3 and 27.2.

(b)	The special rights and restrictions of the Class A Shares and Class B Shares will be altered by deleting paragraph 27.4 in its entirety and replacing it with the following:

“In the election of directors, except as provided below, holders of Class A Shares shall be entitled to elect one-half of the board of directors of the Company and holders of Class B Shares shall be entitled to elect the other one-half of the board of directors of the Company. At any time that:

(i)	Brookfield Corporation (or its successor) and its subsidiaries (as defined in the Act) beneficially own a number of Class A Shares that exceeds 50% of the aggregate number of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders, holders of Class A Shares and holders of Class B Shares shall vote together as a single class in the election of the board of directors of the Company at such meeting of shareholders; or

(ii)	Brookfield Corporation (or its successor) and its subsidiaries (as defined in the Act) beneficially own a number of Class A Shares that is not less than 20% but does not exceed 50% of the sum of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders:

A.	Brookfield Corporation (or its successor) shall be entitled to elect one of the directors who would otherwise be elected by other holders of the Class A Shares at such meeting of shareholders;

B.	holders of Class A Shares, including Brookfield Corporation (or its successor) solely in respect of any Class A Shares that it and its subsidiaries (as defined in the Act) beneficially own in number that exceeds 20% of the sum of all the issued and outstanding Class A Shares and Class B Shares, shall be entitled to elect one-half of the board of directors of the Company less such number of directors to be elected by Brookfield Corporation (or its successor) under (A) above at such meeting of shareholders; and

C.	holders of Class B Shares shall be entitled to elect the other one-half of the board of directors of the Company at such meeting of shareholders.”

(c)	The special rights and restrictions of the special common shares in the capital of BAM will be altered by deleting part 28 in its entirety.

(d)	The special rights and restrictions of the special shares in the capital of BAM will be altered by deleting part 29 in its entirety.

(e)	The special rights and restrictions of special shares, series 1 in the capital of BAM will be altered by deleting part 30 in its entirety.

Share Transfers by the Transferors

(f)	Each Transferor will, simultaneously, transfer all of the Common Shares it owns to BAM for a purchase price equal to the fair market value of such Common Shares, and in respect of each such transfer, BAM will satisfy the purchase price for the Common Shares acquired from the Transferor by issuing the Applicable Number of Class A Shares and a Capital Note to such Transferor.

(g)	In respect of the transfer by each Transferor of Common Shares to BAM described in (f) above, the aggregate amount to be added by BAM to the stated capital of the Class A Shares will be an amount equal to the aggregate cost to BAM of the Common Shares acquired from the Transferor (determined for purposes of the Tax Act, including pursuant to subsection 85(1) of the Tax Act, where relevant), less the principal amount of the Capital Note issued by BAM to the Transferor.

(h)	In respect of the transfer by each Transferor of Common Shares to BAM described in (f) above, BAM and the Transferor will jointly elect, in prescribed form and within the time limits referred to in subsection 85(6) of the Tax Act, to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of Common Shares and, if applicable, BAM and the Transferor will jointly elect under the provisions of any corresponding provincial tax legislation. The agreed amount for the Common Shares specified in the subsection 85(1) election between BAM and the Transferor will be an amount that is: (i) not less than the greater of (A) the “adjusted cost base” for purposes of the Tax Act of the Common Shares to the Transferor immediately prior to the transfer, and (B) the principal amount of the Capital Note issued by BAM to the Transferor, and (ii) not greater than the aggregate fair market value of the Common Shares transferred by the Transferor at the time of the transfer, but otherwise such agreed amount will be as determined by the Transferor in its sole discretion.

Distributions, Transfers and Settlements of Capital Notes

(i)	Each of Holding 1, Holding 2, Holding 3, Holding 4, Holding 5 and Holding 6 will reduce the stated capital of its common shares owned by BN by an amount equal to the principal amount of the Capital Note received by it in (f) above and will effect such reduction in stated capital by transferring the Capital Note to BN.

(j)	BRPI will transfer the Capital Note received by it in (f) above to BN for a purchase price equal to the principal amount of the note, which will be satisfied by BN issuing the BRPI Note to BRPI.

(k)	Each BN Holdco will transfer the Capital Note received by it in (f) above to the BN Subco wholly-owned by it for a purchase price equal to the principal amount of the note, which will be satisfied by the BN Subco issuing a BN Subco Note to the BN Holdco.

(l)	Each BN Holdco will subscribe for 100 common shares in the capital of the BN Subco that is wholly-owned by it for a subscription price equal to the principal amount of the BN Subco Note owing by such BN Subco to such BN Holdco, and in full payment and satisfaction of such subscription price and such BN Subco’s obligation under such BN Subco Note, such BN Subco’s obligation under such BN Subco Note will be set off against such BN Holdco’s obligation to pay the subscription price and such BN Subco Note will be cancelled.

(m)	BN will transfer all of the Capital Notes it owns to Holdings (2025) LP for a purchase price equal to the aggregate principal amount of the Capital Notes which will be satisfied by Holdings (2025) LP issuing the Aggregate Capital Unit Number of Class A LP Units to BN.

(n)	Holdings (2025) LP will subscribe for the Aggregate Capital Share Number of Class A Shares for a subscription price equal to the aggregate principal amount of the Capital Notes it owns, and in full payment and satisfaction of such subscription price and BAM’s obligations under the Capital Notes, BAM’s obligations under the Capital Notes will be set off against Holdings (2025) LP’s obligation to pay such subscription price and the Capital Notes will be cancelled. The aggregate amount to be added by BAM to the stated capital of the Class A Shares so issued will be an amount equal to the aggregate principal amount of the Capital Notes acquired by BAM from Holdings (2025) LP.

(o)	Each BN Subco will subscribe for the Capital Share Number of BAM Class A Shares for a subscription price equal to the aggregate principal amount of the Capital Note it owns, and in full payment and satisfaction of such subscription price and BAM’s obligations under the Capital Note, BAM’s obligations under the Capital Note will be set off against such BN Subco’s obligation to pay such subscription price and the Capital Note will be cancelled. The aggregate amount to be added by BAM to the stated capital of the Class A Shares so issued will be an amount equal to the aggregate principal amount of the Capital Note acquired by BAM from each BN Subco.

Expenses of the Arrangement

The estimated fees, costs and expenses of the Arrangement are expected to be, in the aggregate, approximately $5 million. Pursuant to the Arrangement Agreement, except as otherwise agreed, BN and BAM will pay each for its own portion of certain fees, costs and expenses relating to shareholder meetings and mailing and legal or advisory fees. All other fees, costs and expenses of the Arrangement will be the responsibility of, and will be paid for by, the Asset Management Company.

2.	Increase in Number of Directors

BAM’s articles provide that the number of directors on the Board shall be set by special resolution of BAM’s shareholders. Currently, there are 12 directors on the Board. At the meeting, shareholders will be asked to consider and, if deemed advisable, to pass a special resolution (the form of which is attached as Appendix F to this Circular) increasing the number of directors of BAM from 12 to 14 (the “Director Increase Resolution”). The Director Increase Resolution increases the number of directors elected by the holders of each of Class A Shares and Class B Shares from six to seven. In order to become effective, the Director Increase Resolution must be approved by two-thirds of the votes cast by the holders of Class A Shares who vote in respect of the resolution, and by two-thirds of the votes cast by the holders of Class B Shares who vote in respect of the resolution, in each case present or represented at the meeting by proxy, in accordance with the provisions of the Business Corporations Act (British Columbia).

The Director Increase Resolution will enable the Board to fill the two open positions created by the increase with directors that are domiciled in the U.S., consistent with the substantial portion of BAM’s asset management activities that are conducted in the U.S. Moreover, given that, as a result of the Arrangement, BAM’s market capitalization will reflect 100% of the value of the asset management business, the increase in the number of directors on the Board will contribute to enabling BAM to: (1) ensure that, as BAM continues to grow, the Board is of an adequate size to fulfill its oversight and stewardship responsibilities; (2) enhance the desired diversity of skills and experience among the directors of BAM; and (3) further facilitate the Board’s succession planning.

On any ballot that may be called for on the Director Increase Resolution, the management representatives designated on the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the Director Increase Resolution, unless the shareholder has specified in the form of proxy that the shares represented by such proxy are to be voted against the Director Increase Resolution.

Part Four – Certain Legal and Regulatory Matters

Completion of the Arrangement

Completion of the Arrangement is subject to the conditions precedent in the Arrangement Agreement having been satisfied or, where legally permissible, waived, as applicable, including receipt of the following:

•	the required shareholder approval of the Arrangement Resolution having been obtained;

•	exemptive relief or the approval of the Arrangement by shareholders of BN;

•	NYSE and TSX approval of the listing of the Class A Shares issued to BN pursuant to the Arrangement; and

•	the Interim Order and the Final Order.

On November 11, 2024, the TSX provided its conditional approval of the issuance of Class A Shares to BN pursuant to the Arrangement. The Arrangement Agreement provides that the Arrangement will become effective on the date the parties agree upon, acting reasonably, after the conditions precedent contained in the Arrangement Agreement have been satisfied or, where legally permissible, waived, as applicable. See “The Arrangement – Arrangement Agreement – Conditions Precedent”.

Timing

BAM expects to complete the Arrangement following the receipt of the required shareholder approval, the issuance of the Final Order and the receipt of all other approvals. It is anticipated that the Arrangement will be completed in early 2025. However, completion of the Arrangement is dependent on many factors, and it is not possible at this time to determine precisely when the Arrangement will become effective.

Shareholder Approval

At the meeting, shareholders will be asked to approve the Arrangement Resolution. In accordance with the Interim Order, the approval of the Arrangement Resolution will require the affirmative vote of:

1.	not less than 66 2/3% of the votes cast at the meeting by the holders of Class A Shares, present in person or represented by proxy at the meeting;

2.	not less than 66 2/3% of the votes cast at the meeting by the holder of Class B Shares, present in person or represented by proxy at the meeting; and

3.	not less than a majority of the votes cast at the meeting by Minority Shareholders.

See “Canadian Securities Law Matters – MI 61-101” below.

Notwithstanding the approval by the shareholders of the Arrangement Resolution in accordance with the foregoing, the Arrangement Resolution authorizes the Board to, without notice to or approval of the shareholders, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, as described under “The Arrangement – Arrangement Agreement – Amendments”, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and/or any related transactions.

Court Approval

It is a condition of the Arrangement Agreement that the Interim Order and the Final Order must be obtained from the Court. Prior to the mailing of this Circular, BAM obtained the Interim Order, which provides for, among other things:

•	the calling and holding of the meeting;

•	the required shareholder approval;

•	the notice requirements with respect to the presentation of the application to the Court for the Final Order;

•	the ability of BAM to adjourn or postpone the meeting from time to time without the need for additional approval of the Court; and

•	other procedural matters.

A copy of the Interim Order is attached as Appendix C to this Circular. The Interim Order sets out how shareholders and other interested parties may participate in the hearing for the Final Order, which will be set for such date as BAM announces by way of press release.

It is expected that shortly after the meeting, subject to the approval of the Arrangement Resolution by shareholders at the meeting, an application will be made for the Court’s final approval of the Arrangement. At the hearing for the Final Order, the Court will determine whether to approve the Arrangement. Participation in the hearing for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

Any BAM shareholder or other interested party has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, provided that such shareholder or interested party shall file a response by no later than 4:00 p.m. (Vancouver Time) on January 27, 2025, in the form prescribed by the Supreme Court Civil Rules, with the Court and deliver a copy of the filed response, together with a copy of all materials on which such shareholder or interested party intends to rely at the hearing of the petition, including an outline of such shareholder’s or interested party’s proposed submissions to Brookfield Asset Management Ltd. c/o Torys LLP, Attn: Andrew Gray, at Suite 3000, 79 Wellington Street West, Toronto, Ontario, Canada M5K 1N2 (agray@torys.com), subject to the direction of the Court.

At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Canadian Securities Law Matters

MI 61-101

As a reporting issuer or the equivalent in all provinces and territories of Canada, BAM is, among other things, subject to the securities laws of the provinces and territories of Canada, including MI 61-101. MI 61-101 regulates certain types of related party and other transactions to ensure equality of treatment among security holders and may require enhanced disclosure, approval by a majority of security holders (excluding interested or related parties), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to, among other transactions, “related party transactions” (as such term is defined in MI 61-101). A related party transaction includes, among other things, for an issuer, a transaction between the issuer and a person that is a “related party” (as defined in MI 61-101) of the issuer at the time the transaction is agreed to, as a consequence of which, either through the transaction itself or together with connected transactions, the issuer directly or indirectly purchases or acquires an asset from the related party for valuable consideration or issues a security to the related party. BAM and BN may be considered “related parties” under MI 61-101 and the Arrangement may constitute a “related party transaction” under MI 61-101. Accordingly, BAM will comply with MI 61-101.

Formal Valuation

In respect of a related party transaction, the formal valuation requirements require, among other things, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the formal valuation in the circular. To satisfy this requirement, the Board obtained the Formal Valuation, which is summarized under “Formal Valuation and Fairness Opinion” and attached as Appendix D to this Circular.

Minority Approval

MI 61-101 also stipulates that a related party transaction may not be carried out unless the issuer obtains “minority approval” (as defined in MI 61-101) of the transaction, unless an exemption is available or discretionary relief is granted by the applicable securities regulatory authorities. If minority approval is required, the related party transaction must be approved by a majority of the votes cast, excluding the votes attached to securities beneficially owned, or over which control or direction is exercised, by (i) “interested parties” (as defined in MI 61-101), (ii) any related party to such interested party within the meaning of MI 61-101 (subject to the exceptions set forth therein), and (iii) any person that is a joint actor with a person referred to in the foregoing clauses (i) or (ii). Under MI 61-101, interested parties include, in respect of a transaction that constitutes a related party transaction, any related party of the issuer that is party to the transaction (unless it is a party only in its capacity as a holder of affected securities and is treated identically to the general body of holders in Canada of securities of the same class on a per security basis) or is entitled to receive, directly or indirectly, as a consequence of the transaction, a “collateral benefit” (as defined in MI 61-101).

As at December 1, 2024, BAM estimates that a total of 7,898,156 Class A Shares (approximately 1.78% of the outstanding Class A Shares), which are owned, directly and indirectly, by BN’s current directors and executive officers, and 21,280 Class B Shares (100% of the Class B Shares) will be excluded in determining whether minority approval of the Arrangement Resolution is obtained. As at December 1, 2024, the BAM Partnership owns all 21,280 Class B Shares.

Prior Valuations

MI 61-101 requires that every “prior valuation” (as defined in MI 61-101) in respect of BAM that has been made in the 24 months prior to the date of this Circular, the existence of which is known, after reasonable inquiry, to BAM or any of its directors or officers, be disclosed in the Circular. To the knowledge of BAM or any of its directors or officers, after reasonable inquiry, there has been no “prior valuation” of BAM or of its securities or material assets in the 24 months preceding the date of this Circular.

Toronto Stock Exchange

Section 611(c) of the TSX Company Manual requires that the Arrangement be approved by a majority of the holders of Class A Shares as the number of Class A Shares issuable under the Arrangement exceeds 25% of the Class A Shares outstanding as of the date of this Circular on a non-diluted basis. Under the Arrangement, a total of approximately 1,194,021,145 Class A Shares will be issued to BN, representing approximately 270% of the Class A Shares outstanding as of the date of this Circular on a non-diluted basis. On November 11, 2024, the TSX provided its conditional approval of the issuance of Class A Shares to BN pursuant to the Arrangement.

Part Five – Information Concerning BAM AND THE ASSET MANAGEMENT COMPANY

Overview and Documents Incorporated by Reference

BAM is a holding company and its only material asset consists of its approximate 27% interest in the Asset Management Company, which operates the asset management business. BAM was established to become a company through which investors can directly access the asset management business, which was previously carried on by BN (formerly, Brookfield Asset Management Inc.) and its subsidiaries. BAM was incorporated under the BCBCA on July 4, 2022. BAM’s head office is located at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States and its registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia V6E 4N7, Canada.

The Asset Management Company is an unlimited liability company formed under the laws of British Columbia with an authorized share capital of an unlimited number of Common Shares. The Common Shares are currently held between BN (approximately 73% of the Common Shares) and BAM (approximately 27% of the Common Shares).

For further information in respect of BAM and the Asset Management Company, please refer to the following documents, which have been filed with the securities regulatory authorities in Canada and are specifically incorporated by reference in, and form and integral part of, this Circular (collectively, the “Documents Incorporated by Reference”):

(a)	BAM’s annual information form for the financial year ended December 31, 2023, filed on SEDAR+ on March 19, 2024;

(b)	(i) the audited consolidated financial statements of BAM as at December 31, 2023 and 2022 and for the year ended December 31, 2023 and the period from July 4, 2022 to December 31, 2022, together with the accompanying notes thereto and the report of the independent registered public accounting firm thereon; and (ii) the audited consolidated and combined financial statements of the Asset Management Company as at December 31, 2023 and 2022 and for the years then ended, together with the accompanying notes thereto and the report of the independent auditor thereon;

(c)	management’s discussion and analysis of BAM for the audited financial statements referred to in paragraph (b) above;

(d)	(i) the unaudited interim condensed consolidated financial statements of BAM as at September 30, 2024 and September 30, 2023 and for the three and nine months ended September 30, 2024 and 2023, together with accompanying notes thereto; (ii) the unaudited interim condensed consolidated financial statements of the Asset Management Company as at September 30, 2024 and December 31, 2023 and for the three and nine months ended September 30, 2024 and 2023, together with the accompanying notes thereto; and (iii) management’s discussion and analysis as of September 30, 2024; and

(e)	BAM’s management information circular dated April 25, 2024 in connection with the annual meeting of shareholders of BAM held on June 7, 2024, filed on SEDAR+ on May 7, 2024.

Any documents of BAM of the type described in item 11.1 of Form 44-101F1 – Short Form Prospectus that are required to be filed by BAM with the applicable securities regulatory authorities in Canada after the date of this Circular and prior to the date of the Arrangement, shall be deemed to be incorporated by reference into this Circular. Copies of these documents and all other public filings of BAM may be obtained on request without charge from the office of the Corporate Secretary of BAM at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States, Telephone: (416) 363-9491, and are also available electronically on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Circular modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Trading Price and Volume of Class A Shares

The Class A Shares are traded on the NYSE and the TSX under the symbol “BAM”. The following table sets forth, for the calendar periods indicated, the intraday high and low sale prices and composite volume of trading of the Class A Shares as reported on NYSE and the TSX. On October 30, 2024, the date immediately before the public announcement of the Arrangement, the closing price of the Class A Shares on NYSE and TSX was $53.80 and C$74.80, respectively.

Month	TSX (BAM)			NYSE (BAM)
	High (C$)	Low (C$)	Volume	High ($)	Low ($)	Volume
December 2023	53.95	47.06	19,387,759	40.85	34.80	34,112,191
January 2024	55.21	50.25	11,446,321	41.22	37.19	22,808,906
February 2024	56.74	51.96	23,109,960	42.03	38.32	23,145,977
March 2024	58.19	54.62	21,872,372	43.00	40.13	19,327,858
April 2024	57.16	52.20	17,633,623	42.40	37.80	33,663,976
May 2024	55.85	51.95	29,378,060	40.72	37.74	54,069,340
June 2024	54.35	51.14	31,170,614	39.71	37.29	24,676,009
July 202	61.22	51.33	15,092,067	44.38	37.40	17,956,218
August 2024	60.41	52.46	24,267,409	43.77	38.18	22,985,264
September 2024	64.73	52.96	27,713,888	48.03	39.19	25,199,377
October 2024	75.41	63.29	15,937,189	54.20	46.69	22,969,607
November 2024	81.89	73.94	23,768,898	58.53	53.04	22,337,102

Prior Sales

During the twelve-month period preceding the date of this Circular, no securities of BAM were issued or sold by BAM except: (a) in connection with the acquisition of the remaining outstanding common stock of American Equity Investment Life Holding Company, BAM issued approximately 28.8 million Class A Shares in exchange for the acquisition of the same number of Common Shares from BN; and (b) in connection with annual compensation grants and awards to BAM management and employees, (i) BAM granted 6,125,975 options to acquire Class A Shares (“BAM Options”) at an average exercise price of $40.07 per Class A Share, (ii) BAM issued 1,215,258 Class A Shares on the exercise of BAM Options (iii) BAM granted 1,695,158 restricted Class A Shares (“BAM Restricted Shares”) awarded pursuant to BAM’s restricted stock plan(s), and (iv) 923,908 BAM Restricted Shares vested.

Changes Resulting from the Arrangement

Currently, BAM owns a direct approximate 27% interest in the Asset Management Company and BN, directly and indirectly, owns the remaining approximate 73% interest. Upon completion of the Arrangement, BAM would own, directly and indirectly,

100% of the Common Shares and BN would own approximately 73% of the issued and outstanding Class A Shares. The ownership structure of BAM and the Asset Management Company both pre- and post-Arrangement is set out below.

Pre-Arrangement Structure

Post-Arrangement Structure

Terms of the Class A Shares and Class B Shares

As part of the Arrangement, BAM’s articles would also be amended to ensure that BN maintains indirect control of the asset management business for so long as it holds a majority of the voting shares of BAM. Currently, holders of Class A Shares are entitled, as a class, to elect one-half of the Board and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board. Upon completion of the Arrangement, except as provided below, holders of Class A Shares will continue to be entitled to elect one-half of the Board and holders of Class B Shares will continue to be entitled to elect the other one-half of the Board. However, at any time that:

(a)	BN (or its successor) and its subsidiaries beneficially own a number of Class A Shares that exceeds 50% of the aggregate number of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders, holders of Class A Shares and holders of Class B Shares will vote together as a single class in the election of the Board at such meeting of shareholders; or

(b)	BN (or its successor) and its subsidiaries beneficially own a number of Class A Shares that is not less than 20% but does not exceed 50% of the sum of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders:

(i)	BN (or its successor) will be entitled to elect one of the directors who would otherwise be elected by other holders of the Class A Shares at such meeting of shareholders;

(ii)	holders of Class A Shares, including BN (or its successor) solely in respect of any Class A Shares that it and its subsidiaries beneficially own in number that exceeds 20% of the sum of all the issued and outstanding Class A Shares and Class B Shares, will be entitled to elect one-half of the Board less such number of directors to be elected by BN (or its successor) under (i) above at such meeting of shareholders; and

(iii)	holders of Class B Shares will be entitled to elect the other one-half of the Board at such meeting of shareholders.

Pro Forma Financial Information

See Appendix E to this Circular for unaudited consolidated pro forma financial statements of BAM prepared in connection with the Arrangement.

Part Six – Risk Factors

Risks Relating to the Arrangement

Completion of the Arrangement is subject to a number of conditions precedent and required approvals.

The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of BAM’s control, including receipt of the Final Order. At the hearing for the Final Order, the Court will consider whether to approve the Arrangement based on the applicable legal requirements and the evidence before the Court. Other conditions precedent which are outside of BAM’s control include, without limitation, the required shareholder approvals and certain regulatory and third party approvals. There can be no certainty, nor can BAM provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If certain approvals and consents are not received prior to the anticipated Effective Date, BAM may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement, including possibly delaying the completion of the Arrangement in order to allow sufficient time to complete such matters. If the Arrangement is delayed or not completed, the market price of the Class A Shares may be materially adversely affected.

The Arrangement Agreement may be terminated.

It is possible that future factors may arise that make it inadvisable to proceed with, or advisable to delay, all or part of the Arrangement. The Arrangement Agreement may be terminated mutually by BAM and BN or by either BAM or BN if it has not been implemented by March 31, 2025. If the Arrangement is delayed or not completed as currently planned, the market price of the Class A Shares may be materially adversely affected.

Completion of the Arrangement may not result in the realization of the anticipated benefits of the Arrangement.

No assurance can be given that the anticipated benefits of the Arrangement, including the broadening of BAM’s shareholder base, potential Index Admission and other benefits set forth in this Circular, including under “Reasons for the Arrangement”, will be realized. A variety of factors outside of BAM’s control, including the risks outlined in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of BAM to realize the anticipated benefits of the Arrangement. If the anticipated benefits of the Arrangement are not realized, the market price of the Class A Shares may be materially adversely affected.

Certain costs of the Arrangement will be incurred regardless of whether the Arrangement is completed.

There are certain costs related to the Arrangement, such as those for legal and accounting advisory services, that must be paid even if the Arrangement is not completed. There are also opportunity costs associated with the diversion of management attention away from the conduct of business in the ordinary course.

BN will exercise substantial influence over BAM.

Upon completion of the Arrangement, BN will own approximately 73% of the Class A Shares. As a result, for so long as BN maintains a significant voting interest in BAM, it will have the ability to exert substantial influence over many matters affecting BAM’s business, including: (i) the composition of the Board and, through the Board, any determinations with respect to the business plans and policies of BAM, including the appointment and removal of its officers; (ii) determinations with respect to acquisitions of businesses, mergers or other business combinations; and (iii) BAM’s capital structure, including financing activities. Additionally, BAM cannot predict with any certainty the effect, if any, that the significant ownership position of BN will have on the trading price of the Class A Shares.

The ownership of BN may change and the control of BAM may be transferred to a third party without shareholder approval.

BN is not required to maintain any ownership level in BAM and may sell the Class A Shares to a third party without the consent of BAM shareholders. If a new owner were to acquire ownership of BN’s Class A Shares and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over BAM’s policies and procedures and exercise substantial influence over BAM’s management. Such changes could result in BAM’s capital being used to make acquisitions in which BN has no involvement or to make acquisitions that are substantially different from those targeted by BAM’s current growth strategy. Additionally, BAM cannot predict with any certainty the effect that changes in the ownership of BN would have on the trading price of the Class A Shares or its ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to BAM. As a result, BAM’s business, financial condition and results of operations may suffer.

BAM will be solely liable for the debts and liabilities of the asset management business.

The Asset Management Company is an unlimited liability company formed under the laws of British Columbia, and certain of its subsidiaries are also unlimited liability companies. As a result, BAM will be liable for the payment of the debts and liabilities of the Asset Management Company on a liquidation or dissolution. If BAM has assets other than its interest in the asset management business, and if the assets of the asset management business are not sufficient to cover its debts and liabilities (including those arising as a result of its obligations towards its unlimited liability company subsidiaries), then BAM would be required to contribute its assets to the Asset Management Company, further reducing the assets of BAM available to its shareholders.

Part Seven – Other Information

Interest of Directors and Executives in Matters to be Acted Upon

To the knowledge of BAM, other than as disclosed above and elsewhere in this Circular, as at December 1, 2024, no director or executive officer of BAM or any associate or affiliate of any director or executive officer, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon as described in this Circular.

Interest of Informed Persons in Material Transactions

To the knowledge of BAM, other than as disclosed elsewhere in this Circular, as at December 1, 2024, no informed person of BAM or any associate or affiliate of any informed person, has had any interest in any transaction since the commencement of BAM’s most recently completed financial year or in any proposed transaction that has materially affected or is reasonably expected to materially affect BAM or a subsidiary of BAM.

For the purposes of this circular, an “informed person” means a director or officer of BAM, a director or officer of a person or company that is itself an “informed person” or subsidiary of BAM; any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of BAM or who exercises control or direction over voting securities of BAM or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of BAM.

Indebtedness of Directors, Officers and Employees

As at December 1, 2024, there is no debt outstanding to BAM by current and former directors, officers and employees of BAM and its subsidiaries. There is no indebtedness to BAM by current and former directors, officers or employees of BAM in connection with the purchase of securities of BAM or any of its associated companies.

Auditor

Deloitte LLP is the external auditor of BAM and the Asset Management Company. Deloitte has served as the external auditor of BAM since its formation.

Interests of Experts

Deloitte LLP is independent with respect to BAM and the Asset Management Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States). The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

Cautionary Statement Regarding the Use of Non-GAAP Measures and Forward-Looking Statements

BAM prepares its financial statements in conformity with U.S. GAAP. BAM discloses a number of non-GAAP financial and supplemental financial measures in this Circular, and in the document incorporated by reference herein, which are utilized in monitoring BAM, including for performance measurement, capital allocation and valuation purposes. BAM believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of BAM’s performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP. Non-GAAP measures include distributable earnings, fee revenues and fee-related earnings. These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Supplemental financial measures include assets under management, fee-bearing capital and uncalled fund commitments. See pages 50-51 of BAM’s annual report dated March 19, 2024 (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2023) (the “Annual Report”) for further information on non-GAAP financial measures or other financial metrics and reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, where applicable.

This Circular also contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of Canadian and U.S. securities laws, as applicable. See pages 26-27 of the Annual Report for further information on forward-looking statements. The Annual Report is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Availability of Disclosure Documents

BAM will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and the Annual Report. Upon request to the Corporate Secretary of BAM, BAM will provide any person or company the Annual Report, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; management’s discussion and analysis of financial condition and results of operation from its most recently completed financial year (“MD&A”) and/or the interim financial statements of BAM for the periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on BAM is provided in its comparative annual financial statements and MD&A. Requests for the Annual Report, MD&A and the Interim Statements can be made to BAM by mail at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States, by telephone at (416) 363-9491, or by email at bam.enquiries@brookfield.com. All of these documents and additional information related to BAM are also available on BAM’s website, https://bam.brookfield.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Other Business

BAM knows of no other matter to come before the meeting other than the matters referred to in the Notice.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of BAM.

/s/ Justin B. Beber

Justin B. Beber
Chief Operating Officer

December 1, 2024

Part Eight – Consent of KPMG

TO:        The board of directors (the “Board”) of Brookfield Asset Management Ltd. (“BAM”)

We refer to the formal valuation (the “Formal Valuation”) and the fairness opinion (the “Fairness Opinion”), each dated October 31, 2024, forming part of the management information circular of BAM dated December 1, 2024 (the “Circular”), which we prepared for the Board in connection with the Arrangement (as defined in the Circular).

We consent to the filing of the Formal Valuation and Fairness Opinion with the securities regulatory authorities in the provinces and territories of Canada, the references to our firm name, the Formal Valuation and the Fairness Opinion in the Circular, the inclusion of the Formal Valuation and the Fairness Opinion as Appendix D to the Circular and the inclusion of a summary of the Formal Valuation and the Fairness Opinion in the Circular.

/s/ KPMG LLP

December 1, 2024

Part Nine – Glossary of Terms

“Aggregate Capital Share Number” means the number of Class A Shares equal to the U.S. Dollar Equivalent of the aggregate principal amount of the Capital Notes owned by Holdings (2025) LP immediately before section 3.1(n) of the Plan of Arrangement divided by the Trading Price, and rounded down, if necessary, to the nearest whole number.

“Aggregate Capital Unit Number” means the number of Class A LP Units equal to the aggregate principal amount of the Capital Notes owned by BN immediately before section 3.1(m) of the Plan of Arrangement divided by C$1.00, and rounded down, if necessary, to the nearest whole number.

“Annual Report” has the meaning ascribed thereto under “Cautionary Statement Regarding the Use of Non-GAAP Measures and Forward-Looking Statements”.

“Applicable Number” means, in the case of each Transferor, the number equal to the number of Common Shares owned by the Transferor immediately prior to the Effective Time less the Capital Share Number.

“Arrangement” means an arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, variations or supplements to the Plan of Arrangement made in accordance with its terms, the terms of this Agreement or made at the direction of the Court.

“Arrangement Agreement” the arrangement agreement dated October 31, 2024 between BAM and BN (including the schedules thereto), as amended or supplemented in accordance with its terms.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the meeting, substantially in the form attached has Appendix A to this Circular.

“asset management business” has the meaning ascribed thereto under “Background to the Arrangement”.

“Asset Management Company” means Brookfield Asset Management ULC, an unlimited liability company governed under the laws of British Columbia.

“BAM” means Brookfield Asset Management Ltd., a corporation existing under the laws of British Columbia.

“BAM Partnership” means the trust designated to oversee stewardship of the Class B Shares.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, each as amended from time to time.

“BN” means Brookfield Corporation, a corporation existing under the laws of Ontario.

“BN Holdco” means an indirect subsidiary of BN to be formed prior to the Effective Time to hold Common Shares.

“BN Subco” means a wholly-owned subsidiary of a BN Holdco be formed prior to the Effective Time to hold a Capital Note.

“BN Subco Note” means a non-interest bearing, Canadian dollar-denominated demand promissory note issued by a BN Subco to the BN Holdco of which it is a wholly-owned subsidiary with a principal amount equal to the principal amount of the Capital Note transferred by such BN Holdco to such BN Subco under section 3.1(k) of the Plan of Arrangement.

“Board” means the board of directors of BAM.

“BRPI Note” means a non-interest bearing, Canadian dollar-denominated demand promissory note issued by BN to BRPI with a principal amount equal to the principal amount of the Capital Note transferred by BRPI to BN under section 3.1(j) of the Plan of Arrangement.

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in both Ontario and British Columbia, when banks are generally open for the transaction of business in both Toronto, Ontario and Vancouver, British Columbia.

“Capital Amount” means: (i) for BN, C$4,170,885,270 less the aggregate of the amounts in respect of the BN Holdcos calculated pursuant to (v) below; (ii) for each of Holding 1, Holding 2, Holding 3 and Holding 4, C$104,970,059; (iii) for each of Holding 5 and Holding 6, C$52,485,027; (iv) for BRPI, C$166,407,502; and (v) for each BN Holdco, an aggregate amount equal to C$4.03 for each Common Share owned by them immediately before the Effective Time, or, in each case, such other amount as may be agreed by BN and BAM in writing prior to the Effective Time.

“Capital Note” means a non-interest bearing, Canadian dollar-denominated demand promissory note issued by BAM to a Transferor with a principal amount equal to the Capital Amount for such Transferor.

“Capital Share Number” means the number of Class A Shares equal to the U.S. Dollar Equivalent of the Capital Amount divided by the Trading Price, and rounded down, if necessary, to the nearest whole number.

“CDS” means CDS Clearing and Depository Services Inc.

“CEO” means Chief Executive Officer.

“Circular” means this management information circular of BAM.

“Class A LP Units” means the Class A Limited Partnership Units of Holdings (2025) LP.

“Class A Shares” means the Class A Limited Voting Shares in the capital of BAM.

“Class B Shares” means the Class B Limited Voting Shares in the capital of BAM.

“Common Shares” means the common shares in the capital of the Asset Management Company.

“Court” means the Supreme Court of British Columbia.

“Documents Incorporated by Reference” has the meaning ascribed thereto under “Overview and Documents Incorporated by Reference”.

“DTC” means the Depository Trust Company.

“Effective Date” means the date upon which the Arrangement becomes effective, being the date BAM and BN agree upon, acting reasonably, that is within three Business Days following the satisfaction or waiver of the conditions precedent to the completion of the Arrangement, including the granting of the Final Order by the Court.

“Effective Time” means 5:00 p.m. Toronto local time on the Effective Date, or such other time as may be agreed to by BN and BAM.

“Fairness Opinion” means the fairness opinion delivered by KPMG, attached as Appendix D to this Circular.

“Final Order” means the final order of the Court or, if appealed, the final order affirmed by an appellate court, approving the Arrangement, pursuant to Section 291 of the BCBCA, as it may be amended or affirmed prior to the Effective Time by the Court or an appellate court, as the case may be.

“Formal Valuation” means the formal valuation delivered by KPMG in accordance with MI 61-101, attached as Appendix D to this Circular.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of government, and any official of any of the foregoing, including any securities commission or stock exchange.

“GNCC” means the Governance, Nominating and Compensation Committee of BAM.

“Holding 1” means BN BAM Holding Inc.

“Holding 2” means BN BAM Holding 2 Inc.

“Holding 3” means BN BAM Holding 3 Inc.

“Holding 4” means BN BAM Holding 4 Inc.

“Holding 5” means BN BAM Holding 5 Inc.

“Holding 6” means BN BAM Holding 6 Inc.

“Holdings (2025) LP” means BAM Holdings (2025) LP.

“Index Admission” has the meaning ascribed thereto under “Background to the Arrangement”.

“informed person” has the meaning ascribed thereto under “Interest of Informed Persons in Material Transactions”.

“Interim Order” means the varied interim order of the Court in respect of the Arrangement dated December 9, 2024, as it may be varied or amended, as contemplated by Section 2.3 of the Arrangement Agreement.

“Interim Statements” has the meaning ascribed thereto under “Availability of Disclosure Documents”.

“Intermediary” has the meaning ascribed thereto under “Am I a registered shareholder or a non-registered shareholder?”.

“KPMG” means KPMG LLP.

“MD&A” has the meaning ascribed thereto under “Availability of Disclosure Documents”.

“meeting” means the special meeting of shareholders of BAM referred to in BAM’s notice of special meeting of shareholders dated December 1, 2024.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minority Shareholders” means the holders of Class A Shares other than those held, directly or indirectly, by an “interested party” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions or that are otherwise required to be excluded in obtaining minority approval under the requirements of such instrument.

“Notice” means the notice of the special meeting of shareholders of BAM.

“NYSE” means the New York Stock Exchange.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, settlements, stipulations or decreed of any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Partner” has the meaning ascribed thereto under “Principal Holders of Voting Shares”.

“Partnership” has the meaning ascribed thereto under “Principal Holders of Voting Shares”.

“Plan of Arrangement” means the plan of arrangement proposed under Section 288 of the BCBCA, attached as Schedule “A”, as amended, varied or supplemented in accordance with the terms thereof, the terms of the Arrangement Agreement or made at the discretion of the Court in the Final Order.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp) C.1, as amended.

“Trading Price” means the volume-weighted average trading price of one Class A Share on the NYSE for a five-day trading period ending on the day prior to the Effective Date.

“Transferors” means, collectively, BN, Holding 1, Holding 2, Holding 3, Holding 4, Holding 5, Holding 6, each BN Holdco and BRPI, each a “Transferor”.

“TSX” means the Toronto Stock Exchange.

“TSX Trust” means the TSX Trust Company.

“U.S. Dollar Equivalent” means the amount of United States dollars that could be purchased with the relevant amount of Canadian dollars based on the Bank of Canada daily exchange rate on the Effective Date.

Appendix A – Arrangement Resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving, among others, Brookfield Asset Management Ltd. (“BAM”), as more particularly described and set forth in the management information circular (the “Circular”) of BAM dated December 1, 2024, as the Arrangement may be modified or amended, and all the transactions contemplated thereby, are hereby authorized and approved.

2.	The plan of arrangement, as it may be or have been amended (the “Plan of Arrangement”) involving, among others, BAM, the full text of which is set out in Schedule A to Appendix B to the Circular, is hereby authorized and approved.

3.	The Arrangement Agreement dated October 31, 2024, between BAM and BN (the “Arrangement Agreement”), and all the transactions contemplated therein, together with the actions of the directors of BAM in approving the Arrangement and the actions of the authorized persons of BAM in executing and delivering the Arrangement Agreement and any amendments thereto, are hereby ratified and approved.

4.	BAM is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of BAM’s class A limited voting shares and class B limited voting shares or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of BAM are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

6.	Any authorized signatory, officer or director of BAM is hereby authorized and directed for and on behalf of BAM to cause the records in respect of the Arrangement required under Division 5 of Part 9 of the BCBCA to be filed with the registrar giving effect to the Arrangement, including, as applicable, one or more notices of alteration of notices of articles.

7.	Any authorized signatory, officer or director of BAM is hereby authorized and directed for and on behalf of BAM to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B – ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

BETWEEN

BROOKFIELD ASSET MANAGEMENT LTD.

and

BROOKFIELD CORPORATION

October 31, 2024

Page

Article 1 Interpretation		B-5

1.1	Definitions	B-5
1.2	Construction	B-11
1.3	Currency	B-11
1.4	BN Disclosure Letter	B-11
1.5	Schedules	B-12

Article 2 The Arrangement		B-12

2.1	Arrangement	B-12
2.2	Effective Date and Effective Time	B-12
2.3	Interim Order	B-12
2.4	BAM Meeting and BAM Meeting Materials	B-13
2.5	BN Meeting and BN Meeting Materials	B-14
2.6	Effecting the Arrangement and Ancillary Filings with the Registrar	B-14

Article 3 Representations and Warranties		B-15

3.1	Mutual Representations and Warranties	B-15
3.2	Additional Representations and Warranties of BAM	B-16
3.3	Additional Representations and Warranties of BN	B-17
3.4	Survival	B-17

Article 4 Covenants		B-17

4.1	Covenants of BAM Regarding the Conduct of Business	B-17
4.2	General Covenants	B-18
4.3	Covenants of BAM	B-9
4.4	Covenants of BN	B-19

Article 5 Conditions		B-10

5.1	Conditions Precedent to Obligations of BAM	B-10
5.2	Conditions Precedent to Obligations of BN	B-21
5.3	Conditions Precedent to Obligations of Each Party	B-22
5.4	Merger of Conditions	B-22

Article 6 Amendment and Termination		B-22

6.1	Amendment	B-22
6.2	Term	B-22
6.3	Termination	B-22
6.4	Effect of Termination	B-22
6.5	Limitations of Covenants	B-23

Article 7 General		B-23

7.1	Expenses	B-23
7.2	Notices	B-23
7.3	Time of the Essence	B-24

(continued)

ARRANGEMENT AGREEMENT

This Arrangement Agreement made as of the 31st day of October, 2024,

B E T W E E N:

BROOKFIELD ASSET MANAGEMENT LTD., a corporation existing under the laws of British Columbia,

(hereinafter referred to as “BAM”)

- and -

BROOKFIELD CORPORATION, a corporation existing under the laws of Ontario,

(hereinafter referred to as “BN”)

WHEREAS BAM and BN hold, directly and indirectly, approximately 27% and 73%, respectively, of the issued and outstanding common shares of Brookfield Asset Management ULC (“BAM ULC”) (the “Common Shares”);

AND WHEREAS BAM and BN each wish to undertake a transaction by means of the Arrangement (as defined herein) whereby, among other things, BN and the Subsidiary Shareholders (as defined herein) will exchange all of their Common Shares (the “BN Held Common Shares”) for newly-issued Class A Limited Voting Shares in the capital of BAM (the “BAM Class A Shares”) on a one-for-one basis;

AND WHEREAS on completion of the Arrangement, (i) BN will own, directly or indirectly, BAM Class A Shares representing an approximate 73% interest in BAM and (ii) BAM will own, directly or indirectly, 100% of the outstanding Common Shares;

AND WHEREAS the BAM Board (as defined herein) has reviewed the terms and conditions of the Arrangement and based on, among other things, the unanimous recommendation of the Governance, Nominating and Compensation Committee of BAM (the “GNCC”), whose recommendation came after reviewing and considering the formal valuation provided by an independent valuator pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a fairness opinion and other considerations related to the Arrangement, has, with Mr. Bruce Flatt having recused himself, unanimously concluded that the Arrangement is in the best interests of BAM;

AND WHEREAS the BN Board (as defined herein) has reviewed the terms and conditions of the Arrangement and, on the unanimous recommendation of the governance and nominating committee of BN, has, with Mr. Bruce Flatt having recused himself, unanimously concluded that the Arrangement is in the best interests of BN;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

Article 1
Interpretation

1.1	Definitions.

In this Agreement, including the recitals hereto, other than the schedules and unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“Agreement” means this arrangement agreement, including the schedules attached hereto, as supplemented or amended from time to time.

“Arrangement” means an arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, variations or supplements to the Plan of Arrangement made in accordance with its terms, the terms of this Agreement or made at the direction of the Court.

“Arrangement Records” means the records in respect of the Arrangement required under Division 5 of Part 9 of the BCBCA to be filed with the registrar after the Final Order has been granted giving effect to the Arrangement including, as applicable, one or more notices of alteration of notices of articles and a copy of the Final Order.

“BAM” has the meaning given to such term in the Preamble to this Agreement.

“BAM Arrangement Resolution” means the special resolution of BAM Shareholders approving the Arrangement to be considered at the BAM Meeting, to be substantially in the form attached as Schedule B.

“BAM Board” means the board of directors of BAM as constituted from time to time.

“BAM Circular” means the management information circular of BAM, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to BAM Shareholders in connection with the BAM Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“BAM Class A Shares” has the meaning given to such term in the Preamble to this Agreement.

“BAM Class B Shares” means the Class B Limited Voting Shares in the capital of BAM.

“BAM Meeting” means the special meeting of BAM Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve, the BAM Arrangement Resolution and the other matters set out in the notice of meeting accompanying the BAM Circular.

“BAM Meeting Materials” means the notice of meeting, the BAM Circular and the form of proxy in respect of the BAM Meeting which accompanies the BAM Circular.

“BAM Shareholders” means, collectively, the holders of BAM Class A Shares and the holders of BAM Class B Shares entitled to receive notice of the BAM Meeting and vote on the BAM Arrangement Resolution, in accordance with the Interim Order.

“BAM Shares” means, collectively, the BAM Class A Shares and the BAM Class B Shares.

“BAM ULC” has the meaning given to such term in the Preamble to this Agreement.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, each as amended from time to time.

“BN” has the meaning given to such term in the Preamble to this Agreement.

“BN Board” means the board of directors of BN as constituted from time to time.

“BN Circular” means (if applicable) the management information circular of BN, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to BN Shareholders in connection with the BN Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“BN Class A Shares” means the Class A Limited Voting Shares in the capital of BN.

“BN Class B Shares” means the Class B Limited Voting Shares in the capital of BN.

“BN Disclosure Letter” means the confidential disclosure letter executed and delivered by BN to BAM in connection with the execution of this Agreement.

“BN Held Common Shares” has the meaning given to such term in the Preamble to this Agreement.

“BN Meeting” means (if applicable) the special meeting of BN Shareholders (including any adjournment or postponement thereof) to be called and held to consider, and if deemed advisable, to approve, the BN Resolution and the other matters set out in the notice of meeting accompanying the BN Circular.

“BN Meeting Materials” means (if applicable) the notice of meeting, the BN Circular and the form of proxy in respect of the BN Meeting which accompanies the BN Circular.

“BN Resolution” means (if applicable) the special resolution of BN Shareholders approving the Arrangement to be considered at the BN Meeting, to be substantially in the form and content attached to the BN Circular.

“BN Shareholders” means, collectively, the holders of BN Class A Shares and the holders of BN Class B Shares entitled to receive notice of the BN Meeting and vote on the BN Resolution.

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in both Ontario and British Columbia, when banks are generally open for the transaction of business in both Toronto, Ontario and Vancouver, British Columbia.

“Common Shares” has the meaning given to such term in the Preamble to this Agreement.

“Control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if: (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the securities, interests or rights only to secure a debt or similar obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or (iii) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person, and the term “Controlled” has a corresponding meaning.

“Court” means the Supreme Court of British Columbia.

“Effective Date” means the date upon which the Arrangement becomes effective, being the date the Parties agree upon, acting reasonably, that is within three Business Days following the satisfaction or waiver of the conditions precedent to the completion of the Arrangement, including the granting of the Final Order by the Court.

“Effective Time” means 5:00 p.m. Toronto local time on the Effective Date, or such other time as may be agreed to by BN and BAM.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“Exemption” means an exemption granted by the Ontario Securities Commission, as principal regulator of BN, pursuant to section 9.1 of MI 61-101 and Multilateral Instrument 11-102 – Passport System from the requirements of sections 5.4 and 5.6 of MI 61-101 applicable to BN to obtain a formal valuation of the Common Shares and the BAM Class A Shares and minority approval of the Arrangement.

“Final Order” means the final order of the Court or, if appealed, the final order affirmed by an appellate court, approving the Arrangement, pursuant to Section 291 of the BCBCA, as it may be amended or affirmed prior to the Effective Time by the Court or an appellate court, as the case may be.

“GNCC” has the meaning given to such term in the Preamble to this Agreement.

“Governmental Authority” means any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, department, commission, board, self-regulating authority, regulatory body, bureau, branch, or authority, or any agency or instrumentality of any such government, governmental or quasi-governmental entity or municipality, or political or other subdivision thereof, or any federal, provincial, territorial, state, local or foreign court, commission, board, agency, arbitrator or other tribunal, and any other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of government, and any official of any of the foregoing, including any securities commission or stock exchange.

“Interested BAM Class A Shareholder” means, at the applicable time, a holder of BAM Class A Shares who is, for the purposes of voting on the BAM Arrangement Resolution, an “interested party” within the meaning of MI 61-101 or otherwise required to be excluded for the purposes of a vote on the BAM Arrangement Resolution under the requirements of MI 61-101.

“Interim Order” means the interim order of the Court in respect of the Arrangement, in a form acceptable to the Parties, as it may be varied or amended, as contemplated by Section 2.3 of this Agreement.

“Law” or “Laws” means, with respect to any Person, any Law, constitution, treaty, by-laws, statutes, codes, rules, regulations, guidance, principles of law and equity, Orders, rulings, decisions, ordinances, judgments, injunctions, determinations, awards, decrees or other similar requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Authority, as amended, and, for greater certainty, includes the terms and conditions of any authorization of or from any Governmental Authority.

“material adverse effect” means, in respect of any corporation or company, any event, change, occurrence, effect, development, state of facts or circumstances that, individually or in the aggregate with other events, changes, occurrences, effects, developments, states of facts or circumstances has had, or would reasonably be expected to have, a material adverse effect on the business, assets, affairs, operations, condition (financial or otherwise) or results of operations or liabilities (contingent or otherwise and whether contractual or otherwise) of that corporation or company and its Subsidiaries taken as a whole; except any such event, change, occurrence, effect, development, state of facts or circumstances resulting from or arising in connection with:

(a)	any change, development or condition generally affecting the industry in which the corporation or company operates;

(b)	any change in global, national or regional political conditions (including any temporary facility takeover for emergency purposes, outbreak of hostilities or war or acts of terrorism or any escalation);

(c)	any earthquake, flood or other natural disaster;

(d)	any epidemic, pandemic or general outbreaks of illness or other public health crisis;

(e)	any change in general economic, business, banking, regulatory, political or market conditions or in financial, credit, currency, commodities or securities markets, including any fluctuations in currency exchange, interest or inflation rates, in Canada or the United States;

(f)	any change in applicable generally acceptable accounting principles, including IFRS and U.S. GAAP, after the date of this Agreement;

(g)	any change in Laws after the date of this Agreement (provided that this clause (g) shall not apply with respect to any representation or warranty the purpose of which is to address compliance with Laws);

(h)	the execution, announcement and pendency of this Agreement or the consummation of the transactions contemplated hereby;

(i)	the actions or inactions expressly required by this Agreement or that are taken (or omitted to be taken) with the prior written consent of the Parties;

(j)	any change in the market price or trading volume of any securities of the corporation or company (it being understood that the causes underlying such changes in market price or trading volume may be taken into account, to the extent permitted by this Agreement, in determining whether a material adverse effect has occurred); or

(k)	the failure, in and of itself, of the corporation or company to meet any internal, published or public projections, forecasts, guidance or estimates, including of revenues, earnings, cash flows or other financial operating metrics before, on or after the date of this Agreement (it being understood that the causes underlying such failure may be taken into account, to the extent not referred to in paragraphs (a) to (i) above, in determining whether a material adverse effect has occurred);

provided, however, that paragraphs (a) to and including (g) above do not apply to the extent that any such event, change, occurrence, effect, development, state of facts or circumstances disproportionately adversely affect the corporation or company and its Subsidiaries, taken as a whole, compared to other companies primarily operating in the industry in which such corporation or company operates.

“MI 61-101” has the meaning given to such term in the Preamble to this Agreement.

“misrepresentation” means an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

“NYSE” means the New York Stock Exchange.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, settlements, stipulations or decreed of any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Ordinary Course” means, with respect to any Party, that such action is consistent with the past practices of such Party or its Subsidiaries and is taken in the ordinary course of the normal day-to-day operations of the business of the Party or its Subsidiaries.

“Outside Date” means March 31, 2025, or such later date as may be agreed to in writing by the Parties.

“Party” means a party to this Agreement.

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

“Plan of Arrangement” means the plan of arrangement proposed under Section 288 of the BCBCA, attached as Schedule A, as amended, varied or supplemented in accordance with the terms thereof, the terms of this Agreement or made at the discretion of the Court in the Final Order.

“Registrar” means the Registrar of Companies under the BCBCA.

“Representatives” means, collectively, the directors, officers, employees and agents of a Party at any time and their respective heirs, executors, administrators and other legal representatives.

“Securities Act” means the Securities Act (Ontario) and the regulations made thereunder, each as amended from time to time.

“Subsidiary” means, at a particular time, a Person Controlled, directly or indirectly, by another Person.

“Subsidiary Shareholders” means, collectively, BN BAM Holding Inc., BN BAM Holding 2 Inc., BN BAM Holding 3 Inc., BN BAM Holding 4 Inc., BN BAM Holding 5 Inc., BN BAM Holding 6 Inc. and Brookfield Renewable Power Inc.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp) C.1, as amended, including the regulations promulgated thereunder.

“Transaction Costs” means all fees, costs and expenses incurred directly in connection with the Arrangement, including financing fees, advisory and other professional expenses and printing and mailing costs associated with the BAM Meeting Materials and the BN Meeting Materials.

“TSX” means the Toronto Stock Exchange.

“Valuation” means the formal valuation of the BAM Shares provided by the Valuator in accordance with the requirements of MI 61-101.

“Valuator” means KPMG LLP, the independent valuator selected and engaged by the GNCC to prepare the Valuation.

1.2	Construction.

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article or Section and references to “Articles” and “Sections” are to Articles and Sections of this Agreement;

(c)	words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures, Governmental Authorities and other entities;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day;

(f)	a reference to time is to local time in Toronto, Ontario; and

(g)	a reference to the knowledge of a Party means to the best of the knowledge of any of the executive officers of such Party after reasonable enquiry.

1.3	Currency.

All references to currency herein are to lawful money of Canada unless otherwise specified.

1.4	BN Disclosure Letter.

The BN Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce its rights under this Agreement.

1.5	Schedules.

The following schedules are attached to this Agreement and form a part hereof:

Schedule A – Plan of Arrangement

Schedule B – BAM Arrangement Resolution

Article 2
The Arrangement

2.1	Arrangement.

Each of the Parties agrees that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement.

2.2	Effective Date and Effective Time.

The Arrangement will become effective on the Effective Date, and, commencing at the Effective Time, the steps to be carried out pursuant to the Arrangement will become effective in the order set out in the Plan of Arrangement without any further act or formality, except as contemplated in the Plan of Arrangement.

2.3	Interim Order.

As soon as reasonably practicable following the execution of this Agreement, BAM will apply to the Court pursuant to Section 291 of the BCBCA and prepare, file and diligently pursue an application for the Interim Order, which will provide, among other things:

(a)	for the calling and holding of the BAM Meeting for the purpose, among other things, of considering the BAM Arrangement Resolution;

(b)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the BAM Meeting and for the manner in which such notice is to be provided;

(c)	that the requisite approval for the BAM Arrangement Resolution will be: (i) not less than 66⅔% of the votes cast by the holders of BAM Class A Shares present in person or represented by proxy at the BAM Meeting; (ii) not less than 66⅔% of the votes cast by the holders of BAM Class B Shares present in person or represented by proxy at the BAM Meeting; and (iii) not less than a majority of the votes cast by the holders of BAM Class A Shares present in person or represented by proxy at the BAM Meeting, other than votes cast in respect of BAM Class A Shares that are beneficially owned by any Interested BAM Class A Shareholders or over which control or direction is exercised by any Interested BAM Class A Shareholder;

(d)	that, in all other respects, the terms, conditions and restrictions of BAM’s articles, including quorum requirements for BAM Shareholders, and all other matters, shall apply in respect of the BAM Meeting;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	for the confirmation of the record date for the BAM Meeting; and

(g)	that the BAM Meeting may be adjourned or postponed from time to time by BAM without the need for additional approval of the Court.

2.4	BAM Meeting and BAM Meeting Materials.

Subject to the terms of this Agreement and the receipt of the Interim Order:

(a)	BAM will convene and conduct the BAM Meeting in accordance with the Interim Order and Law as soon as reasonably practicable for the purpose of considering the BAM Arrangement Resolution (and any other proper purpose as may be set out in the BAM Meeting Materials);

(b)	BAM will not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the BAM Meeting except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by a Governmental Authority;

(c)	BAM will: (i) prepare the BAM Meeting Materials (and any necessary amendments or supplements to the BAM Circular), together with any other documents required by Law in connection with the BAM Meeting; (ii) cause the BAM Meeting Materials and other documentation required under Law in connection with the BAM Meeting to be mailed and filed as required by the Interim Order and in accordance with Law; and (iii) ensure that the BAM Circular complies in all material respects with all Laws and the Interim Order and contains sufficient detail to permit BAM Shareholders to form a reasoned judgment concerning the matters to be placed before them at the BAM Meeting. The Parties will cooperate in the preparation of the BAM Meeting Materials and any amendment or supplement to the BAM Meeting Materials as required or appropriate, and BAM will promptly mail or otherwise publicly disseminate any amendment or supplement to the BAM Meeting Materials to BAM Shareholders in accordance with the Interim Order and, if required by the Court or Law, file the same with any Governmental Authority. Without limiting the generality of the foregoing, BAM shall ensure the BAM Meeting Materials do not contain any misrepresentation; and

(d)	the BAM Circular will, among other things, (i) include a copy of the Valuation and the fairness opinion; (ii) state that the BAM Board and the GNCC have received the Valuation and fairness opinion; and (iii) contain a statement that the BAM Board has, with Mr. Bruce Flatt having recused himself, based on, among other things, the unanimous recommendation of the GNCC, unanimously concluded that the Arrangement is in the best interests of BAM, approved the entering into of this Agreement and recommended that BAM Shareholders vote in favour of the BAM Arrangement Resolution.

2.5	BN Meeting and BN Meeting Materials.

Unless the Exemption is obtained on or prior to December 7, 2024, or such later date as may be agreed upon between BN and BAM, and subject to the terms of this Agreement:

(a)	BN will convene and conduct the BN Meeting in accordance with Law as soon as reasonably practicable, but in any event on or prior to January 20, 2025, for the purpose of considering the BN Resolution (and any other proper purpose as may be set out in the BN Meeting Materials);

(b)	BN will not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the BN Meeting except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Law or by a Governmental Authority;

(c)	BN will: (i) prepare the BN Meeting Materials (and any necessary amendments or supplements to the BN Circular), together with any other documents required by Law in connection with the BN Meeting; (ii) cause the BN Meeting Materials and other documentation required under Law in connection with the BN Meeting to be mailed and filed as required by the Interim Order and in accordance with Law; and (iii) ensure that the BN Circular complies in all material respects with all Laws and contains sufficient detail to permit BN Shareholders to form a reasoned judgment concerning the matters to be placed before them at the BN Meeting. The Parties will cooperate in the preparation of any amendment or supplement to the BN Meeting Materials as required or appropriate, and BN will promptly mail or otherwise publicly disseminate any amendment or supplement to the BN Meeting Materials to BN Shareholders and, if required by Law, file the same with any Governmental Authority; and

(d)	the BN Circular will, among other things, contain a statement that the BN Board has, with Mr. Bruce Flatt having recused himself, based on, among other things, the unanimous recommendation of the governance and nominating committee of the BN Board, unanimously, concluded that the Arrangement is in the best interests of BN, approved the entering into of this Agreement and recommended that BN Shareholders vote in favour of the BN Resolution.

2.6	Effecting the Arrangement and Ancillary Filings with the Registrar.

Subject to the rights of termination contained in Section 6.2, upon BAM Shareholders approving the Arrangement as set out in the Interim Order, BAM obtaining the Final Order and the satisfaction (or waiver, if applicable) of the other conditions herein contained in favour of each of the Parties and either the receipt of the Exemption or the (if applicable) BN Shareholders approving the BN Resolution, the Parties covenant and agree to, within three Business Days following the satisfaction or waiver of such conditions herein contained, file with the Registrar any and all documents (including, with respect to the Arrangement Records) and to exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable to give effect to the Arrangement and implement the Plan of Arrangement on such date. The closing of the Arrangement will take place at the offices of Torys LLP, Suite 3300, 79 Wellington Street West, Toronto, Ontario M5K 1N2 at 8:00 a.m. (Toronto local time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

Article 3
Representations and Warranties

3.1	Mutual Representations and Warranties.

Each Party represents and warrants to each of the other Parties, and BN represents on behalf of itself and each of the Subsidiary Shareholders to each of the other Parties, as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	it is duly incorporated, amalgamated or continued and is validly existing under the laws of its governing jurisdiction and has the corporate power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b)	it has all necessary corporate power and authority to execute and deliver this Agreement, the Plan of Arrangement and the other agreements and documents to be entered into by it in connection with the Arrangement, to perform its obligations hereunder and thereunder and, subject to obtaining any required shareholder or Court approvals, to consummate the transactions contemplated hereunder and thereunder;

(c)	the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein do not and will not:

(i)	result in the breach of, or violate any term or provision of, its articles or by-laws;

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound, or to which any assets of such Party are subject, or result in the creation of any Encumbrance upon any of its assets under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any case would have a material adverse effect on it; or

(iii)	violate any provisions of any Law or any judicial or administrative award, judgement, order or decree applicable and known to it, the violation of which would have a material adverse effect on it;

(d)	no dissolution, winding-up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or, to such Party’s knowledge, is proposed in respect of it, except as contemplated by the Plan of Arrangement;

(e)	the execution and delivery of this Agreement and the completion of the transaction contemplated herein have been duly approved by its board of directors, and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law; and

(f)	other than the Interim Order, the Final Order and the Exemption (if the BN Shareholder Approval is not obtained), no authorization of, or other action by or in respect of, or filing, recording, registering or publication with, any Governmental Authority is necessary on the part of the Parties for the consummation by the Parties of their obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement, except for such authorizations and filings as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of any of the Parties to consummate the Arrangement.

3.2	Additional Representations and Warranties of BAM.

BAM represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement:

(a)	the authorized capital of BAM consists of an unlimited number of BAM Class A Shares and 21,280 BAM Class B Shares;

(b)	as of October 30, 2024, there were 442,953,107 BAM Class A Shares and 21,280 BAM Class B Shares issued and outstanding, all of which have been duly issued and are outstanding as fully paid and non-assessable shares in the capital of BAM;

(c)	BAM has full power and authority to issue BAM Class A Shares pursuant to the Arrangement and such BAM Class A Shares, when issued, will be duly authorized and validly issued as fully paid and non-assessable Class A Limited Voting Shares in the capital of BAM, free and clear of any lien or other similar right with respect thereto, other than under applicable securities laws;

(d)	BAM is a “taxable Canadian corporation” for purposes of the Tax Act; and

(e)	each of the GNCC and the BAM Board has received an oral Valuation from the Valuator and BAM has been authorized by the Valuator to permit inclusion of the Valuation and references thereto in the BAM Circular and in such public disclosure as may be required by BN pursuant to the Exemption.

3.3	Additional Representations and Warranties of BN.

BN represents and warrants, on behalf of itself and each of the Subsidiary Shareholders, to each of the Parties as follows and acknowledges that the Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Arrangement, except as disclosed in the BN Disclosure Letter:

(a)	the BN Held Common Shares are owned by BN and the Subsidiary Shareholders, legally and beneficially, with good and valid title, free and clear of all liens;

(b)	no Person has any agreement, option, understanding or commitment or any right or privilege (whether by law, contractual or otherwise) capable of becoming such for the purchase or acquisition from BN or certain of its Subsidiaries for the BN Held Common Shares; and

(c)	the Subsidiary Shareholders are each wholly-owned Subsidiaries of BN.

3.4	Survival.

The representations and warranties of each Party contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
Covenants

4.1	Covenants of BAM Regarding the Conduct of Business.

(a)	BAM covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms and except (i) as expressly permitted or required by this Agreement or the Plan of Arrangement, (ii) as required by Law or a Governmental Authority, or (iii) unless BN shall otherwise request or provide consent in writing, such consent not to be unreasonably withheld, conditioned or delayed, BAM shall conduct business only in, and not take any action except in the Ordinary Course and use commercially reasonable efforts to preserve intact its present business organization, goodwill, properties, business relationships and assets in all material respects and to keep available the services of its and their officers and employees as a group and to maintain good relations with suppliers, customers, landlords, licensors, lessors, creditors, distributors, partners and all other Persons having business relationships with BAM.

(b)	Without limiting the generality of Section 4.1(a), BAM shall not, directly or indirectly, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(i)	unless BN shall otherwise request or provide consent in writing, such consent not to be unreasonably withheld, conditioned or delayed, amend or propose to amend its articles or other comparable constating documents;

(ii)	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any BAM Shares or other equity or voting interests or any options, share appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any BAM Shares or other equity or voting interests or other securities, except for the issuance of incentive compensation securities pursuant to BAM’s existing plans in the Ordinary Course;

(iii)	redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire BAM Shares;

(iv)	increase, create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof, any equity commitment or otherwise become liable with respect to the liabilities of any Person in an amount, on a per transaction or series of related transactions basis, in excess of $10,000,000;

(v)	reorganize, amalgamate or merge BAM with any other Person; or

(vi)	reduce the stated capital of BAM Shares.

4.2	General Covenants.

Subject to the terms of this Agreement, each Party will:

(a)	use its commercially reasonable efforts and do all things reasonably required of it to cause the Plan of Arrangement to become effective on the Effective Date;

(b)	prior to and following the Effective Date, do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be reasonably required to facilitate the carrying out of the intent and purpose of this Agreement; and

(c)	prior to and following the Effective Date, cooperate with and assist each other Party in dealing with transitional and other matters relating to or arising from the Arrangement or this Agreement.

4.3	Covenants of BAM.

BAM covenants and agrees to (and will cause each of its Subsidiaries, as applicable, to):

(a)	perform the obligations required to be performed by BAM under the Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including using all commercially reasonable efforts to obtain:

(i)	the approval of BAM Shareholders required for the implementation of the Arrangement;

(ii)	the Interim Order and the Final Order;

(iii)	such other consents, orders, rulings or approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1; and

(iv)	satisfaction of the other conditions precedent referred to in Article 5;

(b)	not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement;

(c)	make a joint election with BN and each of the Subsidiary Shareholders in respect of the disposition of their Common Shares pursuant to section 85 of the Tax Act (or any similar provision of any provincial or territorial tax legislation) as contemplated in the Plan of Arrangement, with the agreed amount under such joint elections to be determined by each such transferor in its sole discretion within the limits set out in the Tax Act; and

(d)	on or before the Effective Date, assist and cooperate in the preparation and filing with all applicable securities commissions or similar securities regulatory authorities in Canada and the United States of all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of applicable securities laws of jurisdictions in Canada and the United States for the issue by BAM of the securities to be issued pursuant to the Arrangement, and such other exemptions that are necessary or desirable in connection with the Arrangement.

4.4	Covenants of BN.

BN covenants and agrees to:

(a)	perform the obligations required to be performed by it under the Arrangement and do all such other acts and things as may be necessary or desirable and are within its power and control in order to carry out and give effect to the Arrangement, including using all commercially reasonable efforts to obtain:

(i)	the Exemption or the approval of BN Shareholders required for the implementation of the Arrangement;

(ii)	such other consents, rulings, orders, approvals and assurances as are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 5.1; and

(iii)	satisfaction of the other conditions precedent referred to in Article 5;

(b)	make, and cause the Subsidiary Shareholders to make, a joint election with BAM in respect of the disposition of its Common Shares pursuant to section 85 of the Tax Act (or any similar provision of any provincial or territorial tax legislation) as contemplated in the Plan of Arrangement, with the agreed amount under such joint elections to be determined by each such transferor in its sole discretion within the limits set out in the Tax Act;

(c)	not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Arrangement or any transaction contemplated by this Agreement; and

(d)	except as disclosed in the BN Disclosure Letter, not, and cause the Subsidiary Shareholders to not, issue, deliver, transfer, pledge, encumber, dispose or sell, or authorize the issuance, delivery, transfer, pledge, encumbrance, disposal or sale of, any Common Shares, or grant options, warrants, calls or other rights to purchase or otherwise acquire any Common Shares.

Article 5
Conditions

5.1	Conditions Precedent to Obligations of BAM.

The obligation of BAM to complete the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions precedent, each of which may be waived, in whole or in part, by BAM:

(a)	the BAM Arrangement Resolution will have been approved by BAM Shareholders at the BAM Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order will have each been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to BAM;

(c)	all governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by the Parties, each acting reasonably, to be necessary or desirable for the completion of the transactions provided for in this Agreement or the Plan of Arrangement will have been obtained or received on terms that are satisfactory to BAM, acting reasonably;

(d)	no law, regulation or policy will have been proposed, enacted, issued, promulgated, enforced or applied that interferes with or is inconsistent with the completion of the Arrangement or their effective application to the Arrangement;

(e)	there will not be in force any order or decree restraining or enjoining the completion of the transactions contemplated by this Agreement; and

(f)	this Agreement will not have been terminated pursuant to the provisions of Article 6.

5.2	Conditions Precedent to Obligations of BN.

The obligation of BN to complete the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions precedent, each of which may be waived, in whole or in part, by BN:

(a)	the Exemption will have been obtained and not rescinded or the BN Resolution will have been approved by BN Shareholders at the BN Meeting;

(b)	all governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by the Parties, each acting reasonably, to be necessary or desirable for the completion of the transactions provided for in this Agreement or the Plan of Arrangement will have been obtained or received on terms that are satisfactory to BN, acting reasonably;

(c)	no law, regulation or policy will have been proposed, enacted, issued, promulgated, enforced or applied that interferes with or is inconsistent with the completion of the Arrangement or their effective application to the Arrangement;

(d)	there will not be in force any order or decree restraining or enjoining the completion of the transactions contemplated by this Agreement;

(e)	the BAM Class A Shares to be issued pursuant to the Arrangement will have been conditionally approved to be listed and posted for trading on the NYSE and the TSX, subject to, in each case, standard listing conditions imposed by the NYSE and the TSX, as applicable, in similar circumstances; and

(f)	this Agreement will not have been terminated pursuant to the provisions of Article 6.

5.3	Conditions Precedent to Obligations of Each Party.

The obligation of each Party to complete the transactions contemplated by this Agreement is further subject to the conditions (which may be waived, in whole or in part, by such Party without prejudice to its right to rely on any other condition in its favour) that:

(a)	the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects;

(b)	since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) a material adverse effect of BAM ULC;

(c)	except as set forth in this Agreement, the representations and warranties of each other Party will be true and correct in all respects as at the Effective Date as though made at the Effective Time, with the same effect as if such representations and warranties had been made at, and as of, such time.

5.4	Merger of Conditions.

The conditions set out in Section 5.1 and Section 5.2 will be conclusively deemed to have been satisfied or waived, as applicable, on the filing by BAM of the Arrangement Records under the BCBCA to give effect to the Plan of Arrangement.

Article 6
Amendment and Termination

6.1	Amendment.

Subject to the provisions of the Interim Order, the Plan of Arrangement and Law, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the BAM Meeting and/or the BN Meeting, but not later than the Effective Time, be amended, modified or supplemented by written agreement of the Parties, without further notice to or authorization on the part of BAM Shareholders.

6.2	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

6.3	Termination.

This Agreement may be terminated at any time prior to the Effective Time: (i) by mutual written agreement of BAM and BN; or (ii) by either BAM or BN if the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 6.3 shall not be available to any Party whose failure to fulfill any of its covenants or agreements or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date.

6.4	Effect of Termination.

Upon the termination of this Agreement pursuant to Section 6.3 hereof, (i) this Agreement shall become null and void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto and (ii) no Party will have any liability or further obligation to the other Parties hereto or any other Person.

6.5	Limitations of Covenants.

None of the covenants of BAM or BN contained herein shall prevent the BAM Board or BN Board, as the case may be, from:

(a)	acting in accordance with its view of its fiduciary duties;

(b)	responding as required by Law to any unsolicited submission or proposal regarding any acquisition or disposition of its respective assets or assets of any of its respective Subsidiaries, or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving BAM, BN or any of their Subsidiaries; or

(c)	making any disclosure to BAM Shareholders or BN Shareholders, which, in the judgement of the BAM Board or the BN Board, respectively, is required under Law.

Article 7
General

7.1	Expenses.

Except as otherwise agreed, each Party shall pay for its own portion of the Transaction Costs relating to (i) shareholders meetings and mailing and (ii) any legal or advisory fees (as applicable). For greater certainty, all other Transaction Costs not relating to the foregoing will be the responsibility of, and will be paid for by, BAM ULC.

7.2	Notices.

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile addressed to the recipient as follows:

(a)	To BAM:

Brookfield Asset Management Ltd.
250 Vesey Street, 15th Floor

New York, New York

10281-0221

United States

Attention:	Olivia Garfield
E-mail:	[Redacted]

With a copy to:

Brookfield Asset Management Ltd.
250 Vesey Street, 15th Floor

New York, New York

10281-0221

United States

Attention:	Kathy Sarpash
Email:	[Redacted]

(b)	To BN:

Brookfield Corporation
Brookfield Place
181 Bay Street, EP 100

Toronto, Ontario M5J 2T3

Attention:	Frank J. McKenna
Email:	[Redacted]

With a copy to:

Brookfield Corporation
Brookfield Place
181 Bay Street, EP 100

Toronto, Ontario M5J 2T3

Attention:	Swati Mandava
E-mail:	[Redacted]

or other such address that a Party may, from time to time, advise the other Parties hereto by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by facsimile, on the day of transmittal thereof if given during the normal business hours of the recipient with written confirmation of receipt by fax and verbal confirmation of same and on the next Business Day, if not given during such hours.

7.3	Time of the Essence.

Time is of the essence of this Agreement.

7.4	Assignment.

No Party may assign its rights or obligations under this Agreement or the Plan of Arrangement without the prior written consent of the other Parties, provided that no such consent will be required for any Party to assign its rights and obligations under this Agreement and the Plan of Arrangement to a corporate successor to such Party (whether by way of amalgamation or winding-up) or to a purchaser of all or substantially all of the assets of such Party.

7.5	Binding Effect.

This Agreement will be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

7.6	Waiver.

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

7.7	Entire Agreement.

This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto.

7.8	Governing Law; Attornment.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each Party agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of those courts in that action or proceeding and agrees to be bound by any judgment of those courts.

7.9	Limitation on Liability.

No Representative of a Party shall have any personal liability whatsoever on behalf of such Party (or any of its Subsidiaries) to any other Party under this Agreement, the Arrangement or any other transactions entered into, or documents delivered, in connection with any of the foregoing. In no event will one Party be liable to any other Party for any special, consequential, indirect, collateral, incidental or punitive damages or lost profits or failure to realize expected savings or other commercial or economic loss of any kind, however caused and on any theory of liability, arising in any way out of this Agreement, whether or not such Person has been advised of the possibility of such damages.

7.10	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in any acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

7.11	Counterparts; Facsimiles.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Agreement.

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Authorized Signatory

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Authorized Signatory

Arrangement Agreement

Schedule A

Plan of Arrangement

(Please see attached.)

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
Definitions and Interpretation

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“Aggregate Capital Share Number” means the number of BAM Class A Shares equal to the U.S. Dollar Equivalent of the aggregate principal amount of the Capital Notes owned by Holdings (2025) LP immediately before Section 3.1(n) divided by the Trading Price, and rounded down, if necessary, to the nearest whole number.

“Aggregate Capital Unit Number” means the number of Class A LP Units equal to the aggregate principal amount of the Capital Notes owned by BN immediately before Section 3.1(m) divided by C$1.00, and rounded down, if necessary, to the nearest whole number.

“Applicable Number” means, in the case of each Transferor, the number equal to the number of Common Shares owned by the Transferor immediately prior to the Effective Time less the Capital Share Number.

“Arrangement” means an arrangement under Section 288 of the BCBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, variations or supplements to this Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court.

“Arrangement Agreement” means the arrangement agreement dated October 31, 2024 between BN, BAM and BAM ULC (including the schedules thereto), as amended or supplemented in accordance with its terms.

“BAM” means Brookfield Asset Management Ltd., a corporation governed by the laws of British Columbia.

“BAM Arrangement Resolution” means the special resolution of BAM Shareholders approving the Plan of Arrangement to be considered at the BAM Meeting, to be substantially in the form and content attached to the BAM Circular.

“BAM Circular” means the management information circular of BAM, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to BAM Shareholders in connection with the BAM Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement.

“BAM Class A Shares” means the Class A Limited Voting Shares in the capital of BAM.

“BAM Class B Shares” means the Class B Limited Voting Shares in the capital of BAM.

“BAM Meeting” means the special meeting of BAM Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider, and if deemed advisable, to approve, the BAM Arrangement Resolution and the other matters set out in the notice of meeting accompanying the BAM Circular.

“BAM Shareholders” means collectively the holders of BAM Class A Shares and the holders of BAM Class B Shares entitled to receive notice of the BAM Meeting and vote on BAM Arrangement Resolution, in accordance with the Interim Order.

“BAM ULC” means Brookfield Asset Management ULC, an unlimited liability company governed under the laws of British Columbia.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, each as amended from time to time.

“BN” means Brookfield Corporation, a corporation governed under the laws of Ontario.

“BN Holdco” means an indirect subsidiary of BN to be formed prior to the Effective Time to hold Common Shares.

“BN Subco” means a wholly-owned subsidiary of a BN Holdco to be formed prior to the Effective Time to hold a Capital Note.

“BN Subco Note” means a non-interest bearing, Canadian dollar-denominated demand promissory note issued by a BN Subco to the BN Holdco of which it is a wholly-owned subsidiary with a principal amount equal to the principal amount of the Capital Note transferred by such BN Holdco to such BN Subco in Section 3.1(k).

“BRPI” means Brookfield Renewable Power Inc.

“BRPI Note” means a non-interest bearing, Canadian dollar-denominated demand promissory note issued by BN to BRPI with a principal amount equal to the principal amount of the Capital Note transferred by BRPI to BN in Section 3.1(j).

“Business Day” means a day, other than a Saturday, Sunday or statutory or civic holiday in both Ontario and British Columbia, when banks are generally open for the transaction of business in both Toronto, Ontario and Vancouver, British Columbia.

“Capital Amount” means: (i) for BN, C$4,170,885,270 less the aggregate of the amounts in respect of the BN Holdcos calculated pursuant to (v) below; (ii) for each of Holding 1, Holding 2, Holding 3 and Holding 4, C$104,970,059; (iii) for each of Holding 5 and Holding 6, C$52,485,027; (iv) for BRPI, C$166,407,502; and (v) for each BN Holdco, an aggregate amount equal to C$4.03 for each Common Share owned by them immediately before the Effective Time, or, in each case, such other amount as may be agreed by BN and BAM in writing prior to the Effective Time.

“Capital Note” means a non-interest bearing, Canadian dollar-denominated demand promissory note issued by BAM to a Transferor with a principal amount equal to the Capital Amount for such Transferor.

“Capital Share Number” means the number of BAM Class A Shares equal to the U.S. Dollar Equivalent of the Capital Amount divided by the Trading Price, and rounded down, if necessary, to the nearest whole number.

“Class A LP Units” means the Class A Limited Partnership Units of Holdings (2025) LP.

“Common Shares” means common shares in the capital of BAM ULC.

“Control” means, when applied to a relationship between two Persons, that a Person (the “first Person”) is considered to control another Person (the “second Person”) if: (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities, interests or contractual rights of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, or a majority of any other Persons who have the right to manage or supervise the management of the business and affairs of the second Person, unless that first Person holds the securities, interests or rights only to secure a debt or similar obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person, together with any Person Controlled by the first Person, holds more than 50% of the interests (measured by votes or by value) of the partnership; or (iii) the second Person is a limited partnership and the general partner of the limited partnership is the first Person or any Person Controlled by the first Person, and the term “Controlled” has a corresponding meaning.

“Court” means the Supreme Court of British Columbia.

“DRS” means direct registration system.

“Effective Date” means the date upon which the Arrangement becomes effective, being the date BAM and BN agree upon, acting reasonably, that is within three Business Days following the satisfaction or waiver of the conditions precedent to the completion of the Arrangement, including the granting of the Final Order by the Court.

“Effective Time” means 5:00 p.m. Toronto local time on the Effective Date, or such other time as may be agreed to by BN and BAM.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“Final Order” means the final order of the Court or, if appealed, the final order affirmed by an appellate court, approving the Arrangement, pursuant to Section 291 of the BCBCA, as it may be amended or affirmed prior to the Effective Time by the Court or an appellate court, as the case may be.

“Holding 1” means BN BAM Holding Inc.

“Holding 2” means BN BAM Holding 2 Inc.

“Holding 3” means BN BAM Holding 3 Inc.

“Holding 4” means BN BAM Holding 4 Inc.

“Holding 5” means BN BAM Holding 5 Inc.

“Holding 6” means BN BAM Holding 6 Inc.

“Holdings (2025) LP” means BAM Holdings (2025) LP.

“Interim Order” means the interim order of the Court in respect of the Arrangement, as it may be varied or amended, as contemplated by Section 2.3 of the Arrangement Agreement.

“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof.

“Plan of Arrangement” means this plan of arrangement, as amended, varied or supplemented in accordance with the terms hereof, the terms of the Arrangement Agreement or made at the discretion of the Court in the Final Order.

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp) C.1, as amended.

“Trading Price” means the volume-weighted average trading price of one BAM Class A Share on the NYSE for a five-day trading period ending on the day prior to the Effective Date.

“Transfer Agent” means TSX Trust Company, BAM’s and BN’s transfer agent.

“Transferors” means, collectively, BN, Holding 1, Holding 2, Holding 3, Holding 4, Holding 5, Holding 6, each BN Holdco and BRPI, each a “Transferor”.

“U.S. Dollar Equivalent” means the amount of United States dollars that could be purchased with the relevant amount of Canadian dollars based on the Bank of Canada daily exchange rate on the Effective Date.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires: (a) words importing the singular shall include the plural and vice versa, (b) words importing the use of either gender shall include both genders and neuter and (c) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4	Date for any Action

If the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are to be expressed in lawful currency of Canada (C$).

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario unless otherwise stipulated herein.

Article 2
Arrangement Agreement

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur as set forth herein.

2.2	Binding Effect

At and after the Effective Time, this Plan of Arrangement shall be binding on: (a) BAM, BAM ULC, the Transferors, each BN Subco and Holdings (2025) LP; and (b) the Transfer Agent, in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

Article 3
Arrangement

3.1	Arrangement

Commencing at the Effective Time, except as otherwise noted, each of the steps set out below shall occur in the following order without any further act or formality, with each step occurring two minutes after the completion of the immediately preceding step:

Amendments to BAM Articles

(a)	The special rights and restrictions of BAM Class A Shares and BAM Class B Shares will be altered to delete references to “Special Common Shares” in paragraphs 26.3 and 27.2.

(b)	The special rights and restrictions of BAM Class A Shares and BAM Class B Shares will be altered by deleting paragraph 27.4 in its entirety and replacing it with the following:

“In the election of directors, except as provided below, holders of Class A Shares shall be entitled to elect one-half of the board of directors of the Company and holders of Class B Shares shall be entitled to elect the other one-half of the board of directors of the Company. At any time that:

(i)	Brookfield Corporation (or its successor) and its subsidiaries (as defined in the Act) beneficially own a number of Class A Shares that exceeds 50% of the aggregate number of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders, holders of Class A Shares and holders of Class B Shares shall vote together as a single class in the election of the board of directors of the Company at such meeting of shareholders; or

(ii)	Brookfield Corporation (or its successor) and its subsidiaries (as defined in the Act) beneficially own a number of Class A Shares that is not less than 20% but does not exceed 50% of the sum of all the issued and outstanding Class A Shares and Class B Shares as of the record date for any meeting of shareholders:

(A)	Brookfield Corporation (or its successor) shall be entitled to elect one of the directors who would otherwise be elected by other holders of the Class A Shares at such meeting of shareholders;

(B)	holders of Class A Shares, including Brookfield Corporation (or its successor) solely in respect of any Class A Shares that it and its subsidiaries (as defined in the Act) beneficially own in number that exceeds 20% of the sum of all the issued and outstanding Class A Shares and Class B Shares, shall be entitled to elect one-half of the board of directors of the Company less such number of directors to be elected by Brookfield Corporation (or its successor) under (A) above at such meeting of shareholders; and

(C)	holders of Class B Shares shall be entitled to elect the other one-half of the board of directors of the Company at such meeting of shareholders.”

(c)	The special rights and restrictions of the special common shares in the capital of BAM will be altered by deleting Part 28 in its entirety.

(d)	The special rights and restrictions of the special shares in the capital of BAM will be altered by deleting Part 29 in its entirety.

(e)	The special rights and restrictions of special shares, series 1 in the capital of BAM will be altered by deleting Part 30 in its entirety.

Share Transfers by the Transferors

(f)	Each Transferor will, simultaneously, transfer all of the Common Shares it owns to BAM for a purchase price equal to the fair market value of such Common Shares, and in respect of each such transfer, BAM will satisfy the purchase price for the Common Shares acquired from the Transferor by issuing the Applicable Number of BAM Class A Shares and a Capital Note to such Transferor.

(g)	In respect of the transfer by each Transferor of Common Shares to BAM described in Section 3.1(f) above, the aggregate amount to be added by BAM to the stated capital of the BAM Class A Shares will be an amount equal to the aggregate cost to BAM of the Common Shares acquired from the Transferor (determined for purposes of the Tax Act, including pursuant to subsection 85(1) of the Tax Act, where relevant), less the principal amount of the Capital Note issued by BAM to the Transferor.

(h)	In respect of the transfer by each Transferor of Common Shares to BAM described in Section 3.1(f) above, BAM and the Transferor will jointly elect, in prescribed form and within the time limits referred to in subsection 85(6) of the Tax Act, to have the provisions of subsection 85(1) of the Tax Act apply to the transfer of Common Shares and, if applicable, BAM and the Transferor will jointly elect under the provisions of any corresponding provincial tax legislation. The agreed amount for the Common Shares specified in the subsection 85(1) election between BAM and the Transferor will be an amount that is: (i) not less than the greater of (A) the “adjusted cost base” for purposes of the Tax Act of the Common Shares to the Transferor immediately prior to the transfer, and (B) the principal amount of the Capital Note issued by BAM to the Transferor, and (ii) not greater than the aggregate fair market value of the Common Shares transferred by the Transferor at the time of the transfer, but otherwise such agreed amount will be as determined by the Transferor in its sole discretion.

Distributions, Transfers and Settlements of Capital Notes

(i)	Each of Holding 1, Holding 2, Holding 3, Holding 4, Holding 5 and Holding 6 will reduce the stated capital of its common shares owned by BN by an amount equal to the principal amount of the Capital Note received by it in Section 3.1(f) above and will effect such reduction in stated capital by transferring the Capital Note to BN.

(j)	BRPI will transfer the Capital Note received by it in Section 3.1(f) above to BN for a purchase price equal to the principal amount of the note, which will be satisfied by BN issuing the BRPI Note to BRPI.

(k)	Each BN Holdco will transfer the Capital Note received by it in Section 3.1(f) above to the BN Subco wholly-owned by it for a purchase price equal to the principal amount of the note, which will be satisfied by the BN Subco issuing a BN Subco Note to BN Holdco.

(l)	Each BN Holdco will subscribe for 100 common shares in the capital of the BN Subco that is wholly-owned by it for a subscription price equal to the principal amount of the BN Subco Note owing by such BN Subco to such BN Holdco, and in full payment and satisfaction of such subscription price and such BN Subco’s obligation under such BN Subco Note, such BN Subco’s obligation under such BN Subco Note will be set off against such BN Holdco’s obligation to pay the subscription price and such BN Subco Note will be cancelled.

(m)	BN will transfer all of the Capital Notes it owns to Holdings (2025) LP for a purchase price equal to the aggregate principal amount of the Capital Notes which will be satisfied by Holdings (2025) LP issuing the Aggregate Capital Unit Number of Class A LP Units to BN.

(n)	Holdings (2025) LP will subscribe for the Aggregate Capital Share Number of BAM Class A Shares for a subscription price equal to the aggregate principal amount of the Capital Notes it owns, and in full payment and satisfaction of such subscription price and BAM’s obligations under the Capital Notes, BAM’s obligations under the Capital Notes will be set off against Holdings (2025) LP’s obligation to pay such subscription price and the Capital Notes will be cancelled. The aggregate amount to be added by BAM to the stated capital of the BAM Class A Shares so issued will be an amount equal to the aggregate principal amount of the Capital Notes acquired by BAM from Holdings (2025) LP.

(o)	Each BN Subco will subscribe for the Capital Share Number of BAM Class A Shares for a subscription price equal to the aggregate principal amount of the Capital Note it owns, and in full payment and satisfaction of such subscription price and BAM’s obligations under the Capital Note, BAM’s obligations under the Capital Note will be set off against such BN Subco’s obligation to pay such subscription price and the Capital Note will be cancelled. The aggregate amount to be added by BAM to the stated capital of the BAM Class A Shares so issued will be an amount equal to the aggregate principal amount of the Capital Note acquired by BAM from each BN Subco.

Article 4
Shares

4.1	Registers of Holders

(a)	Upon the transfer of the Common Shares pursuant to subsection 3.1(f) of this Plan of Arrangement: (i) the name of each relevant Transferor will be deemed to be removed from the register of holders of Common Shares; (ii) each Transferor will be deemed to be added to the register of holders of BAM Class A Shares as the holder of the number of BAM Class A Shares issued to each such Transferor pursuant to subsection 3.1(f) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof; and (iii) BAM will be deemed to be added to the register of holders of Common Shares as the holder of the number of Common Shares acquired pursuant to subsection 3.1(f) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof.

(b)	Upon the satisfaction of the subscription price of the common shares in the capital of the BN Subco pursuant to subsection 3.1(l) of this Plan of Arrangement, the applicable BN Holdco will be deemed to be added to the register of holders of common shares in the capital of the BN Subco as the holder of the 100 common shares issued to the BN Holdco pursuant to subsection 3.1(l) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof.

(c)	Upon the transfer of the Capital Notes to Holdings (2025) LP pursuant to subsection 3.1(m) of this Plan of Arrangement, BN will be deemed to be added to the register of holders of Class A LP Units as the holder of the number of Class A LP Units issued to BN pursuant to subsection 3.1(m) of this Plan of Arrangement.

(d)	Upon the satisfaction of the subscription price of the BAM Class A Shares by Holdings (2025) LP pursuant to subsection 3.1(n) of this Plan of Arrangement, Holdings (2025) LP will be deemed to be added to the register of holders of BAM Class A Shares as the holder of the number of BAM Class A Shares issued to Holdings (2025) LP pursuant to subsection 3.1(n) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof.

(e)	Upon the satisfaction of the subscription price of the BAM Class A Shares by each BN Subco pursuant to subsection 3.1(o) of this Plan of Arrangement, BN Subco will be deemed to be added to the register of holders of BAM Class A Shares as the holder of the number of BAM Class A Shares issued to such BN Subco pursuant to subsection 3.1(o) of this Plan of Arrangement and will be deemed to be the legal and beneficial owner thereof.

4.2	Deemed Fully Paid and Non-Assessable Shares

All BAM Class A Shares issued pursuant hereto will be deemed to be or have been validly issued and outstanding as fully paid and non-assessable shares or units, as the case may be, for all purposes of the BCBCA.

Article 5
Delivery of Consideration

5.1	Delivery of DRS Statements

No certificates will be issued in respect of BAM Class A Shares issued pursuant to Section 3.1 of this Plan of Arrangement. As soon as practicable following the Effective Time, the Transfer Agent will deliver to each Transferor, each BN Subco and Holdings (2025) LP one or more DRS statements representing BAM Class A Shares to which such Transferor, BN Subco and Holdings (2025) LP is entitled pursuant to the Arrangement.

5.2	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances, except for claims of the transferring or exchanging securityholder to be paid the consideration payable to such securityholder pursuant to the terms of this Plan of Arrangement.

5.3	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall apply to any and all BAM Class A Shares issued prior to the Effective Time or pursuant to this Plan of Arrangement;

(b)	the rights and obligations of BAM, BAM ULC, the Transferors, each BN Subco, Holdings (2025) LP and the Transfer Agent shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any BAM Class A Shares or Common Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 6
Amendments

6.1	Amendments to Plan of Arrangement

(a)	BAM and BN reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be agreed to in writing by each of BAM and BN and filed with the Court, and, if made following the BAM Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by BAM Shareholders and communicated to BAM Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by BAM and BN, may be proposed by BAM and BN at any time prior to or at the BAM Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the BAM Meeting shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the BAM Meeting will be effective only if it is agreed to in writing by each of BAM and BN and, if required by the Court, by some or all of BAM Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by BAM and BN without the approval of or communication to the Court or BAM Shareholders, provided that it concerns a matter which, in the reasonable opinion of BAM and BN is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of BAM Shareholders.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 7
Further Assurances

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to further document or evidence any of the transactions or events set out herein.

Schedule B

bam arrangement resolution

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving, among others, Brookfield Asset Management Ltd. (“BAM”), Brookfield Corporation (“BN”) and Brookfield Asset Management ULC (“BAM ULC”), as more particularly described and set forth in the management proxy circular (the “Circular”) of BAM dated November 1, 2024, as the Arrangement may be modified or amended, and all the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or have been amended (the “Plan of Arrangement”) involving, among others, BAM, BN and BAM ULC, the full text of which is set out in Schedule A of Appendix B to the Circular, is hereby authorized and approved.

3.	The Arrangement Agreement dated October 31, 2024, among BAM, BN and BAM ULC (the “Arrangement Agreement”), and all the transactions contemplated therein, together with the actions of the directors of BAM in approving the Arrangement and the actions of the authorized persons of BAM in executing and delivering the Arrangement Agreement and any amendments thereto, are hereby ratified and approved.

4.	BAM is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, as applicable).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of BAM’s class A limited voting shares and class B limited voting shares or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of BAM are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

6.	Any authorized signatory, officer or director of BAM is hereby authorized and directed for and on behalf of BAM to cause the records in respect of the Arrangement required under Division 5 of Part 9 of the BCBCA to be filed with the registrar giving effect to the Arrangement, including, as applicable, one or more notices of alteration of notices of articles.

7.	Any authorized signatory, officer or director of BAM is hereby authorized and directed for and on behalf of BAM to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Appendix C – Interim order

APPENDIX C

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

DEC 09 2024

ENTERED

No. S-247571
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

AND

BROOKFIELD ASSET MANAGEMENT LTD.

ORDER MADE AFTER APPLICATION
(VARIED INTERIM ORDER)

BEFORE	ASSOCIATE JUDGE HARPER	MONDAY, THE 9th DAY OF DECEMBER 2024

ON THE APPLICATION OF Brookfield Asset Management Ltd. ("**BAM**") for a varied Interim Order under section 291 of the British Columbia *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**BCBCA**"), in connection with an arrangement involving BAM, Brookfield Asset Management ULC and Brookfield Corporation under section 288 of the BCBCA

× without notice coming on for hearing at the Courthouse at 800 Smithe Street, Vancouver, British Columbia on December 9, 2024 and on hearing Andrew Gray, counsel for BAM and upon reading the Notice of Application filed herein and Affidavit #1 of Kathy Sarpash made November 5, 2024 (the "**Sarpash Affidavit**") and Affidavit #2 of Kathy Sarpash made December 4, 2024 (the "**Second Sarpash Affidavit**");

THIS COURT ORDERS that:

1. As used in this Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the draft management information

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circular of BAM (the "**Circular**"), which is attached as Exhibit "A" to the Sarpash Affidavit.

SPECIAL MEETING

2. BAM is authorized and directed to call, hold, and conduct a special meeting (the "**Meeting**") of the holders of class A limited voting shares (the "**class A shares**") and class B limited voting shares (the "**class B shares**") in the capital of BAM (the "**voting shareholders**"), on December 20, 2024 at 10:30 a.m., (Toronto Time) in virtual meeting format, or such other date as may result from postponement or adjournment in accordance with paragraph 20 of this Interim Order.

3. At the Meeting, the voting shareholders will, inter alia, consider, and if deemed advisable, approve an Arrangement Resolution, in the form attached as Appendix A to the Circular, adopting, with or without amendment, the statutory plan of arrangement (the "**Arrangement**") involving BAM as set forth in the plan of arrangement (the "**Plan of Arrangement**"), a copy of which is included as an appendix to the Circular.

4. At the Meeting, BAM will also seek to transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Meeting.

5. The Meeting will be called, held, and conducted in accordance with the Notice of Meeting (the "**Notice**") to be delivered in substantially the form attached to and forming part of the Circular, and in accordance with the applicable provisions of the BCBCA, the terms of this Interim Order, any further Order of this Court, the rulings and directions of the Chairperson of the Meeting, and in accordance with the terms, restrictions and conditions of the articles of BAM, including quorum requirements and all other matters. To the extent of any inconsistency or discrepancy between this Interim Order and the terms of any of the foregoing, this Interim Order will govern.

RECORD DATE

6. The record date for determination of shareholders entitled to vote and to receive the Notice, Circular and the form of voting proxy or voting instruction form, as applicable (together, the "**Meeting Materials**") is the close of business on November 12, 2024 (the "**Record Date**"), or such other date as the directors of BAM may determine in accordance with the articles of BAM, the BCBCA, or as disclosed in the Meeting Materials.

NOTICE OF MEETING

7. The Meeting Materials, with such amendments or additional documents as counsel for BAM may advise are necessary or desirable, and that are not inconsistent with the terms of this Interim Order, will be provided to voting shareholders, as follows:

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(a) BAM will file the Meeting Materials on SEDAR+ as required by National Instrument 51-102 – *Continuous Disclosure Requirements*; and

(b) to the extent that the postal workers strike, commenced November 15, 2024, results in a disruption of mail service (the "**Mail Disruption**"), and to the extent permitted by securities law:

(i) BAM will publish a press release, news release, or newspaper advertisement stating that (A) the Mail Disruption may disrupt delivery of the Meeting Materials by mail; (B) the Meeting Materials are available to be downloaded from BAM's profile on SEDAR+ at www.sedarplus.ca; and (iii) upon request by any shareholder, or intermediary on behalf of any shareholder, which request may be made the Corporate Secretary of BAM at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York, 10281-0221, United States, Telephone: (416) 363-9491, BAM will make available copies of the Meeting Materials by electronic mail or facsimile as requested by the shareholder, or intermediary on behalf of any shareholder, as the case may be;

(c) to the extent the provision of notice is unaffected by the Mail Disruption, to registered voting shareholders at the close of business on the Record Date, at least 21 days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one of more of the follow methods:

(i) by pre-paid ordinary or first-class mail at the addresses of the shareholders as they appear on the books and records of BAM, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the corporate secretary of BAM;

(ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or iii) by facsimile or electronic transmission to any shareholder; and

(b) to the extent the provision of notice is unaffected by the Mail Disruption, to non-registered voting Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("NI 54-101") of the Canadian Securities Administrators.

8. The Meeting Materials will be sent by electronic transmission to each director and the auditor of BAM at his, her, their or its email address as appearing in the records of BAM.

9. Substantial compliance with paragraphs 7 to 8 above will constitute good and sufficient notice of the Meeting and delivery of the Meeting Materials.

C-3

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10. The accidental failure or omission by BAM to give notice of the Meeting or non-receipt of such notice will not constitute a breach of the Interim Order or a defect in the calling of the Meeting and will not invalidate any resolution passed or taken at the Meeting provided that the Meeting meets BAM's quorum requirements.

11. The Meeting Materials are hereby deemed to represent sufficient and adequate disclosure and BAM will not be required to send to the shareholders any other or additional information unless this Court orders otherwise.

DEEMED RECEIPT OF MEETING MATERIALS

12. The Meeting Materials will be deemed, for the purposes of this Interim Order, to have been received by shareholders on the date the Meeting Materials are provided to shareholders in accordance with paragraph 7.

13. Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the shareholders by press release, news release, or newspaper advertisement, in which case such notice will be deemed to have been received at the time of publication, or by notice sent by the most appropriate method of alternative communication as determined by BAM.

PERMITTED ATTENDEES

14. The persons entitled to attend the Meeting will be the voting shareholders or their respective proxyholders, the officers, the directors, the secretary, the assistant secretary, any lawyer for BAM, BAM's auditor, and such other persons who receive the consent of the Chairperson of the Meeting.

QUORUM & VOTING AT THE MEETING

15. The quorum required for the Meeting will be in accordance with the articles of BAM.

16. The only persons permitted to vote on the Arrangement Resolution at the Meeting will be voting shareholders appearing on the records of BAM as of the close of business on the Record Date and their valid proxyholders as described in the Circular and as determined by the Chairperson of the Meeting upon consultation with the Scrutineer (as hereinafter defined) and legal counsel to BAM.

17. The required level of approval on the Arrangement Resolution taken at the Meeting shall be:

C-4

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18. Each holder of a class A shares and the holder of the class B shares will be entitled to one vote for each class A share and class B share, respectively.

19. The terms, restrictions and conditions of the articles of BAM, including quorum requirements and other matters, will apply in respect of the Meeting unless otherwise modified in this Interim Order.

ADJOURNMENT OF MEETING

20. Subject to the terms of the Arrangement Agreement, if BAM deems advisable and notwithstanding the provisions of the BCBCA or the articles of BAM, BAM is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the shareholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be provided to shareholders by press release, news release, or newspaper advertisement, in which case such notice will be deemed to have been received at the time of publication, or by notice sent by the most appropriate method of alternative communication as determined by BAM.

21. The Record Date for shareholders entitled to notice of and to vote at the Meeting will not change in respect of adjournments or postponements of the Meeting without a further order of this Court.

AMENDMENTS

22. BAM is authorized to make such amendments, revisions, or supplements to the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and the Plan of Arrangement as so amended, revised, or supplemented will be the Plan of Arrangement which is submitted to the Meeting, and which will thereby become the subject of the Arrangement Resolution.

SCRUTINEER

23. Representatives of BAM's registrar and transfer agent (or any agent thereof), TSX Trust Company, are authorized to act as scrutineers for the Meeting (the "**Scrutineer**").

PROXY SOLICITATION

24. BAM is authorized to permit voting shareholders to vote by proxy using a form or forms of proxy that comply with the articles of BAM, the provisions of the BCBCA,

C-5

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and the *Securities Act* (British Columbia) relating to the form and content of proxies, and BAM may in its discretion waive generally the time limits for deposit of proxies by shareholders if BAM deems it fair and reasonable to do so.

25. The procedures for the form and use of proxies at the Meeting will be as set out in the Meeting Materials.

DELIVERY OF COURT MATERIALS

26. BAM will include in the Meeting Materials a copy of this Interim Order and a Notice of Hearing of Petition for Final Order (the "**Court Materials**") and will make available to any shareholder requesting same, a copy of each of the Petition herein and the Sarpash Affidavit and the Second Sarpash Affidavit.

27. Delivery of the Court Materials with the Meeting Materials in accordance with this Interim Order will constitute good and sufficient service or delivery of such Court Materials upon all persons who are entitled to receive the Court Materials pursuant to this Interim Order and no other form of service or delivery need be made and no other materials need to be served on or delivered to such persons in respect of these proceedings.

FINAL APPROVAL HEARING

28. Upon the approval, with or without variation, by the shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, BAM may set the Petition down for hearing and apply for an order of this Court: (i) approving the Plan of Arrangement pursuant to section 291(4)(a) of the BCBCA; and (ii) determining that the Arrangement is procedurally and substantively fair and reasonable pursuant to section 291(4)(c) of the BCBCA (collectively, the "**Final Order**"), at 9:45 a.m. (Vancouver Time) on such date as BAM announces by way of press release or on such later date as counsel may be heard, the BAM board of directors may advise or the Court may direct.

30. If the application for the Final Order is adjourned, only those persons who have filed and delivered a Response, in accordance with the preceding paragraph of this Interim Order, need to be served with notice of the adjourned date.

C-6

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31. BAM will not be required to comply with Rules 8-1 and 16-1 of the Supreme Court Civil Rules in relation to the hearing of the Petition for the Final Order approving the Plan of Arrangement, and any materials to be filed by BAM in support of the application for the Final Order may be filed prior to the hearing of the application for the Final Order without further order of this Court.

VARIANCE

32. BAM is at liberty to apply to this Honourable Court to vary the Interim Order or for advice and direction with respect to the Plan of Arrangement or any of the matters related to the Interim Order and BAM need not comply with Rule 8-1 of the Supreme Court Civil Rules in any application to do so.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT

____
Signature of Lawyer for
Brookfield Asset Management Ltd.

Lawyer: Andrew Gray

By the Court

____

Registrar

CHECKED

C-7

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No. S247571 Vancouver Registry IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF PART 9, DIVISION 5, SECTION 291 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, c. 57, AS AMENDED AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF BROOKFIELD ASSET MANAGEMENT LTD. BROOKFIELD ASSET MANAGEMENT LTD. PETITIONER NOTICE OF HEARING TAKE NOTICE that the petition of Brookfield Asset Management Ltd. (the “Petitioner”) dated and filed on November 4, 2024, will be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia on January 30, 2025 at 9:45 am. 1. Date of hearing The petition is unopposed and without notice. 2. Duration of hearing The Petitioner estimates that the hearing will take 15 minutes. 3. Jurisdiction This matter is not within the jurisdiction of a master. Date: December 16, 2024 Signature of lawyer for the Petitioner Andrew Gray C-8

Appendix D – Formal Valuation and Fairness Opinion

Brookfield Asset Management Ltd.
Formal Valuation of Class A Shares of Brookfield Asset Management Ltd. and Common Shares of Brookfield Asset Management ULC and Fairness Opinion of the Arrangement
Privileged & Confidential

KPMG LLP October 31, 2024

© 2024 KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Table of Contents:

1.0	Introduction	D-3

2.0	Terms of KPMG Engagement	D-4

3.0	Independence and Credentials	D-4

4.0	Scope of Review	D-5

5.0	Prior Valuations	D-6

6.0	Restrictions, Assumptions and Limitations	D-6

7.0	Arrangement Overview	D-8

8.0	Company Overview	D-10

9.0	Economic Overview	D-13

10.0	Industry Overview	D-17

11.0	Financial Overview	D-22

12.0	Valuation Analysis	D-31

13.0	Valuation Conclusion	D-51

14.0	Fairness Opinion	D-51

15.0	Fairness Opinion Conclusion	D-55

Privileged & Confidential

October 31, 2024

Governance, Nominating and Compensation Committee of the Board of Directors of Brookfield Asset Management Ltd.

c/o Brookfield Asset Management Ltd.

Brookfield Place

181 Bay Street Suite 100

Toronto, Ontario

M5J 2T3

Attention:	Ms. Olivia Garfield, Chair

Subject:	Formal Valuation of Class A Shares of Brookfield Asset Management Ltd. and Common Shares of Brookfield Asset Management ULC and Fairness Opinion of the Arrangement

1.0	Introduction

KPMG LLP (“KPMG”) has been requested by the Governance, Nominating and Compensation Committee of the Board of Directors (the “GNC Committee”) of Brookfield Asset Management Ltd. (“BAM LTD”) to provide a formal valuation in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of the class A limited voting shares of BAM LTD (the “BAM LTD Class A Shares”) and the common shares of Brookfield Asset Management ULC (“BAM ULC”) (the “BAM ULC Common Shares”) as at a current date which we have taken to be October 31, 2024 (the “Valuation Date”) (the “Formal Valuation”).

We understand the Formal Valuation is required in connection with the intention to exchange 1,194.0 million BAM ULC Common Shares held by Brookfield Corporation (“BN”) and its subsidiaries (the “Shares Received”, or “Subject Shares”) for 1,194.0 million newly issued BAM LTD Class A Shares (the “Shares Given Up”, or the “Consideration”) (the “Arrangement”).

Collectively, the Subject Shares and the Consideration, are referred to herein as the “Exchanged Shares”.

In addition, KPMG has been requested by the GNC Committee to review the terms of the Arrangement and to provide the GNC Committee with an opinion as to the fairness of the Arrangement, from a financial point of view, to the holders of BAM LTD Class A Shares (other than BAM LTD Class A Shares held, directly or indirectly, by an “interested party” within the meaning of MI 61-101 or otherwise required to be excluded under the requirements of MI 61-101) (the “Fairness Opinion”).

We understand that the specific terms and conditions of the Arrangement will be provided in a management information circular of BAM LTD (the “Circular”), to be mailed to holders of BAM LTD Class A Shares. We further understand that the Formal Valuation and Fairness Opinion and/or a summary thereof will be included in the Circular and that the Formal Valuation and Fairness Opinion will be provided to and be relied upon by the board of directors of BAM LTD (the “Board”).

All amounts in this letter are in US dollars, unless otherwise stated.

2.0	Terms of KPMG Engagement

KPMG has been engaged by the GNC Committee to provide the Formal Valuation and Fairness Opinion pursuant to a letter dated September 30, 2024, and executed on October 2, 2024 (the “Engagement Agreement”). KPMG is to be paid a fixed fee for rendering the Formal Valuation and Fairness Opinion and will be reimbursed for its reasonable out-of-pocket expenses to complete the Formal Valuation and Fairness Opinion. KPMG is also being indemnified by the GNC Committee in respect of certain liabilities which may be incurred by KPMG in connection with the provision of its services. No part of KPMG’s fees pursuant to the Engagement Arrangement are contingent in whole or in part on the conclusions reached in the Formal Valuation, the outcome of the Fairness Opinion and/or completion of the Arrangement. KPMG understands that the Formal Valuation and Fairness Opinion are among other factors considered by the GNC Committee in assessing the Arrangement.

3.0	Independence and Credentials

KPMG is one of the world’s largest professional services firms, offering a broad range of services. KPMG’s valuation professionals have significant experience in valuing a broad range of companies for various purposes, including securities law compliance, fairness opinions, solvency opinions, mergers and acquisitions, corporate income tax purposes, and litigation matters, amongst other things. The Formal Valuation and Fairness Opinion expressed herein are the opinions of KPMG as a firm, and the form and content herein have been approved for release by a committee, each member of which is a member of the Canadian Institute of Chartered Business Valuators and experienced in merger, acquisition, divestiture, and valuation matters.

Having regard to the provisions of Section 6.1 of MI 61-101, we confirm that KPMG, including its affiliates and the engagement team (hereafter “KPMG”), is independent. KPMG is not the auditor of BAM LTD, BAM ULC, BN or any of their respective affiliates (collectively, “Brookfield”). KPMG has not advised Brookfield or any other party in connection with the Arrangement. Also, our fees for this engagement are not contingent upon our findings and we do not have any financial interest in the completion of the Arrangement.

In the ordinary course of business, KPMG, including its affiliates, have and continue to perform advisory and tax work for Brookfield. KPMG reviewed its records to determine whether it has entered into engagement agreements with, or has earned fees from Brookfield in the past five years, and provided a disclosure letter to the GNC Committee on September 30, 2024 with respect to its findings. We have determined that KPMG is independent for the purpose of MI 61-101 (and, will continue to be independent throughout the engagement), without any conflict of interest for this engagement and that it has the appropriate qualifications to prepare the Formal Valuation and Fairness Opinion.

4.0	Scope of Review

In connection with preparing the Formal Valuation and Fairness Opinion, KPMG has reviewed and relied upon (where considered appropriate), or undertaken, among other things, the following:

•	BAM ULC and BAM LTD’s audited consolidated financial statements, management’s discussion and analysis and annual information form as at, and for the periods ended December 31, 2022 and December 31, 2023, and BAM ULC and BAM LTD’s unaudited consolidated financial statements as at and for the six month period ended June 30, 2024;

•	Five-year projections for BAM ULC, prepared by Brookfield management (“Management”) as at September 2024 on a consolidated basis and by business segments that has been communicated to its investors and the general public as part of its 2024 Investor Day Presentation on September 10, 2024;

•	Fee-related earnings (“FRE”) allocation by business segments over the five-year projections for BAM ULC as at September 2024, as provided by Management;

•	Organization charts and steps memo outlining details of share and consideration exchanges related to the Arrangement;

•	Detailed organization chart for BAM LTD, BAM ULC and its subsidiaries and affiliates, as at December 31, 2023 and June 30, 2024;

•	Documents relating to share units issued and outstanding for BAM ULC and BAM LTD, including BAM ULC Common Shares held by BAM LTD and BN, and underlying issuances of options by BAM LTD, as at the Valuation Date;

•	Documents related to related party transactions and balances;

•	Documents related to tracking shares continuity and preferred redeemable non-controlling interest as at June 30, 2024;

•	Summary of BAM ULC’s carry eligible new funds as at June 30, 2024;

•	Various supporting financial detail for positions in equity investments held by BAM ULC as at June 30, 2024;

•	Certain additional internal financial, operational, corporate and other information prepared or provided by Management, including internal operating and financial information of BAM ULC and BAM LTD as at June 30, 2024 and preceding historical periods;

•	Materials related to certain equity-based compensation plans of BAM ULC and/or BAM LTD and its subsidiaries;

•	Selected public market trading statistics and relevant financial information of BAM ULC and/or BAM LTD and other public comparable companies;

•	Selected financial statistics and relevant financial information with respect to selected precedent transactions in the alternative asset management industry;

•	Selected relevant reports published by equity research analysts and industry sources regarding BAM ULC and/or BAM LTD and other comparable public companies;

•	General industry and economic information obtained from other sources considered reliable and appropriate in the circumstance;

•	A review of relevant published market data and other public information available to us as related to the industries and economy in which BAM ULC and BAM LTD operates;

•	Independent research concerning the current economic conditions and outlook of the global economy;

•	Economic and financial research and performed such other analyses and investigations as deemed appropriate;

•	A draft of the Arrangement Agreement between BAM LTD and BN dated October 31, 2024 (the “Arrangement Agreement”, outlining the terms of the Arrangement;

•	A draft of the Management Information Circular with respect to the Arrangement; and,

•	Discussions with the GNC Committee, Management, and legal advisors to BAM LTD and the GNC Committee to further our understanding of, amongst other things, the operations, historical results, and future prospects of BAM ULC and BAM LTD.

5.0	Prior Valuations

Each of BAM LTD and BAM ULC has represented to KPMG after due enquiry that there have not been any prior valuations (as defined in MI 61-101) of BAM LTD or BAM ULC or of their respective securities or material assets in the past 24-month period.

6.0	Restrictions, Assumptions and Limitations

The Formal Valuation and Fairness Opinion has been provided for use by the GNC Committee and the board of BAM LTD (the “Board”). As indicated above, the Formal Valuation and Fairness Opinion and/or a summary thereof has also been provided for inclusion in the Circular to be sent to the holders of BAM LTD Class A Shares (the “Shareholders”) in connection with the Arrangement and to the Board, and may not be used by any person or relied upon by any person without the prior express written consent of KPMG. KPMG will assume no responsibility for the losses incurred by BAM LTD, its Shareholders, directors, or any other parties as a result of the circulation, publication, reproduction or use of the Formal Valuation and/or Fairness Opinion contrary to the provisions of this paragraph.

The Fairness Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to BAM LTD. KPMG expresses no opinion with respect to future trading prices of the BAM ULC Common Shares and BAM LTD Class A Shares.

KPMG has relied upon the completeness, accuracy and fair presentation of all the financial and other factual information, data, advice, opinions or representations obtained by it from public sources, obtained by or on behalf of BAM LTD and/or BAM ULC, or otherwise obtained by KPMG, including the representation letter identified below (collectively, the “Information”). The Formal Valuation and Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, KPMG has not attempted to verify independently the completeness, accuracy or fair presentation of any of this Information. In preparing the Formal Valuation and Fairness Opinion, KPMG has made certain assumptions in addition to those noted herein which it considered to be reasonable and appropriate in the circumstances.

BAM LTD has represented to KPMG in a representation letter, among other things, that the Information provided to KPMG in connection with the Formal Valuation and Fairness Opinion was, at the date the Information was provided, complete, true and correct in all material respects and does not omit to state any material fact. Further, BAM LTD has represented that there has been no material change, financial or otherwise, in the financial condition, assets, liabilities, business, operations or prospects of BAM ULC and/or BAM LTD which would reasonably be expected to materially affect the Formal Valuation and Fairness Opinion and that there are not any material contingent liabilities or actions, suits, proceedings or investigations or enquiries pending or threatened against or affecting BAM ULC and/or BAM LTD, which may in any way materially affect the Formal Valuation and Fairness Opinion.

The Formal Valuation and Fairness Opinion are given as of the Valuation Date. KPMG disclaims any undertaking or obligation to advise any person of any changes in any fact or matter affecting the Formal Valuation and Fairness Opinion, which would have been known or expected to be known as of the date hereof, but may come or be brought to KPMG’s attention after such date, or which occurs after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Formal Valuation and Fairness Opinion which would have been known or expected to be known as of the date hereof, but may be brought up to KPMG’s attention after such date, or which occurs after the date hereof, KPMG reserves the right to change, modify, or withdraw the Formal Valuation and Fairness Opinion and disclaims any undertaking or obligation to update the Formal Valuation and Fairness Opinion after such date. Moreover, KPMG reserves the right, but will be under no obligation, to complete any additional analyses that might subsequently be required following the receipt of additional information.

KPMG’s conclusions are rendered, as best as reasonably possible, on the basis of securities markets, economic, financial and general business conditions prevailing as at Valuation Date and the condition and prospects, financial and otherwise, of BAM ULC and/or BAM LTD as they were reflected in the Information and as they have been represented to KPMG through discussions.

In its analyses and in preparing the Formal Valuation and Fairness Opinion, KPMG made various assumptions with respect to industry performance, general business and economic conditions and other matters, which it considered to be reasonable and appropriate in the circumstances, many of which are beyond the control of KPMG and BAM LTD.

No opinion, counsel, or interpretation is intended in matters that require legal or appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

KPMG believes that the Formal Valuation and Fairness Opinion should be considered as a whole and that selecting portions of KPMG’s analysis could create a misleading view of the methodologies and approaches underlying KPMG’s conclusions. The preparation of a Formal Valuation and a Fairness Opinion is a complex process and not necessarily susceptible to a partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

7.0	Arrangement Overview

Following the receipt of all required approvals, including Shareholder and court approval, and the satisfaction or waiver of the other conditions contained in the Arrangement Agreement, the Arrangement is expected to result in BAM LTD owning, directly and indirectly, approximately 100% of BAM ULC by way of an exchange of shares between BN (and certain of its subsidiaries) and BAM LTD on a tax-deferred basis, as detailed below.

As at the Valuation Date, BN and its subsidiaries own or exercise control or direction over approximately 1,194.0 million BAM ULC Common Shares, representing approximately 73.0% of the issued and outstanding shares. BAM LTD currently owns approximately 436.5 million BAM ULC Common Shares, representing approximately 26.7% of the issued and outstanding shares. The remaining BAM ULC Common Shares, representing about 0.3%, are held in BAM ULC Escrowed Stock Plan companies (“ESP Co’s”).

BAM LTD has approximately 421.0 million Class A Shares issued and outstanding to public shareholders, as at the Valuation Date. Furthermore, BAM LTD has 21,280 Class B common shares (the “BAM LTD Class B Shares”) issued and outstanding, which are held in a trust, the beneficial and voting interests of which are held by current and former senior executives and directors of Brookfield (“BAM Partners Trust”).

As part of the Arrangement, BN and its subsidiaries intend to exchange approximately 1,194.0 million BAM ULC Common Shares (representing their collective 73.0% interest in BAM ULC) for an equal number of newly-issued BAM LTD Class A Shares.

After giving effect to the Arrangement, BAM LTD is expected to own, directly and indirectly, approximately 100% of BAM ULC. BN and its subsidiaries are expected to own or exercise control or direction over approximately 1,194.0 million BAM LTD Class A Shares, representing approximately 73.2% of BAM LTD’s issued and outstanding shares. The ownership interest of the current holders of BAM LTD Class A Share after the Arrangement is expected to represent approximately 26.6% of BAM LTD’s issued and outstanding shares.

The below illustrates the simplified organizational structure before and after giving effect to the Arrangement:

Key Terms of Share Classes

We understand that the BAM LTD Class A Shares and BAM LTD Class B Shares have the following attributes:

▪	The share conditions for the BAM LTD Class A Shares and BAM LTD Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority, or in the case of matters that require approval by special resolution, at least two-thirds, of the votes cast by the holders of BAM LTD Class A Shares and by the holders of BAM LTD Class B Shares who vote in respect of the resolution, each voting as a separate class. Holders of BAM LTD Class A Shares are entitled, as a class, to elect one-half of the Board and holders of BAM LTD Class B Shares are entitled, as a class, to elect the other one-half of the Board.

▪	The holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board) and the return of capital on the liquidation, dissolution or winding up of BAM LTD or any other distribution of the assets of the BAM LTD among its shareholders for the purpose of winding up its affairs.

8.0	Company Overview

BAM ULC

Overview

BAM ULC is a leading global alternative asset manager with a proven track record of delivering strong risk-adjusted returns to its clients across market cycles by investing in high-quality assets over a long-term horizon. As at the Valuation Date, BAM ULC manages approximately $1 trillion in assets under management (“AUM”) across sectors such as renewable power & transition, infrastructure, private equity, real estate, and credit. BAM ULC’s earning profile is primarily comprised of management and other fees that are generated on fee-bearing capital (“FBC”) managed on behalf of its underlying funds and entities it manages, and carried interest which is a performance-based fee generated when BAM ULC outperforms a stipulated hurdle rate of return for its underlying funds.

BAM ULC was established in June 2022, with the intention of BN to spin out its asset management business which was completed in December 2022 (the “ULC Spin Off”). The strategic rationale for the ULC Spin Off was primarily to enable public investor access to a pure-play alternative asset management company that is asset light, with strong cash generation and a simple business model .

As part of the ULC Spin Off, BN retained ownership of carried interest generated by funds that were significantly deployed around the time of the ULC Spin Off (“Mature Funds”) while carried interest to be generated by funds deployed thereafter (“New Funds”) is allocated to BAM ULC and BN at 66.67% and 33.33%, respectively. Given the recency of BAM ULC’s establishment, it has limited accrued carried interest, which reflects the nature of the momentum being created with its new funds and limits the portion of performance-based fees expected in BAM ULC’s near-term earnings. It is expected that within three to four years, BAM ULC’s realized carried interest will increase commensurate with fundraising activity for new funds and their underlying fund performance over that period.

BAM ULC’s strategic advantage stems from having stable and predictable funding sources that act as levers for it to scale its platform when opportunities arise. Approximately 87% of BAM ULC’s FBC is backed by perpetual and long-term capital, with a portion placed in closed-end funds with durations of ten to twelve years. Furthermore, BAM ULC manages a sizable amount of capital on behalf of Brookfield publicly-listed affiliates, which provides stability with low redemption risk.

Fundraising Channels

BAM ULC has more than 2,300 clients globally which invest their capital through BAM ULC’s various investment strategies. BAM ULC’s fundraising channels can be categorized as follows:

1)	Institutional – BAM ULC benefits from having large and diverse institutional fundraising capabilities, evidenced by its general partner (“GP”) relationships with thirty-nine of the top fifty largest institutional alternative asset allocators in the world which accounts for approximately 35% of BAM ULC’s annual fundraising over the past five years. BAM ULC’s institutional client base is comprised of sovereign wealth funds, pension plans, endowments, foundations, financial institutions, and family offices.

2)	Public markets – BAM ULC manages permanent capital for its public affiliates (BN, Brookfield Business Partners L.P. (“BBU”), Brookfield Infrastructure Partners L.P. (“BIP”), and Brookfield Renewables Partners L.P. (“BEP”). This unique structure allows BAM ULC to treat the public market as a perpetual capital limited partner (“LP”) while offering investors access to daily liquidity.

3)	Insurance – Insurance companies require long-term capital management solutions that generate required returns on premiums collected and align with the long-duration liabilities inherent in insurance policies. Due to the regulatory nature of the industry, insurance companies require bespoke solutions tailored to their specific needs. BAM ULC is well-positioned to capitalize on this channel given its relationships in the market and experience with Brookfield Wealth Solutions. As at the Valuation Date, BAM ULC manages approximately $88 billion of capital on behalf of Brookfield Wealth Solutions.

4)	Private wealth – This channel encompasses BAM ULC’s relationships with various wealth management platforms and financial advisors who invest on behalf of high-net-worth individuals. This fundraising channel has been significantly expanded since Brookfield’s 2021 acquisition of an interest in Oaktree Capital Management and is viewed as one of BAM ULC’s high growth fundraising channels in the near to medium term.

Product Offering

BAM ULC offers a diverse range of products with more than 50 unique active alternative investment strategies. Historically, its product range widened and evolved based on its clients’ needs, and BAM ULC engages in evaluating new investment strategies on a continuous basis. The existing product portfolio broadly falls into one of three categories, (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies, and (iii) liquid strategies. As at June 30, 2024, approximately 87% of BAM ULC’s FBC was long-term in nature, creating a stable and predictable earnings base.

Principal Strategies

BAM ULC’s products invest across five principal strategies:

1)	Credit and Other ($305 billion AUM / $238 billion FBC) – Provides exposure to credit solutions such as infrastructure debt, real estate debt, asset-based finance, structured solutions, opportunities debt, and other credit products. BAM ULC operates one of the most comprehensive alternative credit platforms globally, which includes a partnership approach represented by its 73% interest in Oaktree Capital Management, L.P (“Oaktree”), one of the premier credit franchises globally with a focus on an opportunistic, value-driven and risk-mitigated investment approaches. In recent years, BAM ULC has also made strategic entries into areas such as music royalties, asset-based lending, and other niche areas through accretive acquisitions (Primary Wave, LCM Partners, Castlelake L.P. etc.) to further broaden its product offering.

2)	Real Estate ($268 billion AUM / $93 billion FBC) – Provides exposure to a diversified real estate portfolio across property sectors. Asset types comprise amongst others housing, hospitality, offices, retail, logistics, and storage. BAM ULC is one of the largest real estate investors with a diversified portfolio in well-established markets.

3)	Infrastructure ($191 billion AUM / $91 billion FBC) – Provides exposure to infrastructure investments that generate stable, inflation-protected cash flows. Underlying asset types include transportation, utilities, data centers and midstream, amongst others. Brookfield is widely regarded as one of the largest and most diversified owner-operators of infrastructure assets globally.

4)	Renewable Power and Transition ($100 billion AUM / $52 billion FBC) – Provides exposure to renewable energy and energy transition assets. BAM ULC is one of the largest global transition platforms and has a leadership position in the market with regards to renewable power and transition assets, with 40 years of track record. As at the Valuation Date, BAM ULC owns 34 gigawatts (“GW”) of operational renewable capacity and has a development pipeline of 200 GW in key sectors such as hydro, solar, wind, and distributed generation and storage.

5)	Private Equity ($131 billion AUM / $40 billion FBC) – Provides exposure to high-quality businesses that offer essential products and services, making them more resilient throughout market cycles. Asset types comprise amongst others financial infrastructure, industrials, infrastructure services, business services, technology services, and healthcare services. BAM ULC has over 20 years of track record pertaining to private equity investments, with a best-in-class global platform.

BAM LTD

BAM LTD was incorporated on July 4, 2022 as part of the ULC Spin Off to form a separate publicly-listed entity that allows public market investors to directly access a pure-play, leading alternative asset management business.

BAM LTD Class A Shares are dual-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BAM” and has a market capitalization of $20.5 billion as at September 30, 2024, based on a closing share price of $47.29 and approximately 433.0 million total diluted shares outstanding (as discussed subsequently in this Valuation which reflects the share settlement of outstanding option liabilities at BAM LTD).

BAM LTD is primarily a holding company, with its primary asset being its investment in BAM ULC (approximately 27% interest). Given the underlying earnings profile of BAM ULC, BAM LTD targets to pay out approximately 90% of its distributable earnings to shareholders quarterly and reinvest the balance back into the business. In addition to BAM LTD’s interest in BAM ULC, its operations and financial position comprise of various other related party transactions and balances, such as:

▪	Under a perpetual agreement (the “Asset Management Services Agreement”), BAM LTD provides services to support BAM ULC on a cost-recovery basis, such as investment management, fundraising, investor relations, and other related activities. BAM LTD also incurs additional marginal costs that are not recovered from BAM ULC, which are necessary to support its operations;

▪	BAM LTD holds a nominal investment in the Class A Preferred Shares in a subsidiary of BAM ULC, specifically Brookfield US Holdings Inc. ("BUSHI"), which are redeemable at the option of the holder and the issuer plus accrued and unpaid dividends, and are non-voting; and,

▪	BAM LTD holds options to acquire additional BAM ULC shares, which are meant to track and mirror certain awards issued to employees of BAM ULC such that the options can be exercised concurrently and at the same exercise price as the underlying awards in BAM ULC. Other equity option programs exist within BAM LTD to similarly mirror the dilution impact of options issued at the BAM ULC level, with the exception of a tranche of equity options in which BAM LTD is solely obligated to settle.

9.0	Economic Overview

BAM ULC, through its various asset strategies and funds, deploys capital globally, with approximately 60% of its AUM concentrated in North America, and the remainder throughout the rest of the world. As a result, macroeconomic factors that impact the global economy, with a specific focus on the U.S., will have an impact on BAM ULC’s operations. Specifically, we note fundraising and capital deployment, are specifically susceptible to macroeconomic factors such as policy interest rates, inflation, and the growth in Gross Domestic Product (“GDP”).

Policy interest rates impact asset managers as they dictate cost of funding and determine liquidity in the market, as well as an ability to deploy capital through various market cycles. Further, asset valuations are correlated to policy interest rates which influences an asset manager’s portfolio performance.

High inflation diminishes the purchasing power of currency, prompting a reevaluation of asset allocation strategies as investors seek to hedge against rising costs. This trend has been particularly evident in recent years, where policymakers have adjusted interest rates to mitigate inflationary pressures. Further, a period of high inflation could result in a sector rotation, as investors shift from growth investments to assets that are hedged against inflation such as infrastructure assets.

A growing GDP typically indicates a healthy economy which boosts investor confidence, increasing inflows to asset managers as investors seek to capitalize on growth opportunities. Further, economic forecasts are commonly used to determine the asset allocation of pension funds and endowments, where an optimistic economic outlook could increase the allocation towards equities and alternative investments.

The following section provides specific commentary on the above-mentioned macroeconomic indicators based on information obtained from the Economic Intelligence Unit (the “EIU”).

Historical Macroeconomic Trends in the U.S.

Given the volatility in macroeconomic factors in recent years, it is important to understand the trends in key variables, and how these are expected to change on a go forward basis due to shifts in economic conditions.

The following graph illustrates the alignment of the historical and projected movements of the U.S. policy interest rate and real GDP growth from 2018 to 2023, and the forecast for the remaining full year 2024 to 2028.

Source: Economist Intelligence Unit

The historical period covering 2018 to the Valuation Date reflected significant economic shifts in the US economy, which was impacted by market volatility, extraordinary events and central bank policy responses. We highlight that the U.S. policy interest rate and real GDP growth moved in response to global events such as the COVID-19 pandemic (the “Pandemic”), the subsequent recovery and increased deal activity, along with efforts to efforts to manage inflation through interest rate policies. We detail each major cycle below:

▪	After a period of monetary policy tightening aimed at controlling economic growth and inflation, the policy interest rate trended at 1.63% in 2019. Real GDP growth had reached 2.5% by 2019, which was reflective of record unemployment, continuous consumer spending and growing business investment.

▪	The emergence of the Pandemic in 2020 led to rippling effects across the U.S. and global economy. Real GDP contracted by 2.2% due to widespread lockdowns and government mandated protocols, leading to a significant disruption in commercial activity and supply chains. In response, the policy interest rate sharply decreased to 0.13% as part of drastic measures enacted to stimulate economic activity.

▪	Policy interest rates remained at 0.13% in 2021 as part of further monetary easing. The ensuing low cost of borrowing, combined with government stimulus programs and pent-up consumer demands fueled a significant recovery in the economy, boosting real GDP growth to 5.8%. The low interest rate environment also stimulated a sharp increase in capital markets and deal activity, as businesses and corporations took advantage of favorable financing conditions.

▪	As the U.S. and global economy entered into the later stages of the recovery from the Pandemic in 2022 to 2023, supply chain bottlenecks, rising commodity prices and labour shortages created significant concerns over rapid inflation (which for the most part materialized). To counteract these inflationary pressures, more restrictive monetary policy was enacted, raising the policy interest rate to 4.38% in 2022 and further to.5.38% in 2023. The higher cost of borrowing slightly tempered business investment and consumer spending, as real GDP growth declined to 1.9% in 2022, before increasing to 2.5% as certain sectors (such as technology and leisure and entertainment etc.) sustained moderate to high growth.

▪	Starting in 2024 and beyond, the U.S. economy is expected to stabilize as inflationary pressures ease and monetary policy normalizes. Refer to the following sections where policy interest rates and real GDP growth expectations are discussed in more detail. Similarly, evolving geopolitical tensions are discussed below in more detail which could pose challenges to the economic outlook over the near-term.

We note that the most recent period of elevated interest rates and mounting inflation leading up to the Valuation Date has adversely impacted the alternative asset management industry, due to increased borrowing costs, lower investor appetite for alternative assets and lower market liquidity in general. These trends and their specific impact to the sector are examined in greater detail in the subsequent sections below and in Section 10 – Industry Overview.

Interest Rates and Other Monetary Measures

In 2024, North American economies continued to experience a decrease in inflation from the heights observed in 2022, in large part, due to monetary policy actions of the Federal Reserve (the "Fed") and other central banks where interest rates were raised in recent years to curb inflation.

The percentage change in the Consumer Price Index (“CPI”) for North America year-over-year is forecasted to decrease from 4.1% in 2023 to 2.9% in 2024. In the second half of 2024, the focus of the Fed shifted towards preventing further labour market deterioration as progress in reducing inflation showed signs of stabilization. Consequently, the Fed lowered the target range for the federal funds rate by 50 bps on September 18, 2024, to a range of 4.75% to 5.00%. For the remainder of 2024, the EIU expects up to two more rate cuts of 25 bps, in November and December, respectively. Looking ahead, the EIU projects the policy rate in the U.S. to return to a neutral level, around 3.1%, by the end of 2026. This neutral rate is expected to be higher than past levels, indicating new inherent inflationary pressures due to demographic changes and modifications to global supply chains.

As summarized in the table below, other major economies around the world showed similar trends throughout 2023 and 2024, with inflation and interest rates projected by the EIU to decrease throughout the coming years. For alternative asset managers, these trends are expected to provide tailwinds, as cost of funding reduces, liquidity broadly increases, and asset valuations may benefit from lower discount rates. This activity is expected to spur capital flows, which improves conditions for capital raising and deployment, and is a key driver of FRE.

Geopolitical Risks

2024 is a year with significant national elections that have either already taken place, such as in India, the EU, France, and the UK, or will occur later in the year, such as in the U.S. Upcoming elections result in uncertainty pertaining to future political policy choices and regulations impacting the outlook for select industries, and consequently oftentimes, delay investor decisions.

The continued conflicts in Ukraine and the Middle East may cause further disruptions to shipping and supply chain. Maritime shipping routes may be heavily impacted, with the implications spilling into energy prices and higher commodity prices as supply chains are disrupted. Furthermore, an escalation of the war may also draw in external powers, potentially increasing tension between the U.S and China and Russia.

For alternative asset managers, the above geopolitical risks are relevant as they influence investor confidence, increase broad based volatility, and may reduce liquidity in the market if risks persist for longer periods of time. Further, the realization of returns on private investments is exposed to risk if operational and financial results of underlying fund investments are negatively impacted by geopolitical events and shifts in political policies.

Economic Growth

As per the EIU, the real GDP is expected to grow by 2.3% in North America by the end of 2024, primarily driven by robust job creation and strong household finances in the first half of 2024. Looking ahead, the EIU forecasts a deceleration of the real GDP growth rate in 2025 to 1.4%, driven by a tightening labour market and weakening consumer spending.

The outlook on real GDP is expected to be relatively muted in Europe, with moderate growth of 1.3% projected for 2024, and forecasted growth being approximately 10 to 20 bps lower in the medium-term compared to forecasts for North America. The lower relative growth of the European region is attributed to lower expectation of exports and investments, despite a return to lower interest rates and inflation. It further reflects the uncertainty regarding the U.S. trade policy under a potential Trump administration, with countries such as Germany being heavily exposed to U.S. tariffs.

The Asia-Pacific (“APAC”) region, similar to the European region, is exposed to uncertainty around U.S. tariffs under a potential Trump administration. However, APAC is expected to lead global real GDP growth, driven by China’s stimulus measures announced in September 2024, aimed at stabilizing asset prices and breaking a deflationary cycle. The stabilization of asset prices is significant as consumer spending in China is found to be highly linked to personal asset wealth and less to level of wages. India is expected to remain one of the fastest growing economies within the APAC region, driven by public investments and growth in the services sector. Lastly, the growth outlook for South-east Asian countries, that are heavily dependent on trade, remains optimistic.

The Middle East is expected to experience real GDP growth of 3.1% by 2028, however, in 2024 growth is forecasted to be at a relatively lower level of 1.7%, respectively. Medium-term growth is expected to increase as oil output is expected to rise following a gradual easement of oil capacity constraints in 2025 by Organization of the Petroleum Exporting (“OPEC”) countries. Countries in Europe are expected to decrease their energy reliance on Russia as the war in Ukraine persists and will look towards the Middle Eastern countries to supplement their energy needs. Furthermore, private consumption is expected to increase as currencies pegged to the U.S dollar will benefit from the policy interest rate cuts by the Fed. Nonetheless, geopolitical risks are high within the Middle East and may impact real GDP growth.

Based on the observed GDP trends, North America and Europe can be expected to remain key markets for alternative asset managers given their relatively higher stability, economically and geopolitically. Notably, APAC and the Middle East present higher growth potential, albeit with increased geopolitical risks that might dampen investor confidence, especially in the Middle East.

10.0	Industry Overview

Alternative Asset Manager Market Overview

Alternative assets represent asset classes that are outside of conventional investments such as stocks, bonds, and cash. These investments are less liquid in nature and require longer investment durations to realized attractive risk-adjusted returns. Moreover, the illiquidity of these assets typically results in a lower correlation with conventional asset classes and provides diversification opportunities for investors over a long-term horizon. Some notable alternative investments include private equity, hedge funds, venture capital, private debt, real estate, infrastructures, etc.

Alternative asset managers are specialized investment firms that invest in and manage alternative assets on behalf of institutional investors and retail clients. These managers employ various strategies with the goal of generating outsized returns over the investment period. Once capital is deployed, the managers typically earn management fees from LPs which serves as a source of recurring and stable cash flows throughout market cycles. Furthermore, to align the managers’ interests with their LPs and to maximize returns, a performance-based compensation model is often in place that ties the managers’ earnings directly to the funds’ performance. In the following, we discuss the specific trends observed around investment returns, fundraising, AUM growth, and capital deployment opportunities.

Historical Fundraising and Outlook

From 2018 to 2023, the global private capital market raised funds in the range of $1.0 trillion to $1.5 billion annually, according to Preqin, a leading provider and analyst of information specific to the alternative asset management industry. Fundraising is typically impacted by various factors including but not limited to interest rates, market conditions and volatility, investor sentiment, and geopolitics. Notably, we observed that interest rates have emerged as a key factor over the past several years.

As illustrated in the chart below, the pace of fundraising exhibits a lag in response to the interest rate environment. Specifically, global private capital fundraising decreased by 5.3% in 2020 as economic growth came to a halt due to the COVID-19 pandemic. The sharp reduction in interest rates in 2020 led to a record-breaking $1.5 trillion raised in 2021. However, the unprecedented rise in interest rates started in 2022 to combat inflation resulted in volatility and pullbacks in the stock market and caused many LPs to be overexposed to private markets relative to their target allocation. As a result, annual fundraising observed a 5.2% and 15.8% decline in 2022 and 2023, respectively.

Despite the above headwinds, the expectation of a steady decline in interest rates to normalized levels over the near-term will likely improve liquidity conditions and potentially accelerate fundraising activity. Preqin forecasts global private capital fundraising to grow at a compounded annual growth rate (“CAGR”) of 5.1% from $1.2 trillion in 2023 to $1.5 trillion in 2029.

Source: EIU, Preqin, September 2024

Historical Alternative Assets AUM Growth and Outlook

As illustrated in the chart below, global alternative assets’ AUM is estimated to grow from $9.8 trillion in 2018 to $18.2 trillion in 2024, at a CAGR of 10.9%. Annual growth rates during this period were in the range of 3.2% to 21.8%. The peak growth rate of 21.8% corresponds to 2021, a year characterized by an unprecedented low interest rate environment and an abundance of liquidity. Conversely, the low growth rate of 3.2% is associated with 2022, which experienced a rapidly rising interest rate environment coupled with significant market volatility, consistent with our observations on fundraising volume and interest rate discussed above.

In comparison, key players in the U.S. alternative asset management industry, comprised of BAM LTD and other comparable companies discussed in the following section, achieved annual FBC growth rate averaging between 12.6% and 35.8% during the same period. We observed the U.S. alternative asset managers outpaced global alternative assets AUM growth by a multiple in the range of 1.1x to 6.4x, or an average of 2.6x. Notably, this trend has intensified in recent years, as evidenced by the increase in the average multiple from 1.7x prior to 2020 to 3.3x post-2020. This trend aligns with our observations that investors increasingly favor the largest fund managers who have demonstrated strong performance across various market cycles, as well as the availability of diverse product offerings in asset classes such as buyout, infrastructure, and private debt.

Looking ahead, Preqin is projecting global alternative asset AUM will grow at a CAGR of 10.0% from 2024 to 2029. If the aforementioned relationship continues to hold true, applying the observed growth multiples of approximately 1.5x to 3.0x to the global alternative asset AUM growth rate would imply a CAGR of 15% to 30% for the large U.S. alternative asset manager over the same period.

Source: Preqin, September 2024

Alternative Assets Returns and Outlook

Alternative assets have consistently generated attractive returns in the mid-teens in recent years. In North America, private capital achieved an internal rate of return (“IRR”) of 13.7% from 2017 to 2023, according to data from Preqin. Over the same period, private capital in Europe and the APAC regions delivered IRRs of 11.6% and 11.5%, respectively.

The higher returns of alternative assets as compared to stocks and bonds during a period of market volatility have contributed to their increasing popularity among LPs and retail investors. Furthermore, various asset classes within private capital (i.e. private equity, private debt, real estate, infrastructure, venture capital, etc.) demonstrated the ability to generate IRRs in the range of 7.0% to 16.4% over the same historical period. This wide range of risk-adjusted returns provides LPs with additional flexibility and options for diversification. Given attractive historical returns, LPs consider private market funds to be an essential asset class in their portfolios to achieve the targeted required returns. Going forward, Preqin projects an IRR of 12.9% and 12.2% North American and European private capital, respectively, from 2023 to 2029.

In the following sections, we summarized key trends observed for specific private capital asset classes.

Private Equity

Private equity is one of the largest asset strategies and is expected to maintain this position in the near future. In recent years, the performance of private equity investments has been muted due to a challenging macroeconomic environment characterized by high interest rates, cost inflation, and recession concerns. These factors resulted in a decline in exit multiples and greater emphasis on revenue growth and margin expansion. Furthermore, asset managers have opted to hold investments for longer rather than exit in a “buyers’ market” at lower returns, leading to reduced deal activity. However, with anticipated interest rate reductions, private equity deal activity is expected to increase in 2025. According to Preqin, the private equity sector achieved an IRR of 15.5% from 2017 to 2023 and is forecasted to generate a slightly lower IRR of 13.4% from 2023 to 2029.

Renewable Power & Transition

The private market for renewable power and energy transition assets is benefitting from decarbonization goals set by both governments and corporations. To achieve these goals, governments and corporates across the globe are expected to make substantial investments in renewable power over the coming years. In recent years, governments have introduced policies to encourage investments in renewable energy, such as the Inflation Reduction Act enacted by the U.S. government in 2022 and the European Green Deal initiated by the EU in 2020. Additionally, the demand for renewable power assets is being driven by electrification trends, which create a high need for low-cost energy solutions, particularly in sectors like artificial intelligence and data centers.

Infrastructure

Infrastructure investments are characterized by stable cash flows that are often contracted and inflation-indexed. Future growth is expected to be driven by significant capital requirements for maintenance and modernization of legacy infrastructure in the U.S. and in Europe over the medium to long-term. Concurrently, trends such as deglobalization, decarbonization, and digitization are creating additional investment needs for greenfield infrastructure developments, such as data centers. Furthermore, the demand for private capital investment in infrastructure is expected to rise due to the scarcity of government funding. Based on Preqin, the infrastructure sector (inclusive of renewable) achieved an IRR of 9.2% from 2017 to 2023 and is forecasted to generate an IRR of 10.9% from 2023 to 2029.

Real Estate

The real estate segment has been impacted by lasting effects of the COVID-19 pandemic resulting in behavioral changes such as lower office attendance, migration from urban to rural areas, and increased online shopping. Such trends reduced the demand for commercial real estate and are expected to prevail over the near-term. In addition, and as observed for other asset strategies, the market for real estate assets was negatively impacted by the high interest rate environment, weighing on valuations and deal activity. This presents opportunities for sophisticated investors with a long-term perspective to acquire high quality-assets. From 2017 to 2023, the real estate sector generated an IRR of 7.0% according to Preqin and is projected to recover in the medium term, with an expected IRR of 9.3% from 2023 to 2029.

Private Credit

Private credit is one of the fastest growing sectors and has outperformed other private market asset strategies in terms of fundraising, AUM growth, and investment performance in 2023. The growth is primarily driven by a shift from traditional bank lending to nonbank entities, as banks retreat from leveraged lending due to regulatory pressures and competition. Furthermore, the risk-return profile is relatively more attractive in the higher interest environment and in times of economic uncertainties whereby investors are attracted by the payment priority of debt holders over equity holders. Going forward, the asset strategy is expected to see significant growth as GPs are extending their lending activities into asset-based lending, consumer credit, equipment leasing and other tangible and intangible asset types, which are currently still mostly financed by banks. According to Preqin, the private credit sector achieved an IRR of 8.1% from 2017 to 2023 and is forecasted to generate a higher IRR of 12.0% from 2023 to 2029.

Summary of Key Industry Value Drivers

Considering the current market conditions and industry dynamics, the primary attributes that allow larger alternative asset managers to capture a greater share of future industry growth are mainly tied to the following distinguishing factors:

▪	Scale Positions Favorably: The ability to leverage scale allows alternative asset managers to effectively engage in future growth, particularly in light of fundraising trends and concentration of LPs to the largest GPs;

▪	Diversification: A diversified portfolio of fund offerings and strategies enables alternative asset managers to capitalize on sector momentum while limiting exposure to specific asset classes that may be sensitive to certain macroeconomic conditions;

▪	Sector Leadership: Holding a leadership position in certain asset strategies that are favored by the market under certain economic conditions, or seen to have significant tailwinds, often allow for outsized growth relative to peers; and,

▪	Proven Track Record: A history of successful capital deployment in acquiring quality assets and delivering excess returns across various market cycles is essential for establishing credibility, retaining existing LPs, and attracting future investments.

11.0	Financial Overview

BAM ULC

Financial Position

A summary of BAM ULC’s audited financial position as at December 31, 2022 and December 31, 2023, as well as the unaudited financial position as at June 30, 2024 are presented in the table below.

Based on our review of BAM ULC’s financial position, we noted the following:

▪	Non-cash net working capital was $20 million as at June 30, 2024, and was predominantly comprised of management fees earned but not collected, accrued bonus compensation, performance and cash-settled share-based compensation, and various due to and from affiliates related to cost sharing and related party arrangements.

▪	Cash and cash equivalents decreased from $2.7 billion as at December 31, 2023 to $1.9 billion as at June 30, 2024. The decline was primarily driven by the acquisition of the incremental ownership interest in Oaktree, the timing of settlement of annual bonuses, and an add-on investment in a complementary strategy. The decline was partially offset by the repayment of a bridge facility made to an affiliate, and the reimbursement of fund expenses;

▪	Investments increased from $7.5 billion as at December 31, 2023 to $8.3 billion as at June 30, 2024 and are primarily comprised of BAM ULC’s approximate 15% limited partnership interest in Brookfield Strategic Real Estate Partners III (“BSREP III”), its approximate 73% equity interest in Oaktree, and various other equity interests in investments and accumulated unrealized carried interest in BAM ULC’s funds. The increase in book value over the six-month period was primarily the result of BAM ULC’s acquisition of an incremental ownership interest in Oaktree of approximately 4.5%, and net unrealized carried interest earned on funds, partially offset by a decrease in unrealized carried interest on certain Mature Funds during the period;

▪	Preferred shares redeemable non-controlling interest was $2.2 billion as at June 30, 2024, which reflects a marginal increase since December 31, 2023. As part of the ULC Spin Off, subsidiaries of BAM ULC issued preferred tracking shares to BN which are entitled to quarterly dividends when declared and redeemable at the option of the issuer (whose board is controlled by BN) and when a redemption triggering event has occurred. As net carried interest generated on Mature Funds is all attributable to BN, this balance primarily represents the accumulated unrealized carried interest, net of carried interest allocation expense and taxes on Mature Funds owing to BN.

▪	Non-controlling interest in BAM ULC increased from $173 million as at December 31, 2023 to $244 million as at June 30, 2024, and reflects the carried interest generated by new funds that is attributable to BN (33.33%).

Historical Results

The table below sets out a summary of BAM ULC’s audited financial results for the twelve-months period ended December 31, 2022 and December 31, 2023, as well as the unaudited financial results for the trailing-twelve-months (“TTM”) period ended June 30, 2024. We note that the below presents non-GAAP financial measures which BAM ULC utilizes to monitor its operations. A full reconciliation of the non-GAAP financial measures to the financial results reported according to U.S. GAAP are part of BAM ULC’s publicly-filed financial statements.

The key non-GAAP industry standard metric for alternative asset managers is fee-related earnings (previously defined as “FRE”), which reflects the net management fees generated by an asset manager on its FBC. FRE is a stable stream of cash flows related to asset management activity, excluding net carried interest. BAM ULC earns fee revenues from base management and advisory fees, net of costs (“Net Management Fees”), as well as contractual incentive distribution rights (“IDRs”) and performance fees from affiliated entities. IDRs are distributions earned from BEP and BIP for exceeding predetermined return hurdles. Performance fees are generated when BAM ULC exceeds predetermined investment returns within BBU and on certain liquid strategy portfolios, and are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold. To determine FRE, direct costs associated with earning those fees such as employee compensation, professional fees, technology costs and other shared services costs are deducted from total fee revenue.

Reported separately from FRE is net carried interest, which reflects the performance-based returns of an alternative asset manager and is generated when an asset manager outperforms a hurdle rate of return for the underlying funds that it manages. Carried interest is a high-risk, high-reward stream of cash flows that is subject to higher degrees of volatility and is generally viewed as riskier than FRE. It is typically paid toward the harvest period of a fund, when investments are being sold and capital has been returned to investors. It may also be subject to claw back provisions until all investments have been realized and minimum investment returns are adequately secured.

Based on our review of BAM ULC’s financial results, we noted the following:

▪	Total fee revenues grew by 8.2% from $4.0 billion in 2022 to $4.4 billion in 2023. For the TTM period as at June 30, 2024, total fee revenues were $4.5 billion. Around 90% of total fee revenues are earned from base management fees, while IDRs historically reflected approximately 8% to 9% of total fee revenues and the remainder is earned through transaction and advisory fees;

▪	Growth in total fee revenues in 2023 was primarily driven by base management fees (+9.3%) earned from fundraising for BAM ULC’s latest infrastructure, real estate and private equity flagship funds and incremental fees earned from capital deployment across BAM ULC’s opportunistic credit funds. In the first six months of 2024, growth in base management fees was predominantly attributable to incremental fees from BAM ULC’s credit platform and Brookfield Wealth Solutions’ acquisition of the remaining outstanding shares of American Equity Investment Life Holding Company (“AEL”), which resulted in increased FBC for BAM ULC;

▪	IDRs increased in 2023 (+12.8%) as well as the first six months of 2024, driven by an increase in BEP and BIP’s quarterly dividend over the prior period of 5% and 6%, respectively;

▪	The increase in total fee revenues in the first six months of 2024 was partially offset by lower fees from BAM ULC’s public affiliates that were subject to decreases in average market capitalizations and therefore reduced long-term perpetual FBC;

▪	Direct costs increased due to BAM ULC’s expansion of its asset management business and higher equity-based compensation, which resulted in a slight compression of FRE margin at share from 58.0% in 2022 to 56.3% in 2023 and 56.0% for the TTM period as at June 30, 2024;

▪	FRE is closely correlated to underlying FBC. We note that BAM ULC’s FBC increased from $418 billion as at December 31, 2022, to $457 billion as at December 31, 2023 and to $514 billion as at June 30, 2024. Growth was primarily driven by credit and other investment strategies; and,

▪	As discussed above, net carried interest allocated to BAM ULC has been nominal historically as net carried interest generated by Mature Funds is fully attributable to BN.

Projections

In performing our Formal Valuation, we have utilized the five-year projections prepared by Management as of September 2024, which reflect Management’s most recent outlook for BAM ULC that has been communicated to its investors and the general public as part of its 2024 Investor Day Presentation on September 10, 2024.

We discuss the key assumptions and drivers inherent in the projections below:

FBC

BAM ULC is projecting to grow its FBC from $514 billion in 2024 to $1.1 trillion by 2029, at a CAGR of 16%. The key drivers for FBC growth over the projection period are summarized below:

Fundraising Source

▪	BAM ULC benefits from a diverse range of fundraising sources including, institutional investors, insurance businesses, private wealth businesses, and publicly traded affiliates. These fundraising channels provide a steady source of capital that underpins BAM ULC’s FBC growth over the discrete forecast period.

▪	Institutional investors remain a key growth area for BAM ULC. Specifically, BAM ULC services thirty-nine of the top fifty institutional alternative allocators globally and has dedicated client teams specializing in middle-market institutions, family offices, and third-party insurers. BAM ULC’s extensive relationship with a diverse range of institutional investors coupled with product offerings that span across various asset strategies allow the BAM ULC to capture the increasing demand from limited partners for alternative asset allocations, consistent with our understanding of the industry trends.

▪	Brookfield Wealth Solutions is projected to underwrite $15 billion of new policies on an annual basis which will provide a secure source of capital to BAM ULC with limited incremental fundraising efforts required. Furthermore, BAM ULC offers a suite of products, including private credit vehicles, asset-backed and specialty finance product, designed for third-party insurance companies to support the growing demand for long-duration, high quality assets that support policyholder obligations.

▪	Private wealth represents a relatively new fundraising channel that has been gaining momentum given the increased retail demand for alternative asset exposure. Going forward, Management expects the introduction of tailored products for the private wealth channel will continue to drive significant growth.

▪	A substantial portion of BAM ULC’s fundraising is supported by its publicly listed affiliates. These affiliates act as perpetual capital vehicles to BAM ULC and provide stable and long-term funding source with limited redemption risks.

▪	As discussed in the Industry Overview, the global alternative asset AUM is projected to grow at a CAGR of 10.0% from 2024 to 2029. Specifically, market leader in the industry historically achieved growth at a multiple of 1.5x to 3.0x to the global industry, with recent trends towards the higher end of the multiple. As such, it appears that BAM ULC’s projected FBC growth at a CAGR of 16% is in line with broader market expectations.

▪	We note however, that while fundraising has been fairly robust, there remains a risk, particularly if alternative assets fall out of favor due to macroeconomic shifts. Any decline or shift in demand for alternative assets could adversely impact the growth trajectory of FBC over the projection period and into perpetuity.

Asset Strategy FBC

▪	Credit FBC is forecasted to grow from $238 billion in 2024 to $590 billion in 2029, or at a CAGR of 20%, which represents the highest growth rate amongst BAM ULC’s five asset strategies. Generally, private credit is expected to be one of the fastest growing alternative asset strategies, driven by an expansion of private lending activities into areas that were historically predominantly served by banks, and opportunities in structured financing, infrastructure debt, and real estate debt markets. BAM ULC’s partnership model with Oaktree provides the scale and capability to deploy large amounts of private credit capital.

▪	Real estate FBC is forecasted to grow from $93 billion in 2024 to approximately $140 billion by 2029, or at a CAGR of 9%, which represents the lowest growth rate amongst BAM ULC’s five asset strategies. As the market for real estate assets experienced softness in recent years, BAM will be able to acquire high-quality assets at attractive valuations, particularly in multifamily housing and office-to-residential conversions, by leveraging its industry knowledge and know-how.

▪	Infrastructure FBC is forecasted to grow from $91 billion in 2024 to $160 billion by 2029, or at a CAGR of 12%. The growth projected for BAM ULC is supported by general market trends for the asset strategy, such as significant private capital requirements for legacy infrastructure in the U.S. and in Europe, as well as for new infrastructure developments globally. BAM ULC owns a leadership position in the market for infrastructure investments, and manages a wide range of high-quality assets in key infrastructure sectors that generate stable and inflation-protected cash flows over the long term. Known for its flagship infrastructure fund, BIF, BAM ULC is perceived to be a sophisticated partner for infrastructure projects and therefore well positioned to further grow its infrastructure FBC.

▪	Renewable FBC is forecasted to grow from $52 billion in 2024 to approximately $110 billion by 2029, or at a CAGR of 16%. The growth is primarily driven by global trends such as decarbonization and energy transition initiatives, electrification and digitization trends, as well as increased demand for low-cost energy solutions. Specifically, corporate off-takers are expected to lead the demand for decarbonization solutions, in which BAM ULC is well-positioned to capitalized on the trend given its demonstrated ability to effectively execute large-scale development projects. We highlight that BAM ULC recently announced its first closing of $10 billion for Brookfield Global Transition Fund II (“BGTF II”) in February 2024, further illustrating investors demand for the asset class.

▪	Private equity FBC is forecasted to increase from $40 billion to approximately $90 billion, or at a CAGR of 16%. Overall, growth in private equity is expected to be driven by an expected recovery in transaction activity in light of a lower and more favorable interest rate environment. BAM ULC is expecting to attract a continuous inflow of capital from investors to this asset strategy, as it positions itself as a best-in-class global platform known for investments in high-quality businesses that provide essential products and services that are resilient through market cycle. Within its flagship funds, BAM ULC was able to generate oversized returns historically (27% gross IRR over 25 years).

▪	While BAM ULC’s projected growth trajectory is supported for each asset strategy by expected market trends, we note that unexpected changes in the macroeconomic and industry environment could put the achievability of the projections at risk. Further, regulatory delays could dampen the quantum of renewable investments, policy changes may impact the requirement for private capital for infrastructure projects, and, while a lower interest rate environment is viewed to be beneficial for the majority of asset strategies, the attractiveness of private credit solutions might be somewhat reduced.

Overall, we note that the growth pattern projected for FBC is generally aligned with industry expectations as previously discussed. Further, we note that the projected FBC growth from 2024 to 2029 is relatively aligned with historical FBC growth rates observed for BAM ULC. Specifically, the projected CAGR of 16% compares to a realized CAGR of 17% for the period from 2020 to 2024, despite the discussed industry headwinds during that period of time.

FRE

BAM ULC is forecasting stable FRE growth over the projection period, increasing from $2.3 billion in 2024 to $5.0 billion by 2029, at a CAGR of 17%. FRE growth is primarily driven by the projected increase in FBC as discussed previously. Notably, the CAGR for FRE from 2024 to 2029 at 17% is slightly higher than the CAGR for FBC at 16%, over the same period. The above trend is underpinned by BAM ULC’s expectation to expand its FRE margin from 56% in 2024 to 60% by 2029 through economies of scale. Particularly, BAM ULC aims to optimize its operating leverage while growing its management fee stream through fundraising and capital deployment.

Net Carried Interest

BAM ULC is expected to experience significant growth in its net carried interest realized over the projection period, increasing from $10 million in 2024 to $850 billion by 2029, at a CAGR of over 140%. We found the high growth trajectory is reflective of the current structure of BAM ULC, where the business is only allocated 66.67% of net carried interest on New Funds, such that the existing carry position at the Valuation Date is relatively nominal and the realization of the carry needs time to be established.

We understand the key assumptions in Management’s projections for net carried interest over the projection period relate to i) the size; ii) the return profile and asset appreciation rate, based on predetermined target hurdle rates; and iii) the life or exit timeline of the underlying carry eligible funds, grouped by type of strategy. These underlying key assumptions are used as the framework to model the ensuing capital that is deployed, and the net returns that are generated, realized and repatriated to investors or retained by BAM ULC as part of the waterfall mechanics of the distribution structure.

The growth outlook for net realized carry is supported by BAM ULC’s ability to draw into a continuous stream of fundraising activities, increased liquidity due to expected interest rate cuts and rising capital allocations to alternative assets and the largest alterative asset managers. A critical driver for BAM ULC's future carried interest is the ability to successfully execute on the monetization of investments from its New Funds. As more of these funds enter their distribution phases, BAM ULC will begin to realize carried interest on profitable exits. However, despite the favorable base plan, future carry remains subject to broader market conditions and asset-specific performance, with potential risks if macroeconomic trends shift unexpectedly. Given that BAM ULC is only entitled to net carried interest on New Funds, there may be additional time value risk as New Funds may require a longer time period to exit.

BAM LTD

Financial Position

A summary of BAM LTD’s audited financial position as at December 31, 2022 and December 31, 2023, as well as the unaudited financial position as at June 30, 2024 are presented in the table below.

Based on our review of BAM LTD’s financial position, we noted the following:

▪	BAM LTD is primarily a holding entity with its most significant asset being its investment in BAM ULC of $3.3 billion as at June 30, 2024, which also includes a $46 million investment in the Class A Preferred Shares of BUSHI;

▪	The remaining assets of $855 million as at June 30, 2024 include cash and cash equivalents, due from affiliates and other assets. Due from affiliates are predominantly receivables related to share and cash-based compensation. Other assets include options to acquire shares of BAM ULC; and

▪	Total liabilities of $925 million as at June 30, 2024 consist of accounts payable and other, and due to affiliates.

Historical Results

The table below sets out a summary of BAM LTD’s audited financial results for the stub period from July 4, 2022 to December 31, 2022 and the twelve-months period ended December 31, 2023, as well as the unaudited financial results for the TTM period ended June 30, 2024.

Based on our review of BAM LTD’s financial results, we noted the following:

▪	BAM LTD is primarily a holding entity with no significant operations other than its share of earnings from its investment in BAM ULC. In the stub period 2022 BAM LTD earned a share of income from BAM ULC of $21 million, which increased to $470 million in 2023. For the first six months of 2024, the share of income from BAM ULC was $240 million; and,

▪	BAM LTD incurs compensation and benefits costs, primarily attributable to executive compensation costs of BAM LTD, and unrealized carried interest compensation expense. A material portion of these costs are reimbursed by BN and BAM ULC through operating recoveries in accordance with the Relationship Agreement and the Asset Management Service Agreement. In the stub period 2022, BAM LTD earned net income of $19 million, which increased to $451 million in 2023. For the first six months of 2024, net income was $226 million.

12.0	Valuation Analysis

Definition of Value

For the purpose of the Formal Valuation, fair market value (“FMV”) is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act.

Consistent with MI 61-101, in determining the FMV of the Exchanged Shares, KPMG has not included a downward adjustment to reflect the lack of the liquidity of the Exchanged Shares, the effect of the Arrangement on the Exchanged Shares, or the fact that the Exchanged Shares do not form part of a controlling interest.

Valuation Approach and Methodology

The Formal Valuation is based upon methodologies and assumptions that KPMG considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of FMV of the Exchanged Shares. Based on our understanding of the ongoing nature of BAM ULC and BAM LTD’s operations we have concluded that BAM ULC and BAM LTD should be valued using a going concern assumption.

Overview of Approaches

There are several generally accepted techniques used in determining the going concern value of a business. Such techniques include, amongst others, discounted cash flow (“DCF”) approaches, market approaches, and asset approaches.

Under the DCF approach, FMV is assessed based on the present value of expected cash flow. Specifically, the after-tax free cash flow that a business is expected to generate is projected over a specific projection period. The projected free cash flow, together with the continuing value of the business at the end of the projection period, are discounted using a discount rate, which appropriately accounts for the nature of and the riskiness of realizing the projected cash flows.

Under the market approach, relevant valuation ratios/multiples are derived from transactional pricing information and underlying financial data of the comparable companies selected and precedent transactions identified. The calculated ratios, after appropriate adjustment, are applied to the corresponding financial ratio of the subject company to determine FMV. The value measure, or valuation ratio, is determined by dividing the price of the comparable company/precedent transaction shares by a financial variable (such as earnings, cash flow, earnings before interest, taxes, depreciation and amortization (“EBITDA”) or revenue), as determined from the financial data of the comparable company/transaction.

Under the adjusted net asset (“ANA”) approach, a FMV analysis is performed for a company’s identified fixed, financial and other assets. The estimated FMV of all the existing and potential liabilities is then subtracted from the aggregate value of the assets to arrive at the FMV of the net assets of the business.

For the purpose of our Valuation, we have prepared the analysis using inputs that are financial in nature, or market-based at dates preceding the Valuation Date. Specifically, market-based inputs were assessed around September 30, 2024, and financial information for BAM ULC and BAM LTD is based on June 30, 2024 financial statements, unless otherwise noted herein.

Selected Approaches (BAM ULC)

We considered the fact that alternative asset managers generate various fee streams with varying degrees of risk, and in some cases hold investment assets that generate investment income. As such, the valuation of an alternative asset manager is comprised of several components of value. As a result, we have applied a sum-of-the-parts (“SOTP”) approach in the valuation of BAM ULC which allows for the separate assessment of each component of value based on the nature and risk profile of the underlying fee stream and/or asset base.

We considered the following three components to the SOTP value of BAM ULC:

1)	FRE – As discussed previously, BAM ULC earns FRE from Net Management Fees, contractual IDRs and performance fees from affiliated entities. Within FRE, we further considered the value associated with its underlying components:

a.	Net Management Fees; and,

b.	IDRs and Performance Fees.

2)	Net Carried Interest – Net Carried Interest reflects the ability of BAM ULC to harvest carry positions generated in future periods based on its target/projected carry realizations. Given the significant difference in the underlying risk profile and timing of Net Carried Interest realizations, the FMV of this component was determined separately from the other more stable fee streams, i.e., FRE.

3)	Other Balance Sheet and Net Asset Value (“NAV”) Adjustments – BAM ULC is asset light, which means it holds limited investments directly in underlying funds, however it does hold other balance sheet positions that are non-core to operations and are incremental to its asset management operations. Examples of NAV adjustments include excess cash, debt, and non-fee generating assets. This component of value is added to the FMV of FRE and Net Carried Interest based on BAM ULC’s underlying balance sheet position, assessed at FMV.

In determining the FMV of BAM ULC as at the Valuation Date, we considered the following valuation approaches by component of value:

▪	FRE - Net Management Fees

o	We considered the Market approach in determining the FMV of Net Management Fees. We highlight that FRE multiples are commonly used in the valuation of companies operating within the alternative asset management sector, as this metric is often referenced in the valuation of public comparable companies, precedent transactions, and typically form the basis of analyst expectations when setting price targets of such companies. As such, we considered these market-based indicators of value when selecting an FRE multiple for the valuation of BAM ULC.

o	We also considered a DCF approach given the forecasted growth profile and the availability of detailed financial projections of the Net Management Fees.

▪	FRE - IDRs and Performance Fees

o	We considered a DCF approach given the forecasted growth profile and the availability of detailed financial projections of the IDR and Performance Fees. Furthermore, given the unique partnership structure and profit-sharing arrangements, there are limited comparable market metrics available that would result in a meaningful comparison in the context of the Market Approach. Given the differences in the underlying nature and risk/return profile of the various fee streams, we have performed a separate DCF analysis to capture the unique growth and risk profile of IDRs and Performance Fees.

▪	Net Carried Interest

o	We considered a DCF approach given the availability of detailed projections as provided by Management, and in consideration that earnings from realized Net Carried Interest is volatile and carries increased risk. Furthermore, there is significant growth within the inherent projections of Net Carried Interest due to limited realizations in the near-term resulting from the structure of the ULC Spin Off which limits BAM ULC’s carried interest eligibility to 66.67% of carry from New Funds created post-ULC Spin Off.

▪	Balance Sheet NAV Adjustments

o	We considered the balance sheet for other assets and liabilities that were otherwise not required for the core asset management operations, or were excluded from the value of FRE and Net Carried Interest. This component of value captures any cash, debt, debt-like items, and other assets / liabilities at FMV.

The sum of the FMV of FRE and Net Carried Interest represents the overall Asset Manager Enterprise Value (“EV”) of BAM ULC.

To arrive at the en bloc common equity FMV of BAM ULC, we adjusted the Asset Manager EV for the FMV of the Balance Sheet NAV Adjustments, as at the Valuation Date.

Selected Approach (BAM LTD)

BAM LTD is primarily a holding company whose underlying value is largely represented by its investment in BAM ULC, in addition to other less significant balance sheet components. As such, we considered the ANA approach in valuing the BAM LTD Class A Shares, as at the Valuation Date.

BAM ULC - SOTP Valuation Approach

FMV of Net Management Fees – Market Approach

We employed a Market Approach as one of the methods to determine the FMV of the Net Management Fees, as at the Valuation Date. While we considered both the fiscal 2024 (“2024E”) FRE multiples and the fiscal 2025 (“2025E”) FRE multiples, we ultimately utilized the 2024E FRE multiples as the primary approach given the stability of the 2024E metric rooted in-part by actual performance, and visibility to near term FRE growth for the comparable companies.

Specifically, we selected a range of 2024E FRE multiples based on our analysis and review of implied FRE multiples for comparable public companies around the Valuation Date, and further identified implied FRE multiples from precedent transactions. We then applied the selected 2024E FRE multiples to the 2024E FRE metric of BAM ULC as at the Valuation Date to arrive at the FMV of the Net Management Fees under the Market Approach.

Selected FRE Metric

The selected 2024E FRE metric is based on analyst consensus estimates of BAM ULC’s 2024E FRE around the Valuation Date. We observed significant analyst coverage of the key comparable public company peers in the alternative asset management industry, which includes BAM ULC by virtue of analyst coverage of the publicly traded share price of BAM LTD.

We view the analyst consensus estimate approach to estimating the 2024E FRE to be more meaningful than the financial forecast as prepared by Management given analyst consensus is based on publicly available information and reflects market FRE growth expectations in the short to medium term. As a result, this approach increases comparability between public expectations of FRE growth and the implications on valuation between key comparable public company peers.

The benefit of this increased comparability is that our selection of FRE multiples is predicated on analyses of comparable companies’ implied metrics and ratios around the Valuation Date that can be consistently applied to BAM ULC, along with other market data such as transaction multiples which are derived based on publicly available information. As such, we consider the use of analyst FRE estimates for BAM ULC to be on a consistent basis with our selection of FRE multiples to be discussed below.

In determining the selected FRE metric, we reviewed coverage from analysts on BAM ULC around the Valuation Date and derived an average FRE metric for 2024E. We then deducted an estimate of IDR and performance fees (given it is a separate component of value) based on Management’s financial forecast to arrive at an estimated net management fee metric of $2,010 million for 2024E.

Selected 2024E FRE Multiples

We selected a (combined) 2024E FRE multiple in the range of 27.6x to 31.6x, or 29.6x at midpoint for BAM ULC.

The selected FRE multiple range on a combined basis was corroborated by a market multiples build-up approach for each of the five key asset strategies. On an individual asset strategy basis, we selected 2024E FRE multiples in the range of 21.0x to 40.0x, primarily differentiated by the underlying FBC and FRE growth trends (i.e. credit FRE benefiting from FBC growth tailwinds, justifying a higher FRE multiple within the range outlined, and conversely real estate FRE multiples at the lower end of the range impacted by slower growth expectations), adjusted for considerations such as BAM ULC’s market position, underlying asset quality, industry momentum, and an assessment of the risk to achieving the projected growth.

Our selected 2024E FRE multiples were predicated on the following analyses, which include, but are not limited to, comparable public company analysis, regression analysis, precedent transaction analysis, analyst consensus analysis, and our review of BAM ULC’s operating results and financial forecast as discussed in further detail below.

Comparable Company Analysis

We reviewed the financial and operating data relating to BAM ULC and certain publicly traded companies operating within the alternative asset management industry and selected a set of comparable companies similar to BAM ULC. Although none of these comparable companies are identical to BAM ULC, we are of the view that the implied FRE multiples of these companies are relevant and meaningful indicators of value.

As earlier discussed, BAM ULC is a large, diversified alternative asset manager, which benefits from an asset-light operating structure. Given its limited carried interest income stream, it is primarily a FRE stream business over the near-term which is generally viewed as less risky by the broader market and is commensurate with higher FRE multiples all things being equal. Finally, BAM ULC is a leader in certain key asset strategy verticals that are poised for growth (i.e. credit, infrastructure, and renewables / transition) as expected by industry experts.

As such, we identified several characteristics that are key drivers of value for the purpose of assessing comparability within the comparable company set, including: 1) scale and diversification of the asset management platform; 2) asset-light operating model; 3) FRE-centric; and, 4) asset strategy mix.

The selected comparable public companies (“Comparable Companies”) include the following:

▪	Blackstone Inc.(“Blackstone”)

▪	KKR & Co. Inc. (“KKR”)

▪	Apollo Global Management, Inc. (“Apollo”)

▪	Ares Management Corporation (“Ares”)

▪	The Carlyle Group Inc. (“Carlyle”)

▪	TPG Inc. (“TPG”)

Below we have summarized our analysis.

▪	Blackstone is highly comparable given its scale (FBC of ~$810 billion), asset-light business model, and diversified asset mix. Specifically, Blackstone is a large publicly traded alternative asset manager and is generally regarded as one of the market leaders in the alternative asset management industry.

▪	KKR is moderately comparable given its similar scale (FBC of ~$490 billion) and diversified asset mix. However, KKR is more asset-heavy and operates an insurance segment in addition to the core asset management business. As such, the additional noise from the blended operating model reduces comparability.

▪	Apollo is somewhat comparable given its asset-heavy business model, smaller scale (FBC of ~$520 billion), non-core asset management exposure, and a primary focus in public credit.

▪	Ares is highly comparable given its asset-light, FRE-centric business model and its market leading position in the private credit segment. Ares has the highest FBC and FRE growth among the Comparable Companies, which is somewhat offset by its smaller scale (FBC of ~$280 billion).

▪	Carlyle is somewhat comparable given its asset-heavy business model, smaller scale (FBC of ~$310 billion), and its primary focus in private equity and credit. We understand the FRE multiple reflects a more challenging period of investment returns and lower projected FBC growth relative to peers.

▪	TPG is moderately comparable given its asset-light business model. However, TPG is smaller in scale (FBC of ~$140 billion), with a focus on private equity.

In calculating the 2024E FRE multiples of the Comparable Companies, certain adjustments to the market capitalization of the Comparable Companies were needed to unwind the impact of non-fee generating investments held on the balance sheet, as well as the estimated value of other business units within the consolidated operations. Specifically, certain Comparable Companies have insurance businesses operating alongside its asset management business which combines other material income streams with FRE. As a result, the value associated with the insurance businesses were removed as an adjustment to market capitalization, to arrive at an estimated implied value of the Asset Manager EV of the Comparable Companies.

Furthermore, we then deducted a notional value of Net Carried Interest to arrive at the implied value of FRE for each of the Comparable Companies. The adjustment for the value of the Net Carried Interest was determined on a relative basis to the value of FRE per the analysts’ consensus estimate around the Valuation Date.

The FRE metrics of the Comparable Companies is based on the 2024E FRE consensus estimate of our review of analysts’ coverage of the Comparable Companies around the Valuation Date. We highlight this is consistent with the basis of BAM ULC 2024E FRE metrics selected for the Market Approach as discussed previously. As a result, we arrived at the following implied 2024E FRE multiples for the Comparable Companies.

We observed the 2024E FRE multiples to be in the range of 7.4x to 32.7x, or a median of 25.3x, and average of 23.1x.

As outlined above, based on our assessment of comparability, Blackstone and Ares being the most comparable have implied 2024E FRE multiples that are on the higher end of the range. We note the following observations:

▪	Blackstone – We are of the view that the premium observed in Blackstone’s implied FRE multiple relative to the Comparable Companies is driven by the scale of its Asset Management platform and diversification of its asset strategies managed. Furthermore, Blackstone’s asset-light and FRE-centric business model, and market leading position in retail channels are factors that reduce the risk associated with achieving its projected FRE growth. We note that analyst consensus forecast a forward (“FWD”) FRE growth of 19.8% for Blackstone around the Valuation Date.

▪	Ares – We are of the view that the premium observed in Ares’ implied FRE multiple relative to the Comparable Companies is primarily driven by its leading position in private credit, specifically direct lending, which is currently benefiting from significant capital inflows and is expected to generate high FRE growth relative to the Comparable Companies. We note that analyst consensus forecast a FWD FRE growth of 28.3% for Ares around the Valuation Date. Furthermore, Ares is an asset-light and FRE-centric business model which contributes to a premium to FRE multiples observed in its peer group. Offsetting the above positive factors is the lack of significant scale in FBC, and lack of diversification, which is neutral point against Ares in the current market environment given the favorable trends in private credit.

Relative to the broader Comparable Companies, we view BAM ULC’s asset-light business model, stable and recurring management fees, scale of its platform, and its leadership position in a diversified mix of strategies that benefit from secular tailwinds, to command a premium as compared to the average 2024E FRE multiple of 23.1x observed around the Valuation Date. Furthermore, we would expect a FRE multiple at the high end of the range observed, commensurate with the FRE multiples observed for Blackstone and Ares which are highly comparable.

Regression Analysis

We prepared the following regression analysis whereby we regressed the 2024E FRE multiples implied by the traded share prices of the Comparable Companies and the value implied for BAM ULC (by virtue of BAM LTD’s traded share price) against its respective FWD FRE growth around the Valuation Date. Consistent with the analysis discussed above, we utilized the implied 2024E FRE multiples and FWD FRE growth rates based on 2025E FRE estimates. A summary of the regression analysis is presented in the chart below.

Based on the regression analysis, we observed a relatively strong correlation between FWD FRE growth and the implied 2024E FRE multiple, as indicated by the coefficient of determination of 83.65%. By plotting BAM ULC’s FWD growth of 24.5% into the regression analysis, it implied a 2024E FRE multiple of 29.6x, which we have selected as our multiple for BAM ULC as at the Valuation Date.

While for simplicity our selection of the 2024E FRE multiple can be thought of as point estimate, we recognize that such precision is generally not possible. Accordingly, our selection of multiples for the purpose of the Valuation should be thought of as being in a range around the indicated point estimate. Specifically, we selected a range of plus or minus 2.0x around our midpoint. This range is corroborated by the implied 2024E FRE multiple of Ares of 32.7x, which helps inform the high end of our range as it reflects significant near-term growth of a pure-play private credit asset manager as opposed to BAM ULC which has a more balanced and diversified asset mix.

Precedent Transaction Multiples Analysis

As a secondary analysis, we conducted a search of precedent transactions involving the acquisition of target companies in the alternative asset management industry over the past four years and noted limited information was available pertaining to implied FRE transaction multiples disclosed.

Based on our review, we observed FRE multiples in the range of 20.0x to 29.0x. Notably, we highlight the acquisition of Global Infrastructure Partners (“GIP”) by BlackRock, Inc.(“Blackrock”) announced in January 2024 and closed in October 2024, which implied a FRE multiple between 25.0x to 29.0x based on Blackrock’s investor presentation. GIP is a leading global infrastructure asset manager and a direct peer of BAM ULC within the Infrastructure asset class. We consider this transaction to be a meaningful indicator of value for a leading alternative asset manager (primarily focused on one asset strategy), as well as increased relevancy due to the recency of the transaction. Given BAM ULC’s scale and diversification across various asset strategies, we are of the view that a premium to the GIP implied FRE multiple is supportable.

Analyst Consensus Multiples

In reviewing analyst coverage of BAM ULC around the Valuation Date, we observed a similar SOTP approach (i.e., sum of the value associated with the FRE, net carried interest, and other balance sheet adjustment components) utilized by analysts to arrive at a target price for BAM LTD. Furthermore, analysts typically perform valuation analysis that is one year out to establish future target prices for the target securities. As such, we found that the FRE multiples referenced in each analyst report would represent an FRE multiple as at the target price date, which would correspond to a current year FRE multiple for purposes of our analysis as at the Valuation Date. Based on our review of the analyst reports, we observed analysts utilized FRE multiples in the range of 20.0x to 27.0x (adjusted for outliers).

Market Approach Conclusion – FMV of Net Management Fees

Based on the foregoing market multiples analysis, we arrived at a FMV of the Net Management Fees in the range of $55.5 billion to $63.5 billion, or $59.5 billion at midpoint.

FMV of Net Management Fees – Income Approach

In addition to the market approach, we applied an income approach, more specifically a DCF methodology in determining the FMV of the Net Management Fees of BAM ULC, as at the Valuation Date.

The DCF approach was applied on an unlevered basis, where expected future cash flow is determined prior to interest expense and related interest tax shields. The projected free cash flow for each fee stream was discounted based on a discount rate that adequately reflects the nature of the subject fee stream and the risk of the underlying future cash flows, i.e., the weighted-average cost of capital (“WACC”). The WACC represents a weighted average of the cost of debt and cost of equity, measured on a market basis.

We utilized the five-year projections prepared by Management and as communicated in its 2024 Investor Day Presentation, which we understand reflects the most recent outlook for the business, as the basis of our valuation analysis. Below we have set out the assumptions used in determining the free cash flow, discount rate, and terminal value utilized in our DCF analysis for the Net Management Fees.

Free Cash Flow – Net Management Fees

The free cash flow used in the DCF approach represents the level of cash flow that is reasonably expected to be achieved over the projection period, and is determined based on projected Net Management Fees, less cash taxes, capital expenditures (“Capex”) and working capital investments, described further below.

▪	Net Management Fees– Projected Net Management Fees over the forecast period is based on the financial projections prepared by Management and reflects the most current five-year projections. Projected Net Management Fees is based on the growth earlier outlined in FBC, as well as broad FRE growth and margin expansion trends expected for BAM ULC.

▪	Cash Taxes – Cash taxes were derived based on taxable income and the long-term blended income tax rate of 18.4% for BAM ULC. In arriving at the tax rate, we have utilized the tax rate implicit in Management’s projections, which considers the effective tax rates in the jurisdictions where BAM ULC operates. Taxable income for the forecast period is determined based on net fees less any tax depreciation (nominal given asset-light nature of the business).

▪	Capital Expenditures – Given the capital-light nature of the business, future sustaining capital expenditures were assumed to be nil based on very minimal ongoing requirements.

▪	Net Working Capital – the projected change in net working capital over the projection period was based on annual net working capital requirements of 1.3% of Net Management Fees, with the assumption that working capital levels as at the Valuation Date were at normal levels. In general, we note that the change in net working capital levels is nominal and not a material driver of value.

Discount Rate – Net Management Fees

In order to assess the appropriate discount rate to be applied to the unlevered free cash flow for the Net Management Fees component of value, we determined the WACC for the subject fee stream. We determined the WACC to be in the range of 8.2% to 10.4%, or a midpoint of 9.3%. The WACC was derived based on two main components, the cost of equity (“CoE”) and the cost of debt (“CoD”).

In determining the CoE at midpoint of approximately 9.7%, we considered both the Capital Asset Pricing Model (“CAPM”) and the Build Up Approach. We assessed the following in arriving at our selected CoE for the FMV of the Net Management Fees:

▪	Current economic trends and long-term expectations in financial markets;

▪	Observable market inputs to inform on a base rate of return for equity investments;

▪	The industry volatility of performance and returns relative to market fluctuations;

▪	Our professional experience as it relates to rates of return and risk profiles of alternative asset managers in the industry; and,

▪	The inherent projection risk, specifically in relation to the achievability of the cash flow projections. Key factors that were considered in assessing the reasonability of this range are summarized below:

i.	The Net Management Fees are earned from a stable base of FBC and is generally contractual and predictable in nature given the fund structure / lifecycles for which they relate. As such, investors tend to view the management fee stream as being fairly low risk, associated with low volatility in earnings and typically less susceptible to market fluctuations.

ii.	The majority of Net Management Fees are derived from long-term or perpetual strategies, further providing a consistent, recurring fee base. As noted previously, the projected five-year CAGR for FRE and FBC growth is relatively aligned with the historical CAGR observed for BAM ULC from 2020 to 2024, establishing that the company is able to maintain a stable growth pattern in various market cycles. Furthermore, the projected five-year FBC CAGR is also relatively aligned with the historical alternative AUM CAGR since 2007 at 13% to 17%.

iii.	BAM ULC generates its Net Management Fees from a diverse set of asset strategies, and across geographies. This diversification provides a natural hedge against sector-specific risks and variations in market cycles. As at the Valuation Date, BAM ULC is aligned with several favorable trends that are projected to spur FBC and FRE growth in verticals it has scale such as Infrastructure, Credit, and Renewable Power and Transition.

iv.	BAM ULC is asset light which maximizes operating flexibility and reduces liquidity risks that face the business given limited capital requirements.

v.	A significant portion of BAM ULC's FBC is sourced from Brookfield controlled affiliates, including its publicly-listed partnerships (BEP, BIP, BBU). While the affiliated entities provide a true perpetual source of capital to BAM ULC, this reliance on internal affiliates for its FBC pipeline creates the potential risk of over concentration and reliance on BN and the broader Brookfield group of entities.

vi.	BAM ULC has a long history of delivering strong performance for its investors through disciplined management, high-quality assets, and value creation across various investment cycles. The strength of the Brookfield brand enhances its ability to attract fundraising and deepen relationships with its clients, providing access to diverse capital sources and enabling it to scale efficiently across multiple asset strategies and regions.

vii.	Projection risk is based on BAM ULC’s ability to keep pace with its FBC growth targets which could be negatively influenced by a variety of unpredictable factors, including deteriorating market conditions, increased competition, and changing LP preferences (i.e. insourcing asset management function).

We determined the pre-tax CoD to be in the order of 5.1% based on an assessment of the long-term A-rated corporate debt yields for U.S.-based issuers. We assumed an optimal capital structure in the range of 5.0% to 10.0% debt-to-total capital given the asset light nature of BAM ULC’s operations.

Based on the aforementioned considerations, the concluded WACC for the Net Management Fees is determined to be in the range of 8.2% to 10.4%, or a midpoint of 9.3%. Our selected discount rate is commensurate with our midpoint WACC of 9.3%.

Terminal Value – Net Management Fees

The terminal value of the Net Management Fees was determined by using the Gordon Growth Model and capitalizing the terminal free cash flow at a rate that reflects the expected future risk and growth potential of this subject fee stream. This rate is based on the selected discount rate less expected future growth.

A terminal growth rate of 4.5% was selected for the Net Management Fees upon consideration of long-term inflationary growth and an element of real growth in connection with long-term industry trends. Specifically, the selected terminal growth rate captures excess real growth over and above the inflationary rate for a period beyond the five-year discrete projection period, until a normalized state is reached in the medium-to-long term.

BAM ULC benefits from consistent and substantial fund inflows, driven by its long-term and perpetual fund backing and also the global expansion of institutional capital, pension funds, and private wealth. Furthermore, we note that the leading alternative asset managers, including BAM ULC, consistently generate higher returns and FRE/FBC growth over the long term, driven by innovative strategies and access to niche markets. BAM ULC’s brand is also synonymous with reliability and consistent returns, which plays a significant role in attracting new inflows and retaining its existing investor base. As such, BAM ULC’s ability to continuously source and effectively deploy capital, and generate returns to repatriate to investors who will then reinvest with the business, creates a cycle that we view to perpetuate long term FBC growth above inflation.

The terminal value is based on projected free cash flow for the terminal period, capitalized in perpetuity at a rate of 4.8% (which equals the discount rate of 9.3%, at midpoint, less the terminal growth rate of 4.5%), resulting in a terminal cash flow multiple of 20.9x.

DCF Approach Conclusion – FMV of Net Management Fees

Based on our procedures and analyses under the DCF approach, we determined the FMV of the Net Management Fees to be in the range of $59.0 billion to $65.2 billion, or $62.1 billion at midpoint, as at the Valuation Date. The FMV range was selected based on a +/- 5% of the midpoint.

FMV of Net Management Fees – Average of Market and Income Approaches

Based on an equal weighting of the Market and Income approach, we determined the FMV of the Net Management Fees to be in the range of $57.3 billion to $64.4 billion, or $60.8 billion at midpoint, as at the Valuation Date.

FMV of IDRs and Performance Fees – Income Approach

We applied the DCF methodology in determining the FMV of the IDRs and Performance Fees of BAM ULC, as at the Valuation Date.

Similar to the DCF approach for the Net Management Fees, the DCF approach for the IDRs and Performance Fees was applied on an unlevered basis, and the projected free cash flow was discounted based on a discount rate that adequately reflects the nature of the subject fee stream and the risk of the underlying future free cash flows.

We utilized the same five-year projections prepared by Management as communicated in its 2024 Investor Day Presentation. Below we have set out the assumptions used in determining the free cash flow, discount rate, and terminal value utilized in our DCF analysis for the IDR and Performance Fees.

Free Cash Flow – IDRs and Performance Fees

▪	IDRs and Performance Fees – Projected IDRs and Performance Fees over the forecast period is based on the financial projections prepared by Management and reflects the most current five-year projections.

▪	Cash Taxes – Cash taxes were derived based on taxable income and the long-term blended income tax rate of 18.4% for BAM ULC. In arriving at the tax rate, we have utilized the tax rate implicit in Management’s projections, which considers the effective tax rates in the jurisdictions where BAM ULC operates.

▪	Capital Expenditures and Net Working Capital – Capex and changes in net working capital (beyond what is already incurred to generate Net Management Fees) was determined to be nominal.

Discount Rate – IDR and Performance Fees

We selected a discount rate for the IDR and Performance Fees of 8.2%, which represents the low end of the discount rate range determined for the Net Management Fees. In selecting the discount rate we considered the lower growth trajectory observed for the IDRs and Performance Fees relative to the Net Management Fees which we view to reflect a lower degree of projection risk. Moreover, distributions are not subject to claw back, and are paid by publicly listed affiliates BEP and BIP, both of which have had a long-standing track record of growing distributions annually within their target range of 5% to 9%, increasing the predictability of future distributions and in our view warranting a lower risk profile.

Terminal Value

The terminal value beyond the discrete projection period for the IDRs and Performance Fees were determined by using the Gordon Growth Model.

The terminal value is based on projected free cash flow for the terminal period, capitalized in perpetuity at a rate of 3.7% (which equals the discount rate of 8.2%, at midpoint, less the terminal growth rate of 4.5%), resulting in a terminal cash flow multiple of 27.0x.

DCF Approach Conclusion – FMV of IDRs and Performance Fees

Based on our procedures and analyses under the DCF approach, we determined the FMV of the IDR and Performance Fees to be in the range of $11.3 billion to $12.5 billion, or $11.9 billion at midpoint, as at the Valuation Date. The FMV range was selected based on a +/- 5% of the midpoint.

FMV of Total FRE

Based on the aggregate of the Net Management Fees and the IDRs and Performance Fees, we determined the FMV of the FRE to be in the range of $68.6 billion to $76.9 billion, or $72.7 billion at midpoint.

FMV of Net Carried Interest

We applied the DCF methodology in determining the FMV of the Net Carried Interest of BAM ULC, given the availability of detailed projections as provided by Management, and in consideration of the significant growth within the inherent projections of Net Carried Interest due to limited realizations in the near-term stemming from the structure of the ULC Spin Off which limited BAM ULC’s carried interest eligibility to 66.67% of carry from New Funds created post-ULC Spin Off. As a result, the FMV of Net Carried Interest is more future oriented and reflects the platform value associated with the ability to generate future Net Carried Interest from a relatively newly formed carry-eligible capital base. That being said, BAM ULC has a proven track record of generating net carried interest on the funds it manages, as evidenced by the earnings stream contractually entitled to BN on legacy funds.

The DCF approach for the Net Realized Carried Interest was applied on an unlevered basis and the projected free cash flow is discounted using an appropriate discount rate, which was benchmarked against the discount rates selected for the FRE components of value (i.e., Net Management Fees and, IDRs and Performance Fees).

We utilized the five year projections prepared by Management as the basis of our valuation analysis. Below we have set out the assumptions used in determining the free cash flow, discount rate, and terminal value utilized in our DCF analysis in determining the FMV of the Net Carried Interest.

Free Cash Flow – Net Carried Interest

▪	Net Carried Interest – Projected realized net carried interest at BAM ULC’s share over the forecast period is based on the financial projections prepared by Management as at September 2024.

▪	Cash Taxes – Cash taxes were determined based on taxable income and the long-term income tax rate of 18.4% for BAM ULC consistent with Management’s projections.

▪	Capital Expenditures and Net Working Capital – Capex and changes in net working capital (beyond what is already incurred to generate FRE) was determined to be nominal.

Discount Rate – Net Carried Interest

We selected a discount rate for the Net Carried Interest in the order of 16.0%, based on an assessment of the underlying risk profile of the projected net carried interested relative to the risk profile of the various fee streams.

For asset managers in general, net carried interest reflects future performance related value that has yet to be realized, which is often linked to the ability of the asset manager to achieve target returns, which may be influenced by various external factors and market conditions. As a result, this earnings stream is subject to higher degrees of volatility and carries a higher risk profile. Risk is further increased by the fact that Net Carried Interest realization is typically harvested at the fund’s exit or end date, thereby increasing the risk associated with the timing of the projected cash flows. Furthermore, carried interest income may be subject to claw back.

Accordingly, we are of the view that a discount rate applied to the Net Carried Interest should warrant a risk premium over and above that of the discount rate applied to the Net Management Fees, and IDRs and Performance Fees, given the other fee streams are largely comprised of predictable, established and recurring fees and/or exhibit a more stable and lower growth over the projection period.

Terminal Value – Net Carried Interest

The terminal value beyond the discrete projection period for the Net Carried Interest was determined by using the Gordon Growth Model.

A terminal growth rate of 6.0% was selected for the Net Carried Interest upon consideration of inflationary growth, and real growth in connection with long-term industry trends. Specifically, the selected terminal growth rate captures excess real growth over and above an inflationary rate beyond the five-year discrete projection period. A higher terminal growth rate would be required to reflect the substantial generation and realization of the net carried interest beyond the projection period once the earnings stream has been established on New Funds that reflect the new vintages of legacy flagship funds.

The terminal value is based on projected free cash flow for the terminal period, capitalized in perpetuity at a rate of 10.0%(which equals the discount rate of 16.0%, at midpoint, less the terminal growth rate of 6.0%), resulting in a terminal cash flow multiple of 10.0x.

DCF Approach Conclusion – FMV of Net Carried Interest

Based on our procedures and analyses under the DCF approach, we determined the FMV of the Net Carried Interest to be in the range of $4.2 billion to $4.6 billion, or $4.4 billion at midpoint, as at the Valuation Date. The FMV range was selected based on a +/- 5% of the midpoint.

We note that our concluded FMV of Net Carried Interest implies 5.7% of the total Asset Manager EV based on the FMV of FRE. We note that the implied composition is on the lower end of the range of Net Carried Interest Value as a percentage of total Asset Manager EV of the public comparable companies, which we view to be reasonable given the realization of net carried interest on BAM ULC’s New Funds is still in its infancy and will need to be established over a longer period of time.

Asset Manager EV Conclusion

Based on the sum of the FMV of the FRE and the Net Carried Interest, we determined the FMV of the Asset Manager EV to be $72.8 billion to $81.5 billion, or $77.1 billion at midpoint, as at the Valuation Date.

Balance Sheet NAV Adjustments

We further adjusted the Asset Manager EV by adding the FMV of $3.0 billion in net balance sheet positions that are non-core to operations and/or are incremental to the asset management operations of BAM ULC, as at the Valuation Date. We have assumed that the financial position of BAM ULC as at June 30, 2024 (most recent publicly available financial information available for BAM ULC) reasonably approximates the financial position as at the Valuation Date, unless otherwise noted.

The adjustment was primarily comprised of: a) excess cash as at June 30, 2024 less cash used to fund new acquisitions closed post June 30, 2024 that are reflected in the Asset Manager EV; b) the FMV of non-fee generating investments/NAV positions that are not otherwise reflected in the Asset Manager EV; c) FMV of tax assets relating to net operating losses; and, d) preferred equity liabilities which are debt-like instruments.

SOTP Conclusion – BAM ULC Equity Value

Based on the scope of our review and subject to the assumptions, restrictions and limitations noted herein, we have determined the en bloc Equity Value of BAM ULC to be in the range of $75.8 billion to $84.5 billion, or $80.1 billion at midpoint, under the SOTP approach, as at the Valuation Date. Based on the total BAM ULC Common Shares outstanding of 1,635.4 million, our FMV range equates to a per share value of $46.35 to $51.67, or $48.98 at midpoint.

The conclusions under each component of value under our SOTP approach is further outlined below:

BAM ULC – Implied Trading Price Comparison

We understand that as at the Valuation Date, shares of BAM LTD traded on the New York Stock Exchange (“NYSE”) under the ticker BAM. As mentioned earlier, BAM LTD’s cash flows are predominately sourced from its underlying ownership of 26.7% of BAM ULC. Given that the market capitalization of BAM LTD reflects the collective market perception of its assets and operations (most notably, its ownership of BAM ULC), we view the share price of BAM LTD and our ability to imply the value of BAM ULC as an additional indicator of value which can be used to corroborate our independently determined range of FMV for BAM ULC. A such, we benchmarked our valuation conclusions from our primary approaches to the implied value from the BAM LTD share price as a supplementary reasonability assessment.

Assessment of Reliability of BAM LTD Share Price

In conducting the aforementioned benchmarking analysis, we first considered if BAM LTD’s share price represents a reliable market indicator of value. For the share price to be reliable, we note that an assessment of liquidity is critical as a liquid market ensures that the price reflects true market demand and supply, minimizing the risk of distortions that may be caused by infrequent or low-volume trading. As a reference for criteria which indicate sufficient liquidity in an equity market, we referred to the guidance in MI 61-101, which states that a liquid market in a class of securities exists at a particular time only if certain tests surrounding market value, trading volume, and free float are met. An overview of these factors, along with other common indicators of share price reliability, is shown below:

M1 61-101 “Liquid Market” Factors

1.	During the period of 12 months before the date the transaction is agreed to…

a)	The number of outstanding securities of the class was at all times at least 5 million (excluding securities beneficially owned / related-party shares / not freely traded shares);

b)	the aggregate trading volume of the class of securities on the published market on which the class was principally traded was at least 1,000,000 securities;

c)	there were at least 1,000 trades in securities of the class on the published market on which the class was principally traded; and

d)	the aggregate value of the trades in securities of the class on the published market on which the class was principally traded was at least $15,000,000.

2.	The market value of the class of securities on the published market on which the class was principally traded for the month prior to the month of the transaction date (based on end of month outstanding shares and average share price during the month) was at least $75,000,000 for the calendar month preceding the calendar month in which the transaction is agreed to.

Based on our analysis (with all related data being obtained from Bloomberg LP), we note that the shares of BAM LTD satisfies all of the M1 61-101 liquidity criteria mentioned above.

Other Factors Considered

1.	Frequency of trades: In addition to the aggregate trading volume, we also considered the median daily trading volume for the 12-month period preceding the Valuation Date, which was calculated as 1.1 million shares. We find this to be indicative that the shares of BAM LTD has a high level of market participation, in turn leading to the share price to be more reflective of current market conditions and informed investor sentiment.

2.	Bid-ask spread: We assessed the average bid-ask spread of BAM LTD over the 12-months preceding the Valuation Date, which was determined to be $0.01, or 0.04% (calculated as dollar spread / mid-price). The narrow or tight bid-ask spread of BAM LTD indicates a minimal difference between the price demanded by sellers, and the prices buyers are willing to pay. This implies a strong market consensus and efficient pricing, further evidencing a high level of liquidity of the entity’s shares.

3.	Reactivity of share price: Lastly, we considered if the share price of BAM LTD is reactive to public news and changing market sentiments through an assessment of historic price swings. As illustrated in the graph below, the share price quickly reacts to various forms of company news, thereby indicating a high sensitivity to market information. This reactivity demonstrates that the market efficiently processes new data, adjusting the share price accordingly.

Conclusion on Share Price Reliability

Pursuant to our assessment of the factors considered above, we consider the share price of BAM LTD to be trading in a liquid, efficient market, and thus appropriate for use for the purposes of our reasonability assessment.

Implied Trading Price Comparison

We implied the market capitalization of BAM LTD based on the diluted total shares outstanding and the traded share price as at the Valuation Date. We then adjusted the market capitalization of BAM LTD for any assets and liabilities held at the BAM LTD level that are unrelated to the assets and operations (and therefore value) of BAM ULC and have subsequently grossed up that value based on BAM LTD’s 26.7% interest to arrive at an implied value for the en bloc equity of BAM ULC.

We compared the resulting value to the concluded en bloc FMV of equity of BAM ULC determined under the Income and Market approaches and noted that the BAM ULC value implied from the traded share price of BAM LTD is within the ranges concluded for both approaches, and is in line with our overall concluded Valuation Range (~3% away from our midpoint), therefore corroborating our overall Valuation Conclusion. A summary of this assessment is shown below:

BAM LTD – Adjusted Net Asset Approach

Overview

As mentioned previously, BAM LTD is primarily a holding company whose underlying value is largely represented by its investment in BAM ULC, in addition to other less significant balance sheet components. As such, we considered the ANA approach to be the most appropriate method to use in valuing the BAM LTD Class A Shares, as at the Valuation Date.

Adjusted Net Asset

We have conducted the ANA approach on the premise that the financial position of BAM LTD as at June 30, 2024 reasonably approximates the financial position as at the Valuation Date, unless otherwise noted. We assumed that the net book value of the assets and liabilities of BAM LTD approximates to the FMV as at the Valuation Date, with the following exceptions:

i.	FMV of its 26.7% interest in the BAM ULC Common Shares (refer to the FMV of the en bloc Common Shares Equity Value as referenced in our Formal Valuation above), determined to be in the range of $20.2 billion to $22.6 billion, or $21.4 billion at midpoint; and,

ii.	Certain due to / from affiliates, as well as other assets were adjusted to FMV due to intercompany eliminations resulting in a total reduction to net assets of $140 million.

Excluding the FMV of BAM LTD’s equity interest in BAM ULC, the remaining items on the balance sheet of BAM LTD result in net liability position with a FMV of $160 million.

Based on the scope of our review and subject to the assumptions, restrictions and limitations noted herein, we have determined the en bloc Equity Value of BAM LTD to be in the range of $20.1 billion to $22.4 billion, or $21.2 billion at midpoint, under the ANA Approach, as at the Valuation Date.

Diluted Share Count

In assessing the FMV of BAM LTD Class A Shares on a per share basis, we have considered the total diluted share count reflecting the impact of options that have been issued to BAM LTD employees, are the sole liability of BAM LTD, and are expected to be settled through the issuance of BAM LTD Class A Shares.

The quantum of the diluted share count adjustment is a function of the settlement value of the options as at the Valuation Date, divided by the FMV share price of the BAM LTD Class A Shares, which derives the expected number of shares required to settle the option liability. Given the settlement of the option liability is expected to be completed through share issuances by BAM LTD (as opposed to cash settled), the share count is increased from the total base of 421.0 million, as earlier described, to reflect its dilutive impact to the existing BAM LTD Class A Shares.

Due to the fact that we have concluded on the FMV of the Equity of BAM LTD as a range of values, the number of shares added to the diluted share count will vary dependent on the underlying FMV share price. Such is the interrelationship between the FMV share price, the option settlement value, and expected number of shares required to settle the option liability. As such, we have estimated the diluted share count based on our range of values accordingly.

BAM LTD Conclusion

As noted previously, BAM LTD’s share capital consisted of mostly BAM LTD Class A Shares and a nominal amount of BAM LTD Class B Shares, as at the Valuation Date. We further understand that BAM LTD Class B Shares have the same distribution rights as the BAM LTD Class A Shares. As such, we have allocated the concluded en bloc Equity Value of BAM LTD to the BAM LTD Class A Shares based on its proportionate share relative to total shares outstanding, inclusive of BAM LTD Class B Shares.

Based on the scope of our review and subject to the assumptions, restrictions and limitations noted herein, we have determined the FMV of the BAM LTD Class A Shares to be in the range of $20.1 billion to $22.4 billion, or $21.2 billion at midpoint, as at the Valuation Date. Based on a total diluted share count in the range of 432.2 million to 433.7 million, or 433.0 million at midpoint, the FMV range equates to a per share value of $46.43 to $51.63, or $49.01 at midpoint.

13.0	Valuation Conclusion

Based on the scope of KPMG’s review and subject to the assumptions and limitations as noted herein, KPMG is of the opinion that the FMV of the BAM ULC Common Shares is in the range of $75.8 billion to $84.5 billion, or $80.1 billion at midpoint (or $46.35 to $51.67, or $48.98 at midpoint on a per share basis), as at the Valuation Date, and that the FMV of the BAM LTD Class A Shares is in the range of $20.1 billion to $22.4 billion, or $21.2 billion at midpoint (or $46.43 to $51.63, or $49.01 at midpoint on a per share basis), as at the Valuation Date.

14.0	Fairness Opinion

Executive Summary

Based on the scope of KPMG’s review and subject to the assumptions and limitations as noted herein, KPMG is of the opinion that the Arrangement is fair, from a financial point of view, to holders of the BAM LTD Class A Shares (other than BAM LTD Class A Shares held, directly or indirectly, by an “interested party” within the meaning of MI 61-101 or otherwise required to be excluded under the requirements of MI 61-101). As at the Valuation Date and using the midpoint of our FMV conclusions on a per share basis for both BAM ULC and BAM LTD, there is a de minimis FMV exchange differential of $10M which is 0.017% of the implied Arrangement value. Based on the FMV range, BN should receive between 0.9998 (low) and 1.0002 (high) shares of BAM LTD for each BAM ULC share exchanged pursuant to the Arrangement.

Factors Considered

In considering the fairness of the Arrangement, from a financial point of view, to the holders of BAM LTD Class A Shares (other than BAM LTD Class A Shares held, directly or indirectly, by an “interested party” within the meaning of MI 61-101 or otherwise required to be excluded under the requirements of MI 61-101), we principally considered and relied upon the following:

A)	A comparison between the FMV of the Subject Shares received by BAM LTD to the FMV of the Consideration given up by BAM LTD as determined in our Formal Valuation;

B)	An analysis of the sensitivity between the FMV of the Exchanged Shares and any benefit or loss conferred to the Minority Shareholders arising from the Arrangement; and,

C)	A consideration of other financial factors arising from the execution of the Arrangement.

A. Comparing the Subject Shares to the Consideration

Overview

The Arrangement, as described herein, assumes a 1:1 exchange of shares, whereby for every share of BAM ULC that BN (and its subsidiaries) transfers to BAM LTD, BN (and its subsidiaries) will receive an equal number of BAM LTD Class A Shares in return. Given the exchange constitutes a fixed and equal quantity of shares, the value per share of the Subject Shares as compared to the value per share of the Consideration will dictate any financial benefit or loss for the Minority Shareholders multiplied by the number of shares exchanged. Specifically, BN and its subsidiaries intend to exchange approximately 1,194.0 million BAM ULC Common Shares to BAM LTD and in return, BAM LTD will issue approximately 1,194.0 million BAM LTD Class A Shares to BN and its subsidiaries.

As discussed previously, BAM LTD is a holding company that does not have its own operations, with its primary asset being its investment in BAM ULC. As such, any differences in value per share between the Subject Shares and the Consideration would be attributed to two factors: (1) net assets (liabilities) specific to BAM LTD and distinct from BAM ULC, and (2) differences in the number of shares outstanding between BAM LTD and its ownership in BAM ULC, which we understand arose due to the granting of share-based compensation awards to certain employees and directors of BAM LTD, which contain certain service or performance requirements related to the asset management business, in line with the long-standing culture of the business of alignment with its shareholders. In the absence of these differences, we would expect the value per share of the Subject Shares to otherwise be identical to the Consideration.

Calculating Differences

1.	Net assets (liabilities) specific to BAM LTD

We observed from BAM LTD’s financial statements that it has a net liability position of approximately $160 million that are not related to its ownership in BAM ULC, which consists of the following:

a)	Other investments – BAM LTD owns Class A Preferred Shares of BUSHI;

b)	Other net assets (liabilities) – BAM LTD has a net payable balance that is not related to the operations of BAM ULC.

2.	Difference in share count

The total number of BAM LTD Class A Shares outstanding (after adjusting for the settlement of share options as previously discussed) is approximately 433.0 million at midpoint, compared to its holdings in BAM ULC, which is approximately 436.5 million shares. In assessing this exchange, we have calculated the following:

Value of BAM LTD Class A Shares pre-Arrangement

In our Formal Valuation, we have calculated a FMV per share for BAM LTD pre-Arrangement to be in the range of $46.43 to $51.63, implying a total value of $20,070 million to $22,390 million, based on a total diluted share count range of 432.2 million shares to 433.7 million shares.

Value of the Subject Shares

In our Formal Valuation, we have determined the FMV per share for BAM ULC to be between $46.35 and $51.67, which translates to a total value of approximately $55,342 million to $61,694 million, based on the transfer of approximately 1,194.0 million shares from BN to BAM LTD.

Value of BAM LTD Class A Shares post-Arrangement

We have calculated the total FMV of BAM LTD post-Arrangement to be between $75,412 million and $84,084 million, based on the FMV of BAM LTD pre-Arrangement plus the FMV of the Subject Shares. Additionally, we estimate the total diluted number of BAM LTD Class A Shares post-Arrangement to be in the range of 1,626.3 million to 1,627.7 million, combining the existing pre-Arrangement total diluted share count range with the new BAM LTD shares expected to be issued to BN, totaling approximately 1,194.0 million. Consequently, the FMV per Class A share of BAM LTD post-Arrangement is calculated to be in the range of $46.37 to $51.66.

Value of the Consideration

Based on a post-Arrangement value per share of $46.37 to $51.66 for the Consideration and the issuance of approximately 1,194.0 million Class A Shares to BN, we have calculated the total FMV of the Consideration given to BN to be between $55,368 million and $61,681 million.

Difference in Value Exchanged

We have determined that the difference in the net value exchanged for the Minority Shareholders would be nominal from the Arrangement (the “Exchange Differential”). This is based on a FMV of $55,342 million to $61,694 million for the Subject Shares as compared to $55,368 million to $61,681 million for the Consideration. Noting that at the high end of our range of values that the Subject Shares received nominally exceeds the Consideration given up, and that on the low end and midpoint values that the Subject Shares received are nominally lower than the Consideration given up.

For illustrative purposes, the following tables demonstrates the value exchanged at our low, high and, midpoint FMV of the Exchanged Shares on a post-Arrangement basis.

B. Sensitivity of Fair Market Value

We have evaluated the sensitivity of the Exchange Differential by analyzing how changes in the fair market value of the Exchanged Shares impact it. For illustrative purposes, the following table shows the sensitivity of the Exchanged Differential under different scenarios of fair market value.

Based on our sensitivity analysis, we have observed that the Exchange Differential is relatively insensitive to changes in FMV. A shock in FMV to the Consideration by approximately plus or minus $4 billion results in the Exchanged Differential changing by only $20 million to $21 million or $0.04 to $0.05 per share. As a point of reference in assessing the significance of the observed change, the average 12-month intraday trading range for BAM LTD shares is $0.85. Given that the FMV of the Consideration is significantly linked to the FMV of the Subject Shares, the observed sensitivity results are both expected and reasonable.

C. Other financial considerations

In addition to the Exchange Differential calculated above, we have assessed whether there are other potential financial factors, including any net benefits or costs that may accrue to the shareholders of BAM LTD upon the completion of the Arrangement.

As highlighted during the 2024 Investor Day, Brookfield have been actively engaged in various reorganizations aimed at expanding their shareholder base. Strategically, Brookfield spun-off their asset management business to create a pure play asset manager in order to streamline their business, align their interests with clients and expand their investor base.

Following this reorganization, Brookfield expects to establish a more robust platform for accessing both U.S. and global capital markets, and positioning BAM LTD for potential inclusion in various U.S. and global indices.

While we recognize the inherent risks associated with executing this strategy and realizing its anticipated benefits, we believe there is reasonable basis for it to be successful. Consequently, the likelihood of success would not only enhance value for the Minority Shareholders, but to the extent that this initiative is successful we are of the view it could also contribute positively to all the shareholders of BAM LTD post-Arrangement.

There has been no value ascribed to the shares of BAM LTD or BAM ULC with respect to the potential benefits of this strategy.

15.0	Fairness Opinion Conclusion

Based on the scope of KPMG’s review and subject to the assumptions and limitations as noted herein, KPMG is of the opinion that the Arrangement is fair, from a financial point of view, to holders of the BAM LTD Class A Shares (other than BAM LTD Class A Shares held, directly or indirectly, by an “interested party” within the meaning of MI 61-101 or otherwise required to be excluded under the requirements of MI 61-101).

Yours very truly,

/s/ KPMG LLP

KPMG LLP

APPENDIX E

PRO FORMA FINANCIAL INFORMATION

Brookfield Asset Management Ltd. (“BAM”), through its interest in Brookfield Asset Management ULC (the “Asset Management Company”), is a leading global alternative asset manager.

As of September 30, 2024, BAM held 436,489,763 common shares of the Asset Management Company (“Common Shares"), representing an approximate 27% interest in the Asset Management Company, and accounted for its investment in the Asset Management Company using the equity method of accounting, while Brookfield Corporation (“BN”) held 1,194,021,145 Common Shares, representing an approximate 73% interest in the Asset Management Company.

BAM and BN intend to complete a transaction by way of a plan of arrangement (“the Arrangement”) whereby BN and certain of its subsidiaries will exchange all of their Common Shares in the Asset Management Company for newly-issued Class A Limited Voting Shares of BAM (“Class A Shares”) on a one-for-one basis. As a result of the Arrangement, BAM will issue approximately 1,194 million Class A Shares to BN for approximately 1,194 million outstanding Common Shares of the Asset Management Company. Immediately following the completion of the Arrangement, it is anticipated that (i) BAM will hold, directly and indirectly, 100% of the outstanding Common Shares of the Asset Management Company, (ii) BN will hold approximately 73% of the outstanding Class A Shares of BAM, and (iii) the shareholders of BAM prior to effecting the Arrangement will hold the remaining approximately 27% of the Class A Shares of BAM.

As a result, the effective economic ownership interest in the Asset Management Company of BAM’s shareholders prior to effecting the Arrangement and BN will not be substantially impacted by the Arrangement.

These unaudited consolidated pro forma financial statements of BAM (the “Unaudited Pro Forma Financial Statements”) have been prepared in connection with the Arrangement and the adjustments in the Unaudited Pro Forma Financial Statements related to the Arrangement are referred to as the “Transaction Accounting Adjustments”.

Due to the manner in which the Arrangement is contemplated, the legal acquisition of substantially all of the Common Shares of the Asset Management Company by BAM is expected to be accounted for as a reverse asset acquisition. For accounting purposes, the Asset Management Company is considered to be the accounting acquirer and have issued shares to acquire the net assets of BAM. Following the completion of the Arrangement, BAM continues to be the registrant and its consolidated financial statements, including historical results other than legal share capital, will be that of the Asset Management Company.

Accordingly, the Transaction Accounting Adjustments reflect the following:

•	the acquisition of BAM’s net assets and the effective settlement of any pre-existing relationships between the Asset Management Company and BAM; and

•	the allocation of the transaction price among the acquired net assets of BAM.

The information in the unaudited pro forma statements of income gives effect to the Arrangement as if it had been consummated on January 1, 2023. The information in the unaudited pro forma balance sheet gives effect to the Arrangement as if it had been consummated on September 30, 2024. All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S dollars and has been prepared using accounting policies that are consistent with U.S. GAAP. The Unaudited Pro Forma Financial Statements have been derived by the application of pro forma adjustments to the consolidated financial statements of BAM and the Asset Management Company as at December 31, 2023 and September 30, 2024 and for the periods then ended.

The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed and have been made solely for the purpose of providing unaudited pro forma financial information. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited financial statements of BAM and the Asset Management Company, respectively, as at and for the year ended December 31, 2023 and the unaudited financial statements of BAM and the Asset Management Company as at and for the three and nine months ended September 30, 2024. The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of BAM’s financial position or results of operations had the Arrangement occurred on the dates or for the periods indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our results.

BROOKFIELD ASSET MANAGEMENT LTD.

PRO FORMA BALANCE SHEET
(unaudited)

			Transaction
As at September 30, 2024	Brookfield Asset	Brookfield Asset	Accounting
(millions)	Management Ltd.	Management ULC	Adjustments	Notes	Pro Forma
Assets
Cash and cash equivalents	$16	$903	$-		$919
Accounts receivable and other	-	614	(103)	2a	511
Due from affiliates	923	2,378	(384)	2b, 2f	2,917
Investments	3,309	9,105	(3,309)	1c, 2c, 2e	9,105
Investments held for sale	-	249	-		249
Other assets	76	-	(76)	2d	-
Property, plant and equipment	-	61	-		61
Intangible assets	-	40	142	1e	182
Goodwill	-	251	-		251
Deferred income tax assets	-	653	-		653
Total Assets	$4,324	$14,254	$(3,730)		$14,848
Liabilities
Accounts payable and other	$858	$1,667	$(9)	2a	$2,516
Due to affiliates	218	1,386	(384)	2b, 2f	1,220
Deferred income tax liabilities	-	45	37	1e	82
Total Liabilities	1,076	3,098	(356)		3,818
Preferred shares redeemable non-controlling interest	-	2,155	(47)	2e	2,108
Equity			(9,017)	1a	-
Common stock	-	9,017
Class A	3,474	-	5,629	1a	9,103
Class A held in Treasury	(651)	(91)	651	1a	(91)
Class B	-	-	-		-
Retained deficit	(150)	(553)	150	1a	(553)
Accumulated other comprehensive income	7	182	(7)	1a	182
Additional paid-in capital	537	153	(733)	1d, 2a, 2d	(43)
Non-controlling interest	31	293	-		324
Total Equity	3,248	9,001	(3,327)		8,922
Total Liabilities, Redeemable non-controlling interest and Equity	$4,324	$14,254	$(3,730)		$14,848

See accompanying notes to the Unaudited Pro Forma Financial Statements.

BROOKFIELD ASSET MANAGEMENT LTD.
PRO FORMA STATEMENT OF INCOME
(unaudited)

Nine Months Ended			Transaction
September 30, 2024	Brookfield Asset	Brookfield Asset	Accounting
(millions except share data)	Management Ltd.	Management ULC	Adjustments	Notes		Pro Forma
Revenues
Base management and advisory fees	$-	$2,480	$-			$2,480
Investment income
Carried interest allocations
Realized	-	11	-			11
Unrealized	-	(24)	-			(24)
Total investment income	-	(13)	-			(13)
Interest and dividend revenue	-	117	(12)	2	f	105
Other revenues	362	333	(152)	2	b	543
Total revenues	362	2,917	(164)			3,115

Expenses
Compensation, operating, and general and administrative expenses Compensation and benefits	(272)	(878)	144	2	b	(1,006)
Other operating expenses	(5)	(238)	8	2	b	(235)
General, administrative and other	-	(42)	-			(42)
Total compensation, operating and general and administrative expenses	(277)	(1,158)	152			(1,283)
Carried interest allocation compensation
Realized	(30)	(50)	-			(80)
Unrealized	(66)	(32)	-			(98)
Total carried interest allocation compensation	(96)	(82)	-			(178)
Interest expense paid to related parties	(12)	(17)	12	2	f	(17)
Total expenses	(385)	(1,257)	164			(1,478)
Other expenses, net	-	(117)	-			(117)
Share of income from equity method investments	378	194	(378)	2	c	194
Income before taxes	355	1,737	(378)			1,714
Income tax expense	-	(309)	-			(309)
Net Income	355	1,428	(378)			1,405
Net loss attributable to preferred share redeemable non-controlling interest	-	161	-			161
Net (income) attributable to non-controlling interest	-	(109)	-			(109)
Net Income attributable to common holders of Brookfield Asset Management ULC	$355	$1,480	$(378)			$1,457

Net income per Class A and Class B share
Class A - basic	$0.87					$0.91
Class A - diluted	$0.85					$0.91
Class B basic and diluted	$0.86					$0.91

See accompanying notes to the Unaudited Pro Forma Financial Statements.

BROOKFIELD ASSET MANAGEMENT LTD.
PRO FORMA STATEMENT OF INCOME
(unaudited)

			Transaction
Year Ended December 31, 2023	Brookfield Asset	Brookfield Asset	Accounting
(millions except share data)	Management Ltd.	Management ULC	Adjustments	Notes		Pro Forma
Revenues
Base management and advisory fees	$-	$3,142	$-			$3,142
Investment income
Carried interest allocations
Realized	-	51	-			51
Unrealized	-	348	-			348
Total investment income	-	399	-			399
Interest and dividend revenue	-	172	(9)	2	f	163
Other revenues	383	349	(177)	2	b	555
Total revenues	383	4,062	(186)			4,259

Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(326)	(1,048)	177	2	b	(1,197)
Other operating expenses	(5)	(342)	-			(347)
General and administrative	-	(56)	-			(56)
Total compensation, operating and general and administrative expenses	(331)	(1,446)	177			(1,600)
Carried interest allocation compensation
Realized	(24)	(26)	-			(50)
Unrealized	(38)	(60)	-			(98)
Total carried interest allocation compensation	(62)	(86)	-			(148)
Interest expense paid to related parties	(9)	(14)	9	2	f	(14)
Total expenses	(402)	(1,546)	186			(1,762)
Other expenses, net	-	(129)	-			(129)
Share of income from equity method investments	470	167	(470)	2	c	167
Income before taxes	451	2,554	(470)			2,535
Income tax expense	-	(417)	-			(417)
Net Income	451	2,137	(470)			2,118
Net (income) attributable to preferred share redeemable non-controlling interest	-	(262)	-			(262)
Net (income) attributable to non-controlling interest	-	(36)	-			(36)
Net Income attributable to common holders of Brookfield Asset Management ULC	$451	$1,839	$(470)			$1,820

Net income per Class A and Class B share
Class A - basic	$1.15					$1.15
Class A - diluted	$1.13					$1.14
Class B basic and diluted	$1.15					$1.15

See accompanying notes to the Unaudited Pro Forma Financial Statements.

BROOKFIELD ASSET MANAGEMENT LTD.
NOTES TO THE PRO FORMA FINANCIAL STATEMENTS
(unaudited)

1. Transaction Accounting Adjustments – Purchase Price Allocation

The unaudited pro forma balance sheet of BAM as of September 30, 2024 has been adjusted to give effect to the Arrangement as if it had occurred on that date.

The nature of the Arrangement is a share for share exchange between BAM and BN that results in BN acquiring a controlling interest in BAM without impacting its effective ownership interest in the Asset Management Company. This transaction is expected to be accounted for as a reverse asset acquisition in accordance with U.S. GAAP, in which the Asset Management Company is the accounting acquirer due to (i) the relative shareholdings in BAM after the Arrangement by BN and BAM’s shareholders, (ii) the relative size of the Asset Management Company compared to BAM prior to effecting the Arrangement, and (iii) the fact that substantially all of the fair value of BAM’s gross assets immediately prior to the Arrangement relate to its investment in the Asset Management Company.

As a result, the estimated purchase consideration, together with transaction costs, has been allocated to BAM’s assets and liabilities, including intangible assets that had not previously been recognized on BAM’s historical financial statements, based on estimates of their relative fair value. Share capital of the combined entity is presented based on the historical equity presentation of BAM.

The following table outlines the above:

(In US$ millions, unless otherwise noted)

Share consideration effectively transferred:
Post-Arrangement number of shares held by
previous shareholders of BAM (millions)	439.5
Price of Class A Shares ($ per share)	$47.29	1a
	$20,786
Transaction costs	5	1b
Total estimated purchase consideration	$20,791

Fair value of net assets acquired:
BAM's investment and other relationships in the
Asset Management Company	$20,808	1c, 1d
Cash	16
Due from affiliates	750
Intangible assets	142	1e
Accounts payable and other	(849)
Due to affiliates	(8)
Deferred income tax liabilities	(37)	1e
Non-controlling interest	(31)
	$20,791

The estimated purchase consideration as well as fair value of BAM’s assets and liabilities used for purposes of the Unaudited Pro Forma Financial Statements are based on information available in the public domain as of September 30, 2024 unless otherwise noted. Actual amounts recognized on the effective date of the Arrangement, if consummated, may differ materially from these estimates.

a)	Consideration effectively transferred

As part of the Arrangement, BN and certain of its subsidiaries will transfer approximately 1,194 million Common Shares with a fair value of approximately $56 billion to BAM in exchange for approximately 1,194 million Class A Shares with a fair value of approximately $56 billion on a one for one basis. This results in the total authorized and outstanding Class A Shares of BAM being approximately 1,639 million immediately following the Arrangement, approximately 418 million of which are to be held by the shareholders of BAM prior to effecting the Arrangement.

Consideration effectively transferred by the Asset Management Company has been computed as the market price of the Class A Shares multiplied by the number of shares owned by holders of Class A Shares prior to the Arrangement.

For the purposes of the Unaudited Pro Forma Financial Statements, the market price of the Class A Shares of $47.29 has been ascribed based on the closing price on the New York Stock Exchange on September 30, 2024.

b)	Expenses of the Arrangement

Estimated costs to be incurred with respect to the Arrangement and related matters include, without limitation, financial advisory, accounting and legal fees, the costs of preparation, printing and mailing of this management information circular, other related documents and agreements and stock exchange and regulatory filing fees, which are expected to be approximately $5 million. Each of BN and BAM shall pay for its own portion of costs incurred in connection with the Arrangement related to shareholders meetings and mailing and any legal or advisory fees (as applicable). For greater certainty, all other transaction costs not relating to the foregoing will be the responsibility of, and will be paid for by, the Asset Management Company. Transaction costs expected to be incurred by the Asset Management Company have been included as part of the consideration effectively transferred.

c)	BAM’s interest in the Asset Management Company

As at September 30, 2024, BAM holds an approximate 27% interest in the Asset Management Company. The fair value of this investment has been determined based on the relative fair value of the Class A Shares outstanding as of September 30, 2024. As part of the Arrangement, the Asset Management Company will acquire BAM’s net assets from an accounting perspective and as a result this pre-existing interest will be effectively settled upon effecting the Arrangement.

d)	Other relationships between the Asset Management Company and BAM

During the normal course of operations, BAM and the Asset Management Company have entered into various transactions which have led to balances owed and owing between the parties. As part of the Arrangement these balances will be effectively settled in both entities. Refer to note 2 for further details on the individual eliminations which constitute other pre-existing relationships between the Asset Management Company and BAM.

e)	Intangible assets

In assessing the fair value of the assets and liabilities of BAM that are acquired in the transaction, an intangible asset associated with the assembled workforce of BAM has been identified. The fair value has been assessed as $142 million, inclusive of $37 million of deferred tax amounts associated with its recognition.

2.	Transaction Accounting Adjustments – Other

a)	Prepayment of Share-based Compensation Costs

In order to facilitate funding for certain share-based compensation awards, the Asset Management Company prepaid BAM for the cost of certain share-based compensation awards issued to both the Asset Management Company and BAM employees as part of the annual compensation cycles. Upon completion of the Arrangement, these share-based compensation prepayments included in Accounts receivable and other of $103 million, Accounts payable and other of $14 million, and Additional paid-in-capital of $89 million are deemed to have been effectively settled and such transactions will be eliminated on consolidation following the completion of the Arrangement.

b)	Asset Management Services Agreement and Transitional Services Agreement Recharges

In the normal course of business, BAM and the Asset Management Company enter into related party transactions under the Asset Management Services Agreement and Transitional Services Agreement. This resulted in balances in Due from Affiliates or Due to Affiliates on a standalone basis of $173 million that will be effectively settled upon completion of the Arrangement and all intercompany balances following the completion of the Arrangement will be eliminated upon consolidation.

BAM’s compensation expenses that are recoverable from the Asset Management Company as part of the Asset Management Services Agreement and Transitional Services Agreement include base compensation expense, accrued bonuses, as well as performance and share-based compensation. Upon completion of the Arrangement, these related party expenses and revenues will be eliminated on consolidation. For the nine months ended September 30, 2024, these amounts are $144 million in Compensation and benefits, $8 million in Other operating expenses, with an offsetting amount in Operating recoveries of $152 million. For the year ended December 31, 2023, these amounts are $177 million in Compensation and benefits and $177 million in Operating recoveries, respectively.

c)	Equity method investment income

Prior to the Arrangement, BAM accounts for its approximate 27% interest in the Asset Management Company as an equity method investment. Under the equity method, the interest in the Asset Management Company is initially recognized at cost and the carrying amount is increased or decreased to recognize BAM’s share of the profit or loss of the Asset Management Company, as well as any dividends paid.

As part of the Arrangement, the Asset Management Company will acquire BAM’s net assets from an accounting perspective and as a result this pre-existing interest will be effectively settled. Therefore, the unaudited pro forma statements of income have been adjusted to reflect the elimination of BAM’s share of the Asset Management Company’s income of $378 million and $470 million for the nine months ended September 30, 2024 and the year ended December 31, 2023, respectively, as though it had effected the Arrangement on January 1, 2023. In addition, the unaudited pro forma balance sheet has been adjusted to reflect the elimination upon consolidation of BAM’s investment in the Asset Management Company of $3.3 billion.

d)	BAM’s tracking options to acquire shares of the Asset Management Company

Other assets of BAM include options to acquire shares of the Asset Management Company. These options are measured at cost minus impairment. The carrying amount of these investments as of September 30, 2024 is

$76 million. BAM’s tracking options will be derecognized as they are effectively settled upon completion of the Arrangement and eliminated upon consolidation.

e)	Brookfield US Holdings Inc. Class A Preferred Shares

As part of establishing various equity-based compensation vehicles associated with the escrowed stock plans, BAM acquired Class A redeemable preferred shares in a subsidiary of the Asset Management Company for $47 million. The Asset Management Company records the preferred shares at their issuance amount within preferred shares redeemable non-controlling interest. BAM records the preferred shares as debt securities held at amortized cost. Following the Arrangement, these amounts are effectively settled as they will be eliminated upon consolidation.

f)	Revolving Credit Facility

On November 8, 2022, the Asset Management Company, as lender, established a five-year revolving credit facility with BAM for the amount of $500 million. The drawn balance is included within the Due to Affiliates and Due from Affiliates balances on a standalone basis. Upon completion of the Arrangement, the loan balance of $209 million as at September 30, 2024 is effectively settled upon consolidation of the Asset Management Company and BAM. Additionally, the associated interest income and expense of $12 million and $9 million for the nine months ended September 30, 2024 and the year ended December 31, 2023, respectively, in the standalone financial statements of the Asset Management Company and BAM will be eliminated upon consolidation.

g)	Tax Impact

The adjustment to reflect the tax effects of the proforma adjustments is calculated at the average statutory rates in effect in each relevant jurisdiction for the periods presented with the exception of the equity method income associated with the Asset Management Company.

3. Earnings per Share

Following the Arrangement, share capital of the combined entity will reflect the legal capital structure of BAM, which is expected to have approximately 1.6 billion Class A Shares and 21,280 Class B Limited Voting Shares outstanding upon completion of the Arrangement.

Pro forma basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Pro forma earnings per share is calculated using the two-class method for each of the two classes of shares outstanding, based on their pro-rata share of earnings. Treasury shares have been excluded from the calculation of earnings per share.

Further, certain dilutive securities relating to outstanding restricted stock and options have been reflected accordingly in diluted earnings per share figures. As part of assessing the fair value exchanged in the transaction it was determined that all outstanding stock-based compensation awards of BAM and the Asset Management Company immediately prior to the completion of the Arrangement will remain outstanding under the same terms and conditions upon close of the Arrangement.

Pro forma earnings per share calculations are as follows:

Earnings per Class A Share

(millions, except share data)	Nine months ended September 30, 2024	Year ended December 31, 2023
Numerator
Net income	$1,457	$1,820
Denominator
Weighted average of Class A Shares outstanding - basic	1,598,409,760	1,585,772,518
Weighted average of Class A Shares outstanding - diluted	1,606,725,807	1,590,570,746
Earnings per Class A Share - basic	$0.91	$1.15
Earnings per Class A Share - diluted	$0.91	$1.14

Earnings per Class B Share

(millions, except share data)	Nine months ended September 30, 2024	Year ended December 31, 2023
Numerator
Net income	$-	$-
Denominator
Weighted average of Class B Shares outstanding - basic and diluted	21,280	21,280
Earnings per Class B Share - basic and diluted	$0.91	$1.15

Appendix F – SPECIAL RESOLUTION INCREASING THE NUMBER OF DIRECTORS

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The number of directors of BAM be increased from 12 to 14.

2.	Any authorized signatory, officer or director of BAM is hereby authorized and directed for and on behalf of BAM to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

F-1

BROOKFIELD ASSET MANAGEMENT

Brookfield.com

NYSE: BAM

TSX: BAM

BROOKFIELD CORPORATE OFFICES

United States	Canada	United Kingdom	Australia

Brookfield Place	Brookfield Place	One Canada Square	Brookfield Place
250 Vesey Street	181 Bay Street, Suite 100	Level 25	Level 19
15th Floor	Bay Wellington Tower	Canary Wharf	10 Carrington Street
New York, NY	Toronto, ON M5J 2T3	London E14 5AA	Sydney, NSW 2000
10281-0221	+1.416.363.9491	+44.20.7659.3500	+61.2.9158.5100
+1.212.417.7000

Brazil	United Arab Emirates	India	China

Avenida das Nações Unidas,	Level 24, ICD Brookfield Place	Unit 1	Unit 01, 11F
14.401	Al Mustaqbal Street, DIFC	4th Floor, Godrej BKC	Tower C, One East
Parque da Cidade-Torre Paineira	P.O. Box 507234	Bandra Kurla Complex	No. 768 South Zhongshan 1st Road
15º andar	Dubai	Mumbai 400 051	Huangpu District, Shanghai
São Paulo–SP	+971.4.597.0100	+91.22.6600.0700	200023
CEP 04794-000			+86.21.2306.0700
+55 (11) 2540.9150

OAKTREE CORPORATE OFFICES

United States	United States	United Kingdom	Hong Kong

333 South Grand Avenue	1301 Avenue of the Americas	Verde	Suite 2001, 20/F
28th Floor	34th Floor	10 Bressenden Place	Champion Tower
Los Angeles, CA 90071	New York, NY 10019	London SW1E 5DH	3 Garden Road
+1.213.830.6300	+1.212.284.1900	+44.20.7201.4600	Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America	South America	Europe / Middle East	Asia Pacific

Bermuda	Bogotá	Amsterdam	Sydney
Brentwood	Lima	Dublin	Beijing
Calgary		Frankfurt	Hong Kong
Chicago		Luxembourg	Shanghai
Houston		Madrid	Seoul
Los Angeles		Paris	Singapore
Stamford		Stockholm	Tokyo
Vancouver		Dubai
Riyadh